Form 20-F
period 2024-09-30
Linkage Global Inc
filed 2025-01-27
CIK 1969401

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

Zhihua Wu, Chief Executive Officer

Telephone: +03-5927-9261

Email: zhihua_wu@linkagecc.com

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.00025 per share	LGCB	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 21,500,000 Class A ordinary shares, par value $0.00025 per share, as of September 30, 2024.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“authorized agent” are to an designated agent for the media, who is responsible for identifying and procuring merchants to purchase ad inventory from the media, facilitating the transaction process, and assisting ad deployment;

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau and excluding Taiwan for the purposes of this annual report only. The same legal and operational risks associated with operations in mainland China also apply to operations in Hong Kong;

●	“Chuancheng Digital” are to Fujian Chuancheng Digital Technology Limited (福建传丞数字科技有限公司), a limited liability company organized under the laws of the PRC, which is wholly owned by Linkage Network;

●	“Chuancheng Internet” are to Fujian Chuancheng Internet Technology Limited (福建传丞互联网科技有限公司, formerly known as 福建海狮跨境教育科技有限公司 and 福建传丞跨境教育科技有限公司), a limited liability company organized under the laws of the PRC, which is wholly owned by Chuancheng Digital;

●	“Class A Ordinary Shares” are to the Class A ordinary shares of Linkage Cayman, par value $0.00025 per share;

●	“Class B Ordinary Shares” are to the Class B ordinary shares of Linkage Cayman, par value $0.00025 per share;

●	“Customers” are to cross-border e-commerce sellers (both enterprises and individuals) that purchase products, e-commerce operation training and software support services;

●	“EXTEND” are to EXTEND CO., LTD, a Japanese corporation, which is wholly owned by Linkage Cayman;

●	“HKD” or “HK$” are to the legal currency of Hong Kong;

●	“Honeybee product shelving software” are to software application owned by Chuancheng Internet that helps cross-border e-commerce sellers manage and optimize their product listings on their e-commerce websites;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“HQT NETWORK” are to HQT NETWORK CO., LIMITED, a Hong Kong corporation and wholly owned subsidiary of Linkage Holding;

●	“Internet traffic dividend” are to the rapid growth in the number of users and economic value resulting from the widespread of internet applications;

●	“Japanese yen” or “JPY” are to the legal currency of Japan;

●	“KOLs” are to individuals who have significant influence over online shoppers and their purchasing decisions;

●	“Linkage Cayman” are to Linkage Global Inc, a Cayman Islands exempted company;

●	“Linkage Electronic” are to Linkage Electronic Commerce Limited, a Hong Kong corporation and wholly owned subsidiary of Linkage Holding;

ii

●	“Linkage ERP System” are to the Operating Entities’ enterprise resource planning owned by Chuancheng Digital, which is committed to providing cross-border e-commerce sellers with solutions for delicacy operations and business and financial data integration, making cross-border e-commerce easier;

●	“Linkage Holding” are to Linkage Holding (Hong Kong) Limited, a Hong Kong corporation, which is wholly owned by Linkage Cayman;

●	“Linkage Network” or “WFOE” are to Linkage (Fujian) Network Technology Limited (传丞（福建）网络科技有限公司), a limited liability company organized under the laws of China, which is wholly owned by Linkage Holding;

●	“mainland China” or “Mainland China” are to the People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau, and Taiwan;

●	“Merchants” are to Customers and other cross-border e-commerce sellers and suppliers;

●	“Operating Entities” are to EXTEND, Linkage Electronic, HQT NETWORK, Chuancheng Digital, and Chuancheng Internet, collectively;

●	“Renminbi” or “RMB” are to the legal currency of China;

●	“shares,” and “Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares;;

●	“SKUs” are to stock keeping units;

●	“smart products” and “smart electronics” are to the combination of computer, communication and consumer electronics;

●	“SMEs” are to small and medium enterprises; and

●	“$,” “USD,” “US$” or “U.S. dollars” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2024, 2023, and 2022.

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

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2024		2023		2022
At the end of the year - RMB	RMB	7.0176	RMB	7.2960	RMB	7.1135
Average rate for the year - RMB	RMB	7.2043	RMB	7.05330	RMB	6.5532
At the end of the year – JPY	JPY	143.2500	JPY	149.4300	JPY	144.7100
Average rate for the year – JPY	JPY	150.3267	JPY	138.9277	JPY	124.6952

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Unless otherwise stated, as used in this annual report, the terms “we,” “us,” “our,” “Linkage Cayman,” “Linkage,” “our Company,” and the “Company” refer to Linkage Global Inc, a Cayman Islands exempted company, and when describing Linkage Cayman’s consolidated financial information for the fiscal years ended September 30, 2024, 2023 and 2022, also includes Linkage Cayman’s subsidiaries; “Linkage Holding” refers to Linkage Holding (Hong Kong) Limited, a Hong Kong corporation, which is wholly owned by Linkage Cayman; “Linkage Electronic” refers to Linkage Electronic Commerce Limited, a Hong Kong corporation and wholly owned subsidiary of Linkage Holding; “HQT NETWORK” refers to HQT NETWORK CO., LIMITED, a Hong Kong corporation and wholly owned subsidiary of Linkage Holding; “EXTEND” refers to EXTEND CO., LTD, a Japanese corporation, which is wholly owned by Linkage Cayman; “Linkage Network” refers to Linkage (Fujian) Network Technology Limited (传丞（福建）网络科技有限公司), a limited liability company organized under the laws of the People’s Republic of China (the “PRC” or “China”), which is wholly owned by Linkage Holding; “Chuancheng Digital” refers to Fujian Chuancheng Digital Technology Limited (福建传丞数字科技有限公司), a limited liability company organized under the laws of the PRC, which is wholly owned by Linkage Network; “Chuancheng Internet” refers to Fujian Chuancheng Internet Technology Limited (福建传丞互联网科技有限公司, formerly known as 福建海狮跨境教育科技有限公司 and 福建传丞跨境教育科技有限公司), a limited liability company organized under the laws of the PRC, which is wholly owned by Chuancheng Digital; the “Operating Entities” refers, collectively, to Linkage Electronic, HQT NETWORK, EXTEND, Chuancheng Digital, and Chuancheng Internet; the “Hong Kong subsidiaries” refers to Linkage Holding, Linkage Electronic and HQT NETWORK, collectively; the “PRC subsidiaries” refers to Linkage Network, Chuancheng Digital, and Chuancheng Internet, collectively; and “the Group” or “our Group” refers to Linkage Cayman, its Japanese subsidiary, the Hong Kong subsidiaries and the PRC subsidiaries, collectively.

Linkage Cayman is a holding company incorporated in the Cayman Islands with no operations of its own. Linkage Cayman conducts its operations through its Operating Entities in Japan, Hong Kong, and mainland China. The Class A Ordinary Shares are shares of the Cayman Islands holding company instead of shares of the Operating Entities in Japan, Hong Kong, and mainland China. Holders of our Class A Ordinary Shares do not directly own any equity interests in our subsidiaries, including the equity interests in our principal subsidiaries based in Japan, Hong Kong, and mainland China, but instead own shares of a Cayman Islands holding company.

The PRC subsidiaries and the Hong Kong subsidiaries are subject to certain legal and operational risks associated with the business operations in mainland China and Hong Kong. PRC laws and regulations governing the current business operations of the PRC subsidiaries are sometimes vague and uncertain, and as a result, these risks may result in material changes in the operations of the PRC subsidiaries, significant depreciation of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, neither we nor the PRC subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. The Cybersecurity Review Measures became effective on February 15, 2022, which provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. In the course of the PRC subsidiaries’ operations, the data collected is mainly the mailing addresses used by the Customers (which term refers to both enterprises and individual cross-border e-commerce sellers). Such data will be transmitted to an enterprise resource planning system in the PRC for use in subsequent shipments. Consequently, our PRC counsel, AllBright Law Offices (Fuzhou) (“AllBright”), has advised that such practice may be interpreted as meaning that the PRC subsidiaries use the Internet to carry out data processing activities in the PRC, and thus, the PRC subsidiaries may be subject to cybersecurity review, and during the pendency of such review, in order to prevent certain risks, including risks that activities may endanger critical information infrastructure security and national data security and disclosure of personal information, the PRC subsidiaries may be required to take technical measures and other necessary measures, such as ceasing transmission and deletion of data or information, suspension of new user registration to prevent and mitigate risks in accordance with the requirements of the cybersecurity review. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations. In addition, on July 7, 2022, the Cyberspace Administration of China (“CAC”) issued the Measures for the Security Assessment of Cross-border Transfer of Data, which stipulates that data processors who provide overseas the important data collected and generated during operations within the PRC and personal information that shall be subject to security assessment shall conduct a security assessment. As of the date of this annual report, the PRC subsidiaries have not carried out the activities of providing personal information outside the territory of the PRC. According to our PRC legal counsel, AllBright, we and the PRC subsidiaries are compliant with the Personal Information Protection Law of the PRC (the “PIPL”) and, the PRC subsidiaries have not provided critical data and personal information outside the territory of the PRC, as of the date of this annual report. The data collected in the course of the PRC subsidiaries’ operations is mainly the mailing addresses used by the Customers. Such data is stored within the territory of the PRC. Based on the foregoing analysis, our PRC legal counsel is of the view that we and the PRC subsidiaries are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material aspects, and we believe that we are in compliance with the regulations and policies that have been issued by the CAC as of the date of this annual report. Nevertheless, there remains substantial uncertainties about the interpretation and implementation of Measures for the Security Assessment of Cross-border Transfer of Data, and it is unclear whether the PRC subsidiaries shall require a security assessment. If it is determined in the future that the PRC subsidiaries are required such security assessment, it is uncertain whether they can or how long it will take them to complete such security assessment or rectification. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in mainland China—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the PRC subsidiaries’ business and our future offerings.”

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved. Further, according to the officials from the CSRC, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges for their indirect overseas offering and listing prior to the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023. Those who complete their overseas offering and listing within such six months are deemed as Existing Issuers. Within such six-month transition period, however, if such domestic companies need to reapply for offering and listing procedures to the overseas regulatory authority or securities exchanges, or if they fail to complete their indirect overseas issuance and listing, such domestic companies shall complete the filling procedures with the CSRC. Under the Overseas Listing Trial Measures, direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically. Indirect overseas offering and listing by domestic companies refers to such overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. If a PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Our PRC legal counsel, AllBright, has advised us, based on its understanding of the current PRC law, rules, and regulations currently in effect, that we are not required to complete the filing procedures with the CSRC for our continued offerings, given that (i) we are not a China domestic company; and (ii) any follow-on offering by us would not be determined to be an indirect overseas offering, because the operating revenue, total profit, total assets, or net assets, as documented in our audited consolidated financial statements for the most recent fiscal year ended September 30, 2024, accounted for by the PRC subsidiaries are all under 50%. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Overseas Listings” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in mainland China—The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.”

According to our PRC counsel AllBright, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC for our future offerings and continued listing on the Nasdaq Stock Market, but recent statements by the Chinese government have indicated an intent to impose more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers. As of the date of this annual report, we and the PRC subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, or our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act, or the “HFCA Act,” if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or in Hong Kong, a Special Administration Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. Our auditor of the Company’s financial statements for the fiscal year ended September 30, 2024, HTL International, LLC (“HTL”), is headquartered in Houston, Texas. HTL is subject to PCAOB inspections on a regular basis. Our auditor of the Company’s financial statements for the fiscal years ended September 30, 2023 and 2022, TPS Thayer, LLC (“TPS”), is headquartered in Sugar Land, Texas, and has been inspected by the PCAOB on a regular basis, with the last inspection in September 2022. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022. If trading in our Class A Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in Mainland China — Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our ability to continue being listed on Nasdaq.”

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

As a holding company, we are dependent on receipt of funds from our principal subsidiaries in Hong Kong and Japan. There are currently no restrictions on foreign exchange and our ability to transfer cash among our Cayman Islands holding company and our principal subsidiaries in Hong Kong and Japan. As a Cayman Islands holding company, the Company will be able to pay dividends and make other distributions to its shareholders, including investors of the Class A Ordinary Shares, provided that it (i) has either sufficient profits or retained profits, when the dividend is to be declared and paid from profits, or sufficient share premium, and satisfies the solvency test as defined under the Companies Act, when the dividend is to be paid from share premium, and (ii) complies with the provisions in our memorandum and articles of association then in effect. However, as the PRC government imposes control over currency conversion, it has the authority to conduct exchange transfer reviews, which may impose certain limitations on our ability to transfer cash among the Company, its subsidiaries, and its investors. See “— Dividends or Distributions Made to the Company and U.S. Investors and Tax Consequences,” “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in mainland China — PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us,” “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in mainland China — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business,” and “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in mainland China — Governmental control of currency conversion may affect the value of your investment and our payment of dividends.” Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) as long as certain procedural requirements are met. However, approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions or limitations in the future. There is no assurance the PRC government will not intervene in or impose restrictions on our ability to transfer cash or assets. To the extent cash or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets. For details, see “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in mainland China — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business” and “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in mainland China—To the extent cash or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets.”

Dividends or Distributions Made to the Company and U.S. Investors and Tax Consequences

As of the date of this annual report, none of subsidiaries has made any dividends or distributions to the Company and the Company has not made any dividends or distributions to its shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under the laws of the Cayman Islands, a Cayman Islands company may pay a dividend on its shares out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if following such payment the company would be unable to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we are dependent on receipt of funds from our principal subsidiaries in Hong Kong and Japan. There are currently no restrictions on foreign exchange and our ability to transfer cash among our Cayman Islands holding company and our principal subsidiaries in Hong Kong and Japan. As a Cayman Islands holding company, the Company will be able to pay dividends and make other distributions to its shareholders, including investors of the Class A Ordinary Shares, provided that it (i) has either sufficient profits or retained profits, when the dividend is to be declared and paid from profits, or sufficient share premium, and satisfies the solvency test as defined under the Companies Act, when the dividend is to be paid from share premium, and (ii) complies with the provisions in our memorandum and articles of association then in effect. However, as the PRC government imposes control over currency conversion, it has the authority to conduct exchange transfer reviews, which may impose certain limitations on our ability to transfer cash among the Company, its subsidiaries, and its investors, primarily reflected in the following aspects: (i) we are restricted from injecting capital or providing loans to the PRC subsidiaries, which may adversely affect the operations of the PRC subsidiaries; (ii) the PRC subsidiaries may be restricted from paying dividends to us; and (iii) if we are unable to obtain dividends from the PRC subsidiaries, it may adversely impact our dividends distribution to investors. See “Item 3. Key Information—D. Risk Factors — Summary of Risk Factors,” “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in mainland China — PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us,” “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in mainland China — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business,” and “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in mainland China — Governmental control of currency conversion may affect the value of your investment and our payment of dividends.”

The PRC subsidiaries are subject to restrictions and limitations on their ability to distribute earnings from their businesses to us and U.S. investors. Current PRC regulations permit the PRC subsidiaries to pay dividends to Linkage Holding only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or “SAFE Circular 3,” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principle of genuine transaction. Furthermore, if the PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or the PRC subsidiaries are unable to receive all of the revenue from their operations, we may be unable to pay dividends on our Class A Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Linkage Holding may be considered a non-resident enterprise for tax purposes, so that any dividends the PRC subsidiaries pay to Linkage Holding may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Enterprise Taxation.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in mainland China, for our cash and financing requirements. If any of the PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Double Tax Avoidance Arrangement”), the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to any dividends paid by Linkage Network to its immediate holding company, Linkage Holding. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Linkage Holding intends to apply for the tax resident certificate if and when Linkage Network plans to declare and pay dividends to Linkage Holding. To the extent cash or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in mainland China — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC subsidiaries, and dividends payable by the PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits” and “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in mainland China — To the extent cash or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets.”

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

Permissions or Approval Required from the PRC Authorities for Overseas Listing

As of the date of this annual report, our PRC counsel, AllBright, has advised us that (1) neither we nor any of the PRC subsidiaries are required to obtain permission from any of the PRC authorities to operate and issue our Class A Ordinary Shares to foreign investors, (2) we may be required to obtain permission or approval relating to our Class A Ordinary Shares from the CAC pursuant to the Cybersecurity Review Measures (2021 version), and (3) we are not required to complete the filing procedures with the CSRC for the future offerings of our Class A Ordinary Shares.

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

Our PRC legal counsel, AllBright, has advised us, based on its understanding of the current PRC law, rules, and regulations, that we are not required to complete filing procedures with the CSRC for the offering and listing of our Class A Ordinary Shares, given that (i) we are not a China domestic company; and (ii) any follow-on offering by us would not be determined to be an indirect overseas offering, because the operating revenue, total profit, total assets, or net assets, as documented in our audited consolidated financial statements for the most recent fiscal year ended September 30, 2024, accounted for by the PRC subsidiaries are all under 50%. See “Item 4. Information on the Company —B. Business Overview — Regulations — Regulations Relating to Overseas Listings” and “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in mainland China — The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.”

To conduct business activities in Hong Kong, every person carrying on any business must make an application to the Commissioner of Inland Revenue for the registration of that business with the Business Registration Office of the Inland Revenue Department in Hong Kong and make an application for business registration within one month of commencement of such business. Any person who fails to comply is subject to a maximum fine of HK$5,000 and one year of imprisonment. As of the date of this annual report, each of the Hong Kong subsidiaries has obtained a valid business registration certificate. There is no statutory or mandatory permission or regulatory approval required for the provision of customized servers and ancillary software and services in Hong Kong. We believe that as of the date of this annual report, neither we nor the Hong Kong subsidiaries are required to obtain any permission or approval from the Hong Kong authorities to offer our securities to foreign investors outside Hong Kong. However, it is uncertain whether we or the Hong Kong subsidiaries will be required to obtain additional permissions or approval from Hong Kong authorities to operate business or offer securities to foreign investors in the future, and whether we would be able to obtain such permissions or approvals. If we are unable to obtain such permissions or approvals if required in the future because applicable laws, regulations, or interpretations change, or inadvertently conclude that such permissions or approvals are not required, then the value of our Class A Ordinary Shares may depreciate significantly or become worthless.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings.  These risks are discussed more fully under “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry”)

Risks and uncertainties related to our business include, but are not limited to, the following:

●	the Operating Entities operate in a highly-competitive market and their failure to compete effectively could adversely affect their results of operations;

●	our historical performance may not be sustainable or indicative of our future growth and financial results. We cannot guarantee that we will grow our businesses;

●	system interruptions that impair access to the Operating Entities’ software, or other performance failures in its technology infrastructure, could damage their reputation and results of operations;

●	cybersecurity risks and cyber incidents may adversely affect the Operating Entities business by causing a disruption to their operations, a compromise or corruption of their confidential information, misappropriation of assets and/or damage to their business relationships, all of which could negatively impact their business and results of operations; and

●	we have engaged in substantial transactions with related parties, and such transactions present possible conflicts of interest that could have a material and adverse effect on our business, financial conditions and results of operations; and

Risks Relating to Our Class A Ordinary Shares and the Trading Market (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Class A Ordinary Shares the Trading Market”)

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Class A Ordinary Shares and the trading market, including, but not limited to, the following:

●	since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholder;

●	if we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected;

●	the market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance; and

●	the price of our Class A Ordinary Shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Risks Relating to Doing Business in Hong Kong (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in Hong Kong”)

The same legal and operational risks associated with operations in mainland China also apply to operations in Hong Kong.

●	the enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact the Hong Kong subsidiaries;

●	the enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement thereof that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Hong Kong subsidiaries’ operations and/or the value of our securities;

●	there are some political risks associated with conducting business in Hong Kong; and

●	some of our subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data security or antimonopoly, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.

Risks Relating to Doing Business in Mainland China (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China”)

Some of our business is conducted in mainland China through the Operating Entities, and therefore, we face risks and uncertainties relating to doing business in mainland China in general, including, but not limited to, the following:

●	changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the PRC subsidiaries’ business and operations;

●	uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us;

●	you may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China;

●	given the Chinese government’s significant oversight and discretion over the conduct of the PRC subsidiaries’ business, the Chinese government may intervene or influence their operations at any time, which could result in a material change in the PRC subsidiaries’ operations and/or the value of our Class A Ordinary Shares the Chinese government may intervene or influence their operations at any time, which could result in a material change in the PRC subsidiaries’ operations and/or the value of our Class A Ordinary Shares;

●	any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC subsidiaries or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless;

●	recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the PRC subsidiaries’ business;

●	the Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future;

●	recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our ability to continue being listed on Nasdaq;

●	to the extent cash or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets;

●	the approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offerings, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for our future offerings;

●	the M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China; and

●	Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless.

Risks Relating to Our Business and Industry

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

Our historical performance may not be sustainable or indicative of our future growth and financial results. We cannot guarantee that we will grow our businesses.

Our revenues decreased from $22.03 million in the fiscal year ended September 30, 2022 to $12.73 million in the fiscal year ended September 30, 2023 and further decreased to $10.29 million for the year ended September 30, 2024, primarily attributable to the decrease of cross-border sales. Our revenues may further decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models and changes in rules, regulations, government policies or general economic conditions. Our revenues could be negatively affected by inflationary pressure and changes in the global economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, our business, financial condition and results of operations may be materially and adversely affected.

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

In addition, the Operating Entities’ international sales and operations are subject to a number of risks, mainly including (i) local economic, inflation and political conditions; (ii) government regulation (such as regulation of our product and service offerings and of competition); restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs); nationalization; and restrictions on foreign ownership; (iii) restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products, services, and content, including uncertainty as a result of less Internet-friendly legal systems, local laws, lack of legal precedents, and varying rules, regulations, and practices regarding the physical and digital distribution of media products and enforcement of intellectual property rights; (iv) business licensing or certification requirements; (v) limitations on the repatriation and investment of funds and foreign currency exchange restrictions; (vi) limited fulfillment and technology infrastructure; (vii) shorter payable and longer inventory and receivable cycles and the resultant negative impact on cash flow; (viii) laws and regulations regarding consumer and data protection, privacy, network security, encryption, payments, advertising, and restrictions on pricing or discounts; (ix) lower levels of use of the Internet; (x) lower levels of consumer spending and fewer opportunities for growth compared to the China, Japan or other Asian nations; (xi) different employee/employer relationships and the existence of works councils and labor unions; (xii) laws and policies of the U.S. and other jurisdictions affecting trade, foreign investment, loans, and taxes; and (xiii) geopolitical events, including pandemics, war and terrorism.

As international physical, e-commerce, and omni-channel retail and other services grow, competition will intensify, including through adoption of evolving business models. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on local customers, as well as their more established local brand names. The inability to hire, train, retain, and manage sufficient required personnel may limit the Operating Entities’ international growth.

If the Operating Entities fail to maintain and expand our relationships with suppliers, our revenues and results of operations will be harmed.

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

During the fiscal year ended September 30, 2024, two suppliers accounted for approximately 15.39% and 10.74% of the Operating Entities’ total purchases. During the fiscal year ended September 30, 2023, three suppliers accounted for approximately 17.52%, 17.02% and 11.04% of the Operating Entities’ total purchases, respectively. During the fiscal year ended September 30, 2022, two suppliers accounted for approximately 20.59% and 15.97% of the Operating Entities’ total purchases, respectively. The loss of or a reduction in the amount of merchandise made available to the Operating Entities by any one of these key suppliers, or by any of their other suppliers, could have an adverse effect on the Operating Entities’ business.

If HQT NETWORK fails to maintain the relationship with Google, its digital marketing services could be materially affected, which in turn could adversely affect our financial condition and results of operations.

For the fiscal years ended September 30, 2024, 2023 and 2022, all the revenue in digital marketing services came from the commissions of Google was $0.31 million, $1.53 million, $3.95 million, accounting for approximately 3.03%, 11.99% and 17.91% of our total revenue for the respective years.

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

The Operating Entities entrust third parties to manufacture their private label smart products which the Operating Entities sell to Customers. The Operating Entities offer approximately 211 SKUs of private label smart electronics from qualified third-party manufacturers in a timely and efficient manner. For the fiscal year ended September 30, 2024, we were materially dependent upon two third-party manufacturers for the production of private label smart products; namely, Dongguan Pinmi Electronic Technology Co., Ltd. (“Dongguan Pinmi”), and Shenzhen Huajue Communication Co., Ltd. (“Shenzhen Huajue”) each contributing to more than 5% of our total manufacturing fees paid during the reporting period. And for the fiscal year ended September 302023 and 2022, we were materially dependent upon three third-party manufacturers for the production of private label smart products; namely, Shenzhen Luoxi Technology Co., Ltd. (“Shenzhen Luoxi”), Shenzhen Huajue Communication Co., Ltd. (“Shenzhen Huajue”), and Shenzhen Weiermei Intelligent Technology Co., Ltd. (“Shenzhen Weiermei”), each contributing to more than 5% of our total manufacturing fees paid during each of the reporting periods. Political and economic instability, global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, the financial stability of third-party manufacturers, third-party manufacturers’ ability to meet the Operating Entities’ standards, labor problems experienced by third-party manufacturers, the availability or cost of raw materials, merchandise quality issues, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation, and other factors relating to the Operating Entities’ third-party manufacturers are beyond their control.

Under certain circumstances, the agreements entered into with such third-party manufacturers may lapse, in the event the third-party manufacturers determine not to renew such agreements. For example, our agreements with the major third-party manufacturers identified above, namely Shenzhen Huajue, Shenzhen Luoxi and Shenzhen Weiermei, will be automatically renewed for additional one-year terms, unless a party has provided a three-month advance written notice to the other party prior to the expiration of the term. See “Item 4. Information on the Company—B. Business Overview — Business Model — Product Selection — Product Offerings — Our Private Label Smart Electronics” for detailed descriptions of the material terms of our agreements with major third-party manufacturers. In the event that any of such third parties determines to not to renew by providing such advance written notice, there can be no assurance that the Operating Entities will be able to obtain a replacement in a timely manner, or at all, which may affect our business, financial condition, and results of operations. The Operating Entities’ ability to develop and maintain relationships with reputable third-party manufacturers and offer high quality merchandise to Customers is critical to the Operating Entities’ success. If the Operating Entities are unable to develop and maintain relationships with third-party manufacturers that would allow them to offer a sufficient amount and variety of quality merchandise on acceptable commercial terms, the Operating Entities’ ability to satisfy Customers’ needs, and therefore the Operating Entities’ long-term growth prospects, may be materially adversely affected.

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

As of September 30, 2024, the Operating Entities had one warehouse in Japan. Failures to adequately predict Customers demand or otherwise optimize and operate the Operating Entities’ fulfillment network successfully from time to time result in excess or insufficient fulfillment capacity, increased costs and impairment charges, any of which could materially harm the Operating Entities’ business. As the Operating Entities continue to add warehouses and fulfillment capability, their fulfillment and logistics networks become increasingly complex and operating them becomes more challenging. There can be no assurance that the Operating Entities will be able to operate their networks effectively.

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

Moreover, now that we have become a public company , we expect our public profile to increase, which may result in increased litigation as well as increased public awareness of any such litigation. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we or the Operating Entities are subject, which increases the risk that we or the Operating Entities will be subject to claims alleging violations of those laws and regulations. In the future, the Operating Entities may also be accused of having, or be found to have, infringed, misappropriated or otherwise violated third-party intellectual property rights.

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

We have entered into a substantial number of transactions with certain related parties, including Ms. Xiaoyu Qi, the spouse of Zhihua Wu, our chief executive officer and director, Mr. Fuyunishiki Ryo, our director, Mr. Zhihua Wu, our chief executive officer and director, Shunyu Wu, head of our digital marketing sales department, and Ishiyama Real Estate Co. Ltd., an investee of our company. As of September 30, 2024, 2023 and 2022, (i) the amounts due to related parties were $314,544, $1,413,604, and $1,273,832, respectively, consisting of expenses paid by certain related parties on our behalf and proceed of interest-free loan from related parties; and (ii) the amounts due from related parties were nil, nil and $34,552, respectively, consisting of repayment to (receivable from) related parties. For the fiscal years ended September 30, 2024, 2023 and 2022, expenses paid on behalf of the Company by related parties were $446,469, $1,728,398 and $1,424,460, respectively, and proceed of interest-free loan from related parties were $3,031,467, nil and nil, respectively. In addition, repayment to (receivable from) related parties were $4,593,092, $35,990 and $34,552, respectively. For details, see “Item 7. Major Shareholders and Related Party Transactions — A. Related Party Transactions.” We may in the future enter into additional transactions with entities in which members of our management, board of directors and other related parties hold ownership interests.

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

Some of our foreign operations’ functional currencies are not the JPY, and the financial statements of such foreign operations prepared initially using their functional currencies are translated into JPY. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. During the fiscal years ended September 30, 2024, 2023 and 2022, 60.14%, 31.29% and 25.03%, respectively, of our revenue was derived from markets outside of Japan. We expect that an increasing portion of our revenue and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business.

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

Risks Relating to Our Class A Ordinary Shares and the Trading Market

Our dual class structure may be dilutive to the voting power of Class A Ordinary Shareholders.

On October 11, 2024, at the annual general meeting, to implement a dual class structure, our shareholders approved (i) an ordinary resolution that the Company’s authorized share capital be amended from US$50,000 divided into 200,000,000 Shares of a par value of US$0.00025 each to US$50,000 divided into 195,000,000 Class A ordinary shares of par value US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each, and (ii) a special resolution that the Amended and Restated Memorandum and Articles of Association of the Company to substitute the Company’s then-effective Amended and Restated Memorandum and Articles of Association. The dual class structure of our ordinary shares has the effect of concentrating voting control with holders of Class B Ordinary Shares. Our Class B Ordinary Shares have stronger voting power than our Class A Ordinary Shares and certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our CEO and Chairman of the Board of Directors, Mr. Zhihua Wu, owns voting power of 84.02% of our issued and outstanding Ordinary Shares. As a result, Mr. Zhihua Wu, as our controlling shareholder, has the ability to determine any matter required to be passed by an ordinary resolution, which will be adopted when approved by a simple majority of votes cast by the shareholders of the Company.  Our controlling shareholders have the ability to at least significantly influence, or in certain cases, control the outcome of a matter required to be passed by a special resolution, which will be adopted when approved by not less than two-thirds of votes cast by the shareholders of the Company. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules, even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

We have identified a material weakness with respect to our internal control over financial reporting. The material weakness identified relates to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements.

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

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

We have incurred, and expect to continue to incur substantial increased costs as a result of being a public company.

We have incurred, and expect to continue to incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

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

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior year end, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 21,500,000 Class A Ordinary Shares are issued and outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

Any trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance.

The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

The price of our Class A Ordinary Shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

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

Because we are a foreign private issuer and have opted to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.

Our status as a foreign private issuer exempts us from compliance with certain Nasdaq corporate governance requirements if we instead choose to comply with the statutory requirements applicable to a Cayman Islands exempted company. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of our Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters that our home country’s rules do not. Cayman Islands governance practices, as opposed to the requirements applicable to a U.S. company listed on Nasdaq, provide less protection to you than would otherwise be the case.

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

On October 31, 2024, we received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that based upon the closing bid price of the Class A ordinary shares of the Company for the last 30 consecutive business days, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2) to maintain a minimum bid price of $1 per share.

The notification has no immediate effect on the listing or trading of the Company’s Class A ordinary shares on Nasdaq. Nasdaq has provided the Company with an 180 calendar days compliance period, or until April 29, 2025, in which to regain compliance with Nasdaq continued listing requirement. If at any time during the Compliance Period, the closing bid price per share of the our Class A Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide us with a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

If the Nasdaq Stock Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Shares are a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies (other than copies of our memorandum and articles of association, register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Cayman Islands law does not provide shareholders with any right to requisition a general meeting or put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days is require for any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of our Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

If we are classified as a PFIC, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

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

The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement thereof that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Hong Kong subsidiaries’ operations and/or the value of our securities.

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

The Hong Kong subsidiaries’ revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect the Hong Kong subsidiaries’ business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on the Hong Kong subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong such as the Hong Kong subsidiaries. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

Some of our subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data security or antimonopoly, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.

The Hong Kong subsidiaries, including Linkage Holding, Linkage Electronic and HQT NETWORK, operate in Hong Kong and are thus subject to laws and regulations in Hong Kong in respect of data privacy, data security, and data protection. The main legislation in Hong Kong concerning data security is the PDPO, which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. Pursuant to section 33 of the PDPO, the PDPO is applicable to the collection, holding, processing and using of personal data if such activities take place in Hong Kong, or if the personal data is controlled by a data user whose principal place of business is in Hong Kong. As of the date of this annual report, we and the Hong Kong subsidiaries have complied with the laws and requirements in respect of data security in Hong Kong. Our directors confirm that: (i) none of our directors nor any of the Hong Kong subsidiaries has been involved in any litigation or regulatory action relating to breach of the PDPO; and (ii) they are not aware of any non-compliance incidents relating to any breach of the PDPO since the date of incorporation of the Hong Kong subsidiaries. Since the PRC subsidiaries conduct substantially all of their business operations in mainland China, we believe that the incumbent data security statutory requirements under Hong Kong laws do not materially affect their business. However, the laws on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us or the Hong Kong subsidiaries to consequences including but not limited to government enforcement actions and investigations, fines, penalties, and suspension or disruption of the Hong Kong subsidiaries’ operations.

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

Risks Relating to Doing Business in Mainland China

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

As a company incorporated under the laws of the Cayman Islands, we conduct a portion of operations through our subsidiaries in China. Aside from EXTEND’s assets, which are located in Japan, the rest of the Operating Entities’ assets are located in China. In addition, except for one director and executive officer, Mr. Ryo Fuyunishiki, who is a resident of Japan, the rest of directors and executive officers are residents of China and a substantial majority of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon those persons inside China. It may be difficult for you to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not currently reside in the U.S. or have substantial assets in the U.S. Even if you obtain a judgment against us, our directors or executive officers in a U.S. court or other court outside the PRC, you may not be able to enforce such judgment against us or them in the PRC. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

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

Given the Chinese government’s significant oversight and discretion over the conduct of the PRC subsidiaries’ business, the Chinese government may intervene or influence their operations at any time, which could result in a material change in the PRC subsidiaries’ operations and/or the value of our Class A Ordinary Shares.

The Chinese government has significant oversight and discretion over the conduct of the PRC subsidiaries’ business and may intervene or influence their operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in the PRC subsidiaries’ operations and/or the value of our Class A Ordinary Shares.

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

Any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC subsidiaries or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

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

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. Although we believe the Company and the PRC subsidiaries are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on the U.S. exchange as of the date of this annual report, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of the PRC subsidiaries at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the PRC subsidiaries’ business.

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

Our PRC legal counsel, AllBright, has advised us, based on its understanding of the current PRC law, rules, and regulations, that we are not required to complete the filing procedures with the CSRC for our future offerings of our Class A Ordinary Shares, given that (i) we are not a China domestic company; and (ii) any such offering would not be determined to be an indirect overseas offering, because the operating revenue, total profit, total assets, or net assets, as documented in our audited consolidated financial statements for the most recent fiscal year ended September 30, 2024, accounted for by the PRC subsidiaries are all under 50%.

Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our ability to continue being listed on Nasdaq.

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

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

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

Our auditor of the Company’s financial statements for the fiscal year ended September 30, 2024, HTL, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor of the Company’s financial statements for the fiscal years ended September 30, 2023 and 2022, TPS, is headquartered in Sugar Land, Texas, and has been inspected by the PCAOB on a regular basis, with the last inspection in September 2022. The PCAOB currently has access to inspect the working papers of our auditors and our auditors are not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022. However, the recent developments would add uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditors’ audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, the HFCA Act, as amended by the Consolidated Appropriations Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within two years, may result in the delisting of our Company or prohibition of trading in our Class A Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time.

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

To the extent cash or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets.

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in mainland China, for our cash and financing requirements. The ability of our PRC subsidiaries to distribute dividends is based upon their distributable earnings.

Current relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we will rely on receipt of funds from the Hong Kong subsidiaries. Linkage Holding will rely on payments made from Linkage Electronic, HQT NETWORK, and Linkage Network. Linkage Network relies on payments made from Chuancheng Digital and its subsidiary. If Chuancheng Digital and its subsidiary, Chuancheng Internet, incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

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

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions or limitations in the future.

As a result of the above, to the extent cash or assets in the business are in the PRC or a PRC entity, such funds or assets may not be available to fund operations or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the competent government to the transfer of cash or assets.

Increases in labor costs in the PRC may adversely affect the PRC subsidiaries’ business and profitability.

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

U.S. public companies that have substantially most of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time-consuming and could distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

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

Our PRC legal counsel, AllBright, has advised us, based on its understanding of the current PRC law, rules, and regulations, that the CSRC’s approval is not required under the M&A Rules for the continued listing and trading of our Class A Ordinary Shares on the Nasdaq Stock Market, given that (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our offerings are subject to the M&A Rule; and (ii) we did not acquire any equity interests or assets of a “PRC domestic company” as such terms are defined under the M&A Rules. Our PRC legal counsel, however, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we have. If it is determined that the CSRC approval is required for our offerings in the U.S., we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for our offerings in the U.S. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from our future offerings in the U.S. into the PRC, restrictions on or prohibition of the payments or remittance of dividends by the PRC subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offerings in the U.S. before the settlement and delivery of the Class A Ordinary Shares that we offer. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the shares we may be offering in the future, you would be doing so at the risk that the settlement and delivery may not occur.

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

Furthermore, if future laws, administrative regulations, or provisions mandate further actions to be taken by us or the PRC subsidiaries with respect to our existing corporate structure, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, resulting in a material change in our operations and/or a material change in the value of our Class A Ordinary Shares, including that it could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no operations of our own, our operations are conducted in Japan, Hong Kong and mainland China through the Operating Entities. Investors in our securities are not purchasing equity interests in our subsidiaries but instead are purchasing equity interests in the ultimate Cayman Islands holding company. Therefore, you will not directly hold any equity interests in the operating entities. The Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. For risks facing our Company as a result of our organizational structure and doing business in Mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China.”

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

On September 18, 2024, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which, the Company issued to the investors (the “Note Investors”), (i) convertible promissory notes in the aggregate principal amount of US$10,830,000, bearing interest at a rate of 8% per annum and having a term of one year from issuance date, issued with an aggregate original issue discount of US$800,000, and (ii) 9,300,000 Class A Ordinary Shares of the Company in aggregate at the purchase price equal to par value of US$0.00025 per share, which is for pre-delivery and subject to the Company’s repurchase right upon repayment of the notes. In addition, pursuant to the securities purchase agreement, the Company (i) granted the Note Investors the right to participate up to thirty percent (30%) in future equity or equity-linked financing during the period beginning on the closing date and ending twelve (12) months after the date that the notes are repaid, and (ii) granted the Note Investors the right to reinvest up to US$10,000,000 on the same terms and conditions under the securities purchase agreement, the notes and other transaction documents. The Company has the option to prepay the notes with payment of an amount equal to 120% of the outstanding balance amount. In the event that the Company receives a delisting notice from the Nasdaq Stock Market LLC, the Note Investors have rights to request redemption of the notes by the Company. In the event that the Company has redeemed an amount equal to half of original principal amount in cash, any subsequent redemption in cash is subject to a twenty-five percent (25%) premium. The securities purchase agreement and the notes contain certain other representations and warranties, covenants and events of default customary for similar transactions. Concurrently with the entry into the securities purchase agreement, the Company entered into a registration rights agreement with the Note Investors, pursuant to which the Company agreed to register the resale of the Class A Ordinary Shares issued or issuable under the securities purchase agreement or the notes on a registration statement with the SEC. On October 16, 2024, the Company completed its issuance and sale of the note and issuance of Class A Ordinary Shares pursuant to the securities purchase agreement. The issuance of the note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The gross proceeds from the sale of the notes were $10,830,000, prior to deducting transaction fees and estimated expenses. The Company intended to use the proceeds for working capital and general corporate purposes.

On November 8, 2024, the Company issued to Mr. Zhihua Wu 5,000,000 Class B Ordinary Shares of the Company at the purchase price equal to par value of US$0.00025 per share. The issuance of Class B Ordinary Shares was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

On December 18, 2024, the Company and the Note Investors entered into an amendment to Securities Purchase Agreement, pursuant to which, (i) the parties mutually agreed to add a conversion floor price of $0.24 per share to the convertible promissory notes, and (ii) the parties mutually agreed to add the maximum number of the conversion shares that each Note Investor may receive and the Company shall issue under the securities purchase agreement and applicable convertible promissory notes.

On January 17, 2025, the Company and the Note Investors entered into an amendment No. 2 to Securities Purchase Agreement, pursuant to which certain redemption provisions were amended.

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

Cross-border Sales

Cross-border sales operations were initially launched in 2011 in Japan through our subsidiary, EXTEND. Products are sourced from Japanese and Chinese manufacturers and brands, together with our private label smart products, and are included as the Operating Entities’ internal “recommended” or “strictly selected” product collections for Customers to select and purchase. Since our inception, the Operating Entities have selected approximately 10,000 suppliers and 100,000 featured products. Customers are mainly comprised of sellers on various e-commerce platforms, such as Amazon, Lazada, Shopee, Wish, Coupang, Yahoo, WOWMA, Rakuten, Tmall, Taobao, JD, and TikTok, and independent website operators. The Operating Entities use a multi-channel marketing strategy. Online, the Operating Entities approach Customers through (i) advertising promotion on their own official websites (www.jp-extend.com and www.whale.xin), major e-commerce platforms, social media, search engines and independent websites, (ii) sending email marketing to potential customers, (iii) and referrals from existing Customers. Offline, the Operating Entities approach Customers mainly through attending exhibitions. See “— Business Model — Marketing.” The Customers place orders directly with the Operating Entities through email. Following receipt of orders, the Operating Entities either place orders with suppliers who ship the products directly to the Customers, or deliver the orders from their own warehouses in Japan to the Customers via third-party delivery companies. For the fiscal years ended September 30, 2024, 2023 and 2022, revenue derived from cross-border sales was $6.48 million, $10.59 million, and $17.91 million, accounting for approximately 62.95%, 83.14% and 81.29% of our total revenue for the respective periods.

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

For the fiscal year ended September 30, 2022, among our revenues derived from cross-border sales operations, 92.23%, 5.46%, and 2.31% were derived from Japan, mainland China and Hong Kong, respectively. For fiscal year ended September 30, 2023, among our revenues derived from cross-border sales operations, 84.88%, 11.06%, and 4.06% were derived from Japan, mainland China and Hong Kong, respectively. For the fiscal year ended September 30, 2024, among our revenues derived from cross-border sales operations, 63.33%, 36.67%, and nil were derived from Japan, mainland China and Hong Kong, respectively.

Integrated E-commerce Services

Fully managed e-commerce operation services

We have been providing fully managed e-commerce operation services to sellers on Japanese cross-border e-commerce platforms since April 2024. Usually, our clients have their own factories and products, and they open online stores on Japanese e-commerce platforms and then entrust the daily management and marketing of the stores to us for handling throughout full operational cycle. The services mainly include:

●	Online shop setup: 1) store page design and decoration, 2) payment settings, and 3) products listing;

●	Online shop promotion: design marketing plans and product combinations to attract customers; and

●	Customer service: post-sales customer service.

Clients are only responsible for the delivery of goods. We charges a service commission based on GMV (Gross Merchandise Volume) of the online shop. Therefore, such revenues are reported on a net basis. For the fiscal years ended September 30, 2024, our revenue from fully managed e-commerce operation services was $3.28 million.

Digital Marketing

Through the subsidiary, HQT NETWORK, in Hong Kong, the Operating Entities connect the Merchants with social media platforms to provide digital marketing services to the Merchants. HQT NETWORK has cooperated with Google since 2017 and became an authorized agent of Google in 2018, through making use of the vast suppliers’ and Customers’ data that the Operating Entities have collected from their cross-border sales operation by conducting market research and analysis by digital marketing team to identify trends and preferences in different regions and consumer segments, HQT NETWORK helps the Merchants create multilingual websites, optimize product keyword rankings, and distribute advertisements on Google and its own channels, such as Google search engine, Google display, Gmail, and YouTube. HQT NETWORK aims to provide comprehensive digital marketing solutions equipped with technology and data that meet the digital marketing needs of the Merchants, and help the Merchants engage, cultivate, retain and expand regional customer base. Since the launch of this business line, HQT NETWORK has served more than 279 Merchants. For the fiscal years ended September 30, 2024, 2023 and 2022, the revenue in digital marketing services come from the commissions of Google was $0.31 million, $1.53 million and $3.95 million, respectively, accounting for approximately 3.03%, 11.99% and 17.91% of our total revenue for the respective periods. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business and Industry — If HQT NETWORK fails to maintain the relationship with Google, its digital marketing services could be materially affected, which in turn could adversely affect our financial condition and results of operations.”

E-commerce Operation Training, Software Support and TikTok Anchors Agent Services

To diversify our revenue sources, in 2021, the Operating Entities started offering services including e-commerce operation training and software support services. The recorded e-commerce operation training courses teach Customers skills and information needed to successfully operate and grow their online shops. The Operating Entities also offer proprietary software tools that facilitate Customers with their day-to-day e-commerce operations, including product shelving, supply chain management, and operational management. In addition, the Operating Entities started running TikTok anchors agent services in 2024, which include streamer management and live-streaming event planning. For the fiscal years ended September 30, 2024, 2023, and 2022, our revenue from e-commerce operation training, software support and TikTok anchors agent services was $220,560, $619,039 and $175,543, accounting for approximately 2.14%, 4.86% and 0.80% of our total revenue for the respective periods.

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

Diversified Internal “Recommended” or “Strictly Selected” Product Collections

The Operating Entities source products from Japanese and Chinese manufacturers and brands, together with their private label smart products, as the Operating Entities’ internal “recommended” or “strictly selected” product collections for Customers to select and purchase. As of September 30, 2024, the Operating Entities had developed a diverse merchandise portfolio. In particular, the Operating Entities have rigorously analyzed a large quantity of food, beauty, health products, and their own private label smart electronics available for sale in Japan, Hong Kong, and mainland China and developed certain knowledge and understanding of end consumers’ needs and preferences by analyzing historical sales data, seasonality impact, consumer feedback, and beauty and fashion trends. We believe the Operating Entities’ strong product collections and recommendation expertise deliver value, quality, and convenience for Customers and enhance their brand image.

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

Our large repository of Customers’ and suppliers’ data and solid technological capabilities have enabled us to innovate and optimize our digital marketing services on an ongoing basis. Specifically, we collect and analyze vast Customers’ purchasing data and suppliers’ sale data from our global-selected commodity supply operation and our business data analysis capabilities. As of September 30, 2024, we had acquired information from 250 Customers and 546 suppliers and implemented a business data analysis system to study end-consumer spending behavior by a digital marketing team. After data collecting, these collected data will be tagged by the digital marketing department, then associated with each other, and intelligently matched with specific groups of consumers. Based on sales data of different product categories during different periods, such as the changes in sales amount of product categories during seasons or annual periods, analyze market consumption trends and target consumers for corresponding products are analyzed. Using the analyzed data, the Operating Entities optimize the advertising target audience, audience age and gender, shopping tendencies, advertising materials, and so on. At the same time, consumers are categorized by analyzing consumer profiles and preferences, and data analysis is conduct based on the changes in consumers’ “Awareness-Interest-Purchase-Loyalty” journey of suppliers’ products, based on which we can enhance the accuracy of consumer-demand forecasting, and optimize targeted marketing strategy for the Merchants. Popular advertisements published on major social media, such as YouTube, Facebook, Instagram, and TikTok, are also examined, including the number of clicks, the links of merchants shared, the types of best-selling products and the turnover. In addition, the Operating Entities help the Merchants optimize their marketing campaigns by identifying the objectives and audience, formulating customized digital media strategies, designing brand positioning and key messages, and improving the artistic value and attractiveness of the ads.

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

Grow and Diversify Customer and Merchant Bases, and Seek More Authorized Agency Qualifications of Other Media

We are dedicated to growing and diversifying our existing Customer and Merchant bases. As of the date of this annual report, the Operating Entities have 100 Customers from Mainland China, 133 Customers from Japan, and 17 Customers from other districts and countries, which account for 40.00%, 53.20%, and 6.80% of their total number of Customers, respectively. As of the date of this annual report, the Operating Entities have 84 Merchants from Mainland China, 219 Merchants from Hong Kong, and 8 Merchants from other countries, which account for 27.01%, 70.42%, and 2.57% of their total number of Merchants, respectively. We are looking to expand the Customer and Merchant bases into Southeast Asia, including Thailand, Malaysia, Indonesia, and the Philippines. To this end, we plan to partner with local distributors, retailers, or e-commerce platforms to expand the reach of the Company’s products or services, attend relevant trade shows and exhibitions in Southeast Asia, to raise brand awareness and make new business connections, offer promotions and discounts that are attractive to local customers, and provide customer support in the local language. We expanded to Malaysia and Thailand in December 2022. On December 13, 2022, HQT NETWORK secured the credentials to become a TikTok Shop partner, focusing on the Malaysia market. On December 19, Linkage Electronic achieved the status of a top-tier TikTok guild in Thailand. We intend to further expand to Indonesia and Philippines in 2024.

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

Business Model

We currently generate revenue the following principal sources:

●	Cross-border sales. Products are sourced from Japanese and Chinese manufacturers and brands, together with private label smart products, and are included as the Operating Entities’ internal “recommended” or “strictly selected” product collection for Customers to select and purchase. The Operating Entities generate revenue through the difference between the purchase price from suppliers and the selling price to Customers. For the fiscal years ended September 30, 2024, 2023 and 2022, revenue derived from cross-border sales was $6.48 million, $10.59 million, and $17.91 million, accounting for approximately 62.95%, 83.14% and 81.29% of our total revenue for the respective periods.

●	Integrated e-commerce services.

(i)	We have been providing fully managed e-commerce operation services to sellers on Japanese cross-border e-commerce platforms since April 2024. Usually, our clients have their own factories and products, and they open online stores on Japanese e-commerce platforms and then entrust the daily management and marketing of the stores to us for handling throughout full operational cycle. The services mainly include:

●	Online shop setup: 1) store page design and decoration, 2) payment settings, and 3) products listing;

●	Online shop promotion: design marketing plans and product combinations to attract customers; and

●	Customer service: post-sales customer service.

Clients are only responsible for the delivery of goods. We charges a service commission based on GMV (Gross Merchandise Volume) of the online shop. Therefore, such revenues are reported on a net basis. For the fiscal years ended September 30, 2024, our revenue from fully managed e-commerce operation services was $3.28 million

(i)	Digital Marketing. HQT NETWORK helps the Merchants design and optimize online advertisements, and distribute advertisements through social media platforms. HQT NETWORK has cooperated with Google since 2017 and became an authorized agent of Google in 2018. During the fiscal years 2024, 2023 and 2022, HQT NETWORK earned commissions from Google for procuring the Merchants to place ads with it. For the fiscal years ended September 30, 2024, 2023 and 2022, revenue derived from digital marketing was $0.31 million, $1.53 million and $3.95 million, which accounted for approximately 3.03%, 11.99% and 17.91% of our total revenue for the respective periods.

(ii)	E-commerce Operation Training and Software Support Services. The Operating Entities provide Customers with recorded e-commerce operation training and software support services. The Operating Entities generate revenue through service fees charged to Customers who purchase recorded e-commerce operation training and use software support services. For the fiscal years ended September 30, 2024, 2023, and 2022, our revenue from e-commerce operation training and software support services was $0.22 million, $0.62 million and $0.18 million, which accounted for approximately 2.14%, 4.86% and 0.80% of our total revenue for the respective periods.

The following tables presents our revenue for the fiscal years ended September 30, 2024, 2023 and 2022. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

	For the Years Ended September 30,
	2024	2023	2022
	USD	USD	USD
Cross border Sales	6,476,939	10,587,053	17,907,407
Integrated E-commerce services	3,812,742	2,146,286	4,120,896
Fully managed e-commerce operation services	3,280,002	—	—
Digital marketing services	312,180	1,527,247	3,945,353
Others	220,560	619,039	175,543
Total revenues	10,289,681	12,733,339	22,028,303

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

For the year ended September 30, 2024, the top three product categories were food, beauty products, and 3C electronic products, accounting for 35.95%, 21.07% and 20.50% of total cross-border sales from EXTEND, respectively. For the fiscal year ended September 30, 2023, the top three product categories were food, beauty products and health products, accounting for 52.61%, 17.04% and 6.34% of total cross-border sales from EXTEND, respectively. For the year ended September 30, 2022, the top three product categories were food, health products and beauty products, accounting for 58.09%, 9.82%, and 5.14% of total cross-border sales from EXTEND, respectively.

Our Private Label Smart Electronics

As of September 30, 2024, the Operating Entities had cooperated with 546 suppliers. Together with them, the Operating Entities have developed a deep understanding of young consumers’ tastes and preferences, through which the Operating Entities believe they may predict consumer trends and quickly identify, incubate and promote fashionable brands that represent the future of smart electronic product consumption trends. The Operating Entities established our private label smart electronics in 2021. As of September 30, 2024, the Operating Entities had developed 211 cumulative SKUs, including a power bank for the mobile phones, smartwatches, wireless Bluetooth headsets, etc.

The Operating Entities adopt an “original-entrusted-manufacture” model in product private label smart electronics, meaning the Operating Entities do not directly produce such private label smart electronics, but are responsible for designing them and entrusting third-party manufacturers to produce them. As of September 30, 2024, the Operating Entities had collaborated with a diversified group of selected manufacturers for the manufacturing and supply of products under their private smart electronics. The Operating Entities enter into framework agreements with manufacturers which set out key terms, including the general terms, such as order of goods, delivery and acceptance, processing of returns, terms and conditions of payments, and handling of confidential information, among other things.

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

During the fiscal years ended September 30, 2024, 2023 and 2022, the Operating Entities mainly relied upon four partner manufacturers based in China; namely, Shenzhen Luoxi Technology Co., Ltd. (“Shenzhen Luoxi”), Shenzhen Huajue Communication Co., Ltd. (“Shenzhen Huajue”), Shenzhen Weiermei Intelligent Technology Co., Ltd. (“Shenzhen Weiermei”), Dongguan Pinmi Electronic Technology Co., Ltd. (“Dongguan Pinmi”), and Shenzhen Ailikesi Telecom Co., Ltd. (“Shenzhen Ailikesi”) for the manufacturing of private label products.

For the fiscal year ended September 30, 2024, we paid Shenzhen Huajue, Dongguan Pinmi, Shenzhen Luoxi, and Shenzhen Ailikesi manufacturing fees in the amount of US$0.49 million, US$0.47 million, US$0.13 million, and US$0.04 million, respectively, representing 8.20%, 7.80%, 2.15% and 0.62% of the total amount of manufacturing fees paid during the period, respectively. For the fiscal year ended September 30, 2023, we paid Shenzhen Luoxi, Shenzhen Huajue, Shenzhen Weiermei, and Shenzhen Ailikesi manufacturing fees in the amount of US$0.43 million, US$0.30 million, US$0.12 million, and US$0.01 million, respectively, representing 4.17%, 2.92%, 1.19% and 0.11% of the total amount of manufacturing fees paid during the period, respectively.

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

Suppliers

The Operating Entities maintain an extensive network of suppliers. During the fiscal years ended September 30, 2024, 2023 and 2022, we directly sourced from 110 suppliers, 182 suppliers, 215 suppliers, respectively. For the fiscal year ended September 30, 2024, two suppliers accounted for approximately 15.39% and 10.74% of our purchases in terms of monetary value, respectively. For the fiscal year ended September 30, 2023, four suppliers accounted for approximately 28.50%, 26.44%, 16.72%, and 13.22% of our purchases in terms of monetary value, respectively. For the fiscal year ended September 30, 2022, two suppliers accounted for approximately 20.59% and 15.97% of our purchases in terms of monetary value, respectively.

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

Geographic Areas

The following tables illustrate our revenue from cross-border sales for the fiscal years ended September 30, 2024, 2023 and 2022 by geographic areas.

	For the Years Ended September 30,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Geographic Areas
Japan market	4,101,865	63.33%	9,625,989	84.88%	16,515,393	92.23%
China market	2,375,074	36.67%	1,254,845	11.06%	978,442	5.46%
HK market	—	—%	459,935	4.06%	413,572	2.31%
Total	6,476,939	100.00%	11,340,769	100.00%	17,907,407	100.00%

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

Customers

The Operating Entities have grown the Customers base through their cross-border sales. They acquire Customers through various means, including (i) exploiting our industry connections to identify potential customers; (ii) referrals by their existing Customers; and (iii) collaboration with other platforms (such as affiliate marketing platform) and their off-campus production and teaching integration training bases. For the fiscal years ended September 30, 2024, 2023 and 2022, the Operating Entities had 56, 97 and 83 Customers, respectively. In terms of cross-border sales, for the fiscal year ended September 30, 2024, one Customer accounted for approximately 23.08% of our revenues in terms of monetary value. For the fiscal year ended September 30, 2023, one Customer accounted for approximately 10.73% of our revenues in terms of monetary value. For the fiscal year ended September 30, 2022, two Customers accounted for approximately 17.53% and 10.53% of our revenues in terms of monetary value, respectively.

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

The Merchants of digital marketing mainly fall into three categories: Customers, the Operating Entities’ suppliers, and other cross-border e-commerce sellers. During the fiscal years 2024, 2023 and 2022, HQT NETWORK acted solely as an authorized agent of Google and earned commissions from Google for helping Google procuring Merchants to place ads on its channels. HQT NETWORK does not charge the Merchants service fees for providing this service. During the fiscal years ended September 30, 2024, 2023 and 2022, the Operating Entities served 98, 157 and 137 Merchants, respectively.

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

Set forth below are some of the more typical structures of commissions that Google offered to HQT NETWORK during the fiscal years 2024, 2023 and 2022:

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

For the fiscal years ended September 30, 2024, 2023 and 2022, the revenue in digital marketing services come from the commissions was $0.31 million, $1.53 million and $3.95 million, accounting for approximately 3.03%, 11.99% and 17.91% of our total revenue for the respective periods. The Operating Entities’ digital marketing services depend upon Google. Although the Operating Entities continually seek more authorized agency qualifications of other media, there is no guarantee that they will be successful in the near future. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business and Industry — If HQT NETWORK fails to maintain the relationship with Google, its digital marketing services could be materially affected, which in turn could adversely affect our financial condition and results of operations.”

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

For the fiscal years ended September 30, 2024, 2023, and 2022, our revenue from e-commerce operation training and software support services was $202,616, $619,039 and $175,543, accounting for approximately 3.13%, 4.86% and 0.80% of our total revenue for the respective periods.

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

As of September 30, 2024, the Operating Entities’ research and development team was comprised of 13 members, representing approximately 15% of their total employees as of the same date. Research and development costs are expensed as incurred. During the fiscal years ended September 30, 2024, 2023 and 2022, the Operating Entities’ research and development expenses were $0.30 million, $0.59 million and $0.63 million, respectively. We anticipate that our research and development expenses will continue to increase as we hire additional personnel and invest in software development in connection with the expansion of our business operations.

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

Employees

We had 86, 92 and 101 full-time employees as of September 30, 2024, 2023 and 2022, respectively.

The following tables provide a breakdown of our employees by functions and geographic locations as of September 30, 2024:

	Number of employees	Japan	Mainland China
Functions
Innovation Ecosystem Department	13	—	13
Finance	8	1	7
Cross-border Trade Department	20	8	12
Human Resources Administration	8	4	4
Research and Development	7	—	7
Digital Marketing	7	—	7
Supply Chain Development	19	7	12
Management	4	1	3
Total	86	21	65

As of September 30, 2024, there were no employees located in Hong Kong.

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

Our PRC legal counsel, AllBright, has advised us, based on its understanding of the current PRC law, rules, and regulations, that we are not required to complete the filing procedures with the CSRC for our future offerings of our Class A Ordinary Shares, given that (i) we are not a China domestic company; and (ii) any such offering would not be determined to be an indirect overseas offering, because the operating revenue, total profit, total assets, or net assets, as documented in our audited consolidated financial statements for the most recent fiscal year ended September 30, 2024, accounted for by the PRC subsidiaries are all under 50%.

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

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2024, 2023 and 2022

	For the years ended September 30,
	2024	2023	2022
	USD
Revenues	10,289,681	12,733,339	22,028,303
Cost of revenues	(6,123,025)	(10,872,484)	(18,323,802)
Gross profit	4,166,656	1,860,855	3,704,501

Operating expenses
General and administrative expenses	(3,506,075)	(1,373,695)	(1,047,552)
Selling and marketing expenses	(434,856)	(595,804)	(812,062)
Research and development expenses	(302,280)	(588,108)	(628,350)
Gain from disposal of property and equipment	—	125,804	193,191
Total operating expenses	(4,243,211)	(2,431,803)	(2,294,773)
Operating (loss)/profit	(76,555)	(570,948)	1,409,728

Other income/(expenses)
Investment income	44,570	2,119	8,402
Impairment loss from equity investment	—	(60,046)	—
Interest income/(expenses), net	160,685	(102,360)	(79,455)
Other non-operating income	21,644	14,557	113,658
Total other income/(expenses), net	226,899	(145,730)	42,605

Revenues

We generate revenues from cross-border product sales and integrated e-commerce services.

Our breakdown of revenues by revenue streams for the years ended September 30, 2024, 2023 and 2022 is summarized below:

	For the Years Ended September 30,
	2024	2023	2022
	USD	USD	USD
Cross border Sales	6,476,939	10,587,053	17,907,407
Integrated E-commerce services	3,812,742	2,146,286	4,120,896
Fully managed e-commerce operation services	3,280,002	—	—
Digital marketing services	312,180	1,527,247	3,945,353
Others	220,560	619,039	175,543
Total revenues	10,289,681	12,733,339	22,028,303

Our breakdown of revenues by geographic areas for the years ended September 30, 2024, 2023 and 2022 is summarized below:

	For the Years Ended September 30,
	2024	2023	2022
	USD	USD	USD
Japan	4,101,865	8,749,200	16,515,393
Hong Kong	3,612,126	1,987,182	4,358,925
China	2,575,690	1,996,957	1,153,985
Total revenues	10,289,681	12,733,339	22,028,303

Total revenues decreased by approximately USD2.44million, or 19.19%, from approximately USD12.73 million for the year ended September 30, 2023 to approximately USD10.29 million for the year ended September 30, 2024, primarily attributable to the decrease of cross-border sales.

Revenues from cross-border sales decreased by approximately USD4.11 million, or 38.82%, from approximately USD10.59 million for the year ended September 30, 2023 to approximately USD6.48 million for the year ended September 30, 2024. EXTEND, one of our subsidiaries in Japan, contributing approximately USD4.10 million, or 39.86% of total revenues, decreased 53.12% for the year ended September 30, 2024 compared to 2023. The decrease in cross-border sales was mainly due to the following reasons: (a) The depreciation of the Japanese yen has led to a rise in prices in Japan and a decline in consumers’ purchasing power. The company’s products mainly consist of 3C electronic products, which are not daily necessities. As a result, the overall business volume has decreased due to the impact of consumer austerity; (b) the decrease was also exacerbated by the depreciation of the Japanese yen against U.S. dollars. The average translation rate for the fiscal years ended September 30, 2024 and 2023 was at $1=¥150.3267 and $1=¥138.9277, respectively, resulting in a decrease of 8.20%.

Revenues from integrated e-commerce services increased by approximately USD1.67 million, or 77.64%, from approximately USD2.15 million for the year ended September 30, 2023 to approximately USD3.81 million for the year ended September 30, 2024, which was mainly contributed by the new business fully managed e-commerce operation services that were initiated in fiscal year ended Sepetember 30, 2024. The new business contributed revenue of USD3.28 million and gross profit of USD2.94 million. In this new business model, the company takes on a wide range of responsibilities and operations on behalf of the merchants, from product listing, marketing, customer service, sales, and financial settlement for online shops. The company charged service fee based on GMV (Gross Merchandise Volume) of the online store. The revenue from digital marketing services decreased from USD1.53 million for the year ended September 30, 2023 to USD0.31 million for the year ended September 30, 2024, because Google updated agreements with more stringent criteria for incentives. For instance, all incentives relating to existing Merchants for achieving certain amount of qualifying spends have been canceled since 2023, and only qualifying spends from new Merchants counts when calculating incentives. Therefore, with 40.76% decrease in the number of Merchants, revenues generated from digital marketing services dropped for the year ended September 30, 2024. In order to cope with the change of policies from Google, we actively engaged in direct and indirect cooperations with other social platforms, such as TikTok and Facebook, and we also focused on the growth of other e-commerce related services. Revenues generated from training and consulting services, and TikTok anchors agent services decreased USD0.40 million, or 64.37%, from approximately USD0.62 million for the year ended September 30, 2023 to approximately USD0.22 million for the year ended September 30, 2024.

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenue. Our cost of revenues primarily consists of (i) cost of goods; (ii) commissions; and (iii) labor costs.

Our breakdown of cost of revenues for the years ended September 30, 2024, 2023 and 2022 is summarized below:

	For the Years Ended September 30,
	2024	2023	2022
	USD	USD	USD
Cross border Sales	5,570,943	9,758,655	16,416,758
Integrated E-commerce services	552,082	1,113,829	1,907,044
Fully managed e-commerce operation services	340,521	—	—
Digital marketing services	195,584	1,088,272	1,892,318
Others	15,977	25,557	14,726
Total cost of revenues	6,123,025	10,872,484	18,323,802

Our cost of revenues decreased by 43.68% from approximately USD10.87 million for the year ended September 30, 2023 to approximately USD6.12 million for the year ended September 30, 2024.

Our cost of revenues for cross-border sales decreased by approximately USD4.19 million, or 42.91%, from approximately USD9.76 million for the year ended September 30, 2023 to approximately USD5.57 million for the year ended September 30, 2024. The decrease was primarily attributable to the decrease of procurement costs, which is in line with the decrease of sales.

Our cost of revenues for integrated e-commerce services decreased by approximately USD0.56 million, or 50.43%, from approximately USD1.11 million for the year ended September 30, 2023 to approximately USD0.55 million for the year ended September 30, 2024. Cost of revenues for new business fully managed e-commerce operation services was USD0.34 million, which mainly consist of the salaries of online store operation personnels. Cost of revenues for integrated e-commerce services were essentially the commissions paid to third-party agents for introducing new Merchants. The decrease in commissions is not necessarily in proportion to the decrease in digital marketing services from 2023 to 2024. The decrease in revenues was affected by more stringent incentive policies, while the decrease in cost of commission costs was caused by decreasing rate of acquiring new Merchants.

Gross Profit

Our gross profit equals our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost.

Our breakdown of gross profit by revenue stream for the years ended September 30, 2024, 2023 and 2022 is set forth below:

	For the Years Ended September 30,
	2024	2023	2022
	USD	USD	USD
Cross border Sales
Gross profit	905,996	828,398	1,490,649
Gross margin	13.99%	7.82%	8.32%
Integrated E-commerce services
Gross profit	3,260,660	1,032,457	2,213,852
Gross margin	85.52%	48.10%	53.72%
Total
Gross profit	4,166,656	1,860,855	3,704,501
Gross margin	40.49%	14.61%	16.82%

Our gross profit increased by approximately USD2.31 million, or 123.91%, from USD1.86 million for the year ended September 30, 2023 to USD4.17 million for the year ended September 30, 2024. The increase was primarily attributable by the new business fully managed e-commerce operation services with gross profit of USD2.94 million and gross profit margin of 89.62%. The high gross profit margin is mainly due to the low cost, which was mainly composed of the salaries of the operation personnel. The ERP system used for e-commerce operations has been developed, and the related research and development expenses were all recognized as expenses in previous years. Therefore, the system development expenses were not reflected in the current period’s costs, resulting in a high gross profit margin for this business.

Gross profit margin of cross-border sales increased from 7.82% for the year ended September 30, 2023 to 13.99% for the year ended September 30, 2024. The decrease was mainly due to that the depreciation of the Japanese yen has led to a rise in prices of goods in Japan.

Gross profit margin of integrated e-commerce related services increased from 48.10% for the year ended September 30, 2023 to 85.52% for the year ended September 30, 2024. The increase was primarily attributable by the new business fully managed e-commerce operation services with gross profit of USD2.94 million and gross profit margin of 89.62%.

Operating expenses

Operating expenses include general and administrative expenses, selling expenses, research and development expenses and disposal gain from property and equipment. General and administrative expenses mainly consist of (i) salary and social welfare expenses; (ii) rental cost for offices; and (iii) depreciation expenses; (iv) consulting fees; and (v) Allowance for credit loss. Selling expenses mainly consist of (i) salary and social welfare expenses; (ii) freight costs; and (iii) advertising costs and market promotion expenses. Research and development expenses mainly consist of (i) payroll and related expenses for research and development professionals; and (ii) technology services fees.

The following table sets forth our operating expenses, both in absolute amounts and as a percentage of the total operating expenses, for the years ended September 30, 2024, 2023 and 2022:

	For the years ended September 30,
	2024		2023		2022
	USD	%	USD	%	USD	%
General and administrative expenses	3,506,075	82.63%	1,373,695	56.49%	1,047,552	45.65%
Selling expenses	434,856	10.25%	595,804	24.5%	812,062	35.39%
Research and development expenses	302,280	7.12%	588,108	24.18%	628,350	27.38%
Disposal gain from property and equipment	—	—%	(125,804)	(5.17)%	(193,191)	(8.42)%
Total operating expenses	4,243,211	100.00%	2,431,803	100.00%	2,294,773	100%

Our operating expenses, increased from USD2.43 million for the year ended September 30, 2023 to USD4.24 million for the year ended September 30, 2024, representing a year-on-year increase of 74.49%. This increase was primarily attributable to the increases in our general and administrative expenses, offsetting the decrease in selling and marketing expenses and research and development expenses.

General and administrative expenses

General and administrative expenses mainly consist of (i) salary and social welfare expenses; (ii) rental costs for offices; and (iii) depreciation expenses; (iv) consulting fees; and (v) Allowance for credit loss.

Our general and administrative expenses increased by 155.23% from USD1.37 million for the year ended September 30, 2023 to USD3.51 million for the year ended September 30, 2024, which was primarily attributable to the allowance for credit loss method and the financial and legal related consulting services after the IPO proceeds.

Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) salary and social welfare expenses; (ii) freight; and (iii) advertising costs and marketing and promotion expenses.

Our selling expenses decreased by 27.01% from USD0.60 million for the year ended September 30, 2023 to USD0.43 million for the year ended September 30, 2024, which was primarily attributable to a decrease of freight expenses and sales commission due to the decrease in sales.

Research and development expenses

Research and development expenses consist primarily of (i) payroll and related expenses for research and development professionals; and (ii) technology services fees. Research and development expenses are expensed as incurred.

Research and development expenses decreased by 48.60% from USD0.59 million for the year ended September 30, 2023 to USD0.30 million for the year ended September 30, 2024. The drop in research and development expenses was due to the personnel who participated in the development and testing of the ERP system in previous years are engaged in the fully managed e-commerce operation services in the current year, and their salaries were included in the costs of the business. Our research project was mainly related to the development of a one-stop e-commerce platform, and we continuously improve the functions and efficiency of the platform.

Other income/(expense), net

Other income/(expense), net mainly consists of (i) other non-operating income/(expenses) net; (ii) impairment loss from equity investment; (iii) Investment income; and (iv) Interest income/(expenses), net.

Other non-operating income increased from USD0.01 million for the year ended September 30, 2023 to USD0.02 million for the year ended September 30, 2024. Investment income increased by 2003.35% from USD2,119 for the year ended September 30, 2023 to approximately USD44,570 for the year ended September 30, 2024. In June 2023, EXTEND and other shareholders of Ishiyama decided to cease the operation and retrieve each of their own initial investment in proportion. As of September 30, 2024, EXTEND has withdrew JPY19,700,000, or $137,522, among which JPY6,700,000, or $44,570 and JPY13,000,000, or $93,574 was received for the year ended September 30, 2024 and 2023 respectively. Since the remaining value of this investment had been written down for impairment in 2023, the $44,570 recovered by the company in 2024 was recorded as investment income for the year ended September 30, 2024. The impairment loss was nil and $55,826 for the years ended September 30, 2024 and 2023. Financial expenses was USD0.10 million for the year ended September 30, 2023, while financial income was USD0.16 million due to the exchange gain of account receivable of fully managed e-commerce operation services, which was settled in Japanese yen, but kept by Hong Kong entity in US dollars. The exchange rate of the Japanese yen against the US dollar increased in the second half of 2024, resulting in this part of the exchange gain.

Income taxes

Our income tax (expenses) /benefits decreased by USD0.65 million, from USD0.06 million of tax benefit for the year ended September 30, 2023 to USD0.59 million of tax expenses for the year ended September 30, 2024. This decrease was primarily attributable to net profit for the year ended September 30, 2024, and the valuation allowance for deferred tax assets.

Net loss

As a result of the foregoing, our net loss decreased by USD0.21 million, or 32.69%, from USD0.65 million for the year ended September 30, 2023 to USD0.44 million for the year ended September 30, 2024.

B. Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. As of the date of this annual report, we have financed our working capital requirements from cash flow from operations, debt and equity financings and capital contributions from our existing shareholders.

As of September 30, 2024, we had cash of USD2.00 million on hand. Our working capital was approximately USD7.56 million as of September 30, 2024.

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

Cash Flows

	For the Years Ended September 30,		Change
	2024	2023	Amount	%
	USD	USD	USD
Net cash (used in)/provided by operating activities	(1,635,394)	(3,883,168)	2,247,774	(57.89)%
Net cash (used in)/provided by investing activities	(365,430)	1,826,531	(2,191,961)	(120.01)%
Net cash provided by/(used in) by financing activities	2,876,025	(398,387)	3,274,412	(821.92)%
Effects of exchange rate changes on cash	18,051	(123,887)	141,938	(114.57)%
Net increase/(decrease) in cash	893,252	(2,578,911)	(1,685,659)	(65.36)%
Cash at the beginning of the periods presented	1,107,480	3,686,391	(2,578,911)	(69.96)%
Cash at the end of the periods presented	2,000,732	1,107,480	893,252	80.66%

Operating activities

For the year ended September 30, 2024, our net cash used in operating activities was USD1.64 million, which was primarily attributable to net loss of USD0.44 million, adjusted for cash outflow of (i) an increase of accounts receivable, net of USD5.02 million due to the long credit terms of 7 to 9 months given to the clients of fully managed e-commerce operation services business; offset by cash inflow of (i) an decrease of prepaid expenses and other current assets of USD1.87 million due to receive the deposits paid to media platforms , and (ii) an decrease of Inventories, net of USD0.60 million; and (iii) an increase of amounts due to related parties of USD0.45 million, as shareholders paid for operating expenses on behalf of the subsidiaries which have not yet generated operating income on their own; and (iv) Allowance for credit loss of $0.96 million.

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

Investing activities

For the year ended September 30, 2024, our net cash used in investing activities was approximately USD0.37 million, which was due to proceeds of the interest-bearing loan to third party of USD0.41 million, offset by proceed from withdrawal of long-term investment of USD0.04 million.

For the year ended September 30, 2023, our net cash provided by investing activities was approximately USD1.83 million, which was primarily due to the proceeds from the disposal of properties of approximately USD1.75 million.

Financing activities

For the year ended September 30, 2024, our net cash used in financing activities was approximately USD2.88 million, which was primarily due to proceeds from issuance of shares upon the completion of IPO of USD5.36 million and proceeds from convertible bonds of USD0.65 million, and proceed of interest-free loan from related parties offset by (i) repayments of loans to a related party of the net amount of USD1.56 million, and (ii)repayments for short- term and long-term borrowings of USD1.43 million.

For the year ended September 30, 2023, our net cash used in financing activities was approximately USD0.40 million, which was primarily due to proceeds from shareholders’ contribution of USD1.43 million and proceeds from long-term borrowings of USD1.24 million, offsetting payments for listing expenses of USD1.04 million and repayments for long-term borrowings of USD1.92 million.

As of September 30, 2024, the short-term debts were for working capital purposes. Short-term debts consist of the following:

Bank	Annual Interest Rate	Maturity		As of September 30, 2024
Higashi-Nippon Bank	1.55%	12/19/2023	12/25/2024	$32,810
				$32,810

As of September 30, 2024 and 2023, long-term debts consist of the following:

				As of September 30, 2024		As of September 30, 2023
Bank and other financial institution	Annual Interest Rate	Start	End	Long- term	Long- term (current portions)	Long- term	Long- term (current portions)	Pledge
				USD		USD
The Shoko Chuk in Bank	1.50%	05/09/2019	04/25/2024	—	—	—	26,768
The Shoko Chukin Bank	1.11%	05/26/2020	04/25/2030	96,838	21,110	113,070	20,237
The Shoko Chukin Bank	1.50%	02/04/2022	01/27/2025	—	21,780	20,879	67,456
Mizuho Bank	0.83%	03/25/2020	03/25/2025	—	6,855	6,572	13,411
Mizuho Bank	2.00%	06/01/2021	06/01/2031	120,419	20,942	135,515	20,076
Japan Finance Corporation	1.11%	07/16/2020	06/30/2030	164,328	38,115	194,071	36,539
Musashino Bank	1.50%	05/31/2022	06/02/2025	—	46,408	44,489	72,556
Japan Finance Corporation	0.46%	06/09/2020	04/20/2030	98,290	21,445	114,783	20,558
Japan Finance Corporation	0.38%	04/23/2021	03/20/2031	38,569	7,714	44,369	7,395
Kiraboshi Bank	0.50%	06/27/2023	05/30/2032	321,116	45,376	351,335	43,499
Caizhi Linghang (Xiamen) Investment Management Co., Ltd	3.75%	11/01/2022	10/31/2027	—	—	779,879	—
Zhongli International Financial Leasing Co. LTD	14.56%	08/11/2022	08/15/2025	—	130,625	125,640	137,061
Zhongli International Financial Leasing Co. LTD	13.63%	07/26/2022	07/26/2025	—	68,332	65,724	69,670	Vehicle
				839,560	428,702	1,996,326	535,226

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

Contractual Obligations

The total future minimum lease payments under the non-cancellable short-term operating lease which are not included in operating lease right-of-use assets and lease liabilities, with respect to the office and the warehouse as of September 30, 2024 are payable as follows:

Lease Commitment
Within 1 year	$—

See “Item 4. Information on the Company—B. Business Overview—Properties” in this annual report for commitments under long-term operating lease for more information. Other than that, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2024.

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

Japan

Japan has a progressive tax system, of which its corporate income tax is calculated on the estimated assessable profits for the years ended September 30, 2024, 2023 and 2022 times applicable tax rates. EXTEND is subject to national corporate income tax, inhabitant tax, and enterprise tax in Japan, which in the aggregate, resulted in the statutory income tax rate of approximately 36.8%, 36.8% and 37.1% for the years ended September 30, 2024, 2023 and 2022, respectively.

The effective income tax rate was approximately 392.22%, 8.92% and 26.58% for the years ended September 30, 2024, 2023 and 2022, respectively.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview—Research & Development.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from October 1, 2023 to September 30, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Accounts receivable, net

Accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customers before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The group has adopted ASU 2016-13 on a modified retrospective basis since October 1, 2023, and the impact on opening balance is $863,328. The allowance for credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company applies a roll rate-based method that considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and updates it if necessary. Additionally, the Company evaluates individual customer’s financial condition, credit history, and the current economic conditions to make specific provision of credit loss when it is considered necessary, based on (i)the Company’s specific assessment of the collectability of all significant accounts, and (ii) any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The fact and circumstance of each account may require the Company to use substantial judgment in assessing its collectability, The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and updates it if necessary.

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

The Company has two logistics methods. For the products exported from mainland China, the suppliers will directly deliver them to customers. For the products purchased directly from suppliers in Japan, the Company has its own warehouse in Japan. The products will be first sent to the company’s warehouse and then delivered to the customers.

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

Fully managed e-commerce operation services

We have been providing fully managed e-commerce operation services to sellers on Japanese cross-border e-commerce platforms since April 2024. Usually, our clients have their own factories and products, and they open online stores on Japanese e-commerce platforms and then entrust the daily management and marketing of the stores to us for handling throughout full operational cycle. The services mainly include:

●	Online shop setup: 1) store page design and decoration, 2) payment settings, and 3) products listing;

●	Online shop promotion: design marketing plans and product combinations to attract customers; and

●	Customer service: post-sales customer service.

Clients are only responsible for the delivery of goods. We charge a service commission based on GMV (Gross Merchandise Volume) of the online shop. We consider ourself an agent because clients own the online shops and inventories. We only provide services and has no control right over the stores or inventories, nor does it bear the inventory risks. Therefore, such revenues are reported on a net basis.

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

Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended September 30, 2024, 2023 and 2022. As of September 30, 2024, 2023 and 2022, we did not have any significant unrecognized uncertain tax positions. We do not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Mr. Zhihua Wu	40	Chief Executive Officer, Director and Chairman of the Board
Mr. Hanson Ji	34	Chief Financial Officer
Mr. Ryo Fuyunishiki	50	Director and Chief Operating Officer
Ms. Tay Sheve Li	52	Independent Director
Mr. Zhiyong Wu	49	Independent Director
Ms. Hui Li	38	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Zhihua Wu has been our Chief Executive Officer since March 2023 and been our Director and Chairman of the Board since March 2022. He has served as the Chief Executive Officer of Chuancheng Digital, HQT NETWORK, and EXTEND since June 2021, March 2016, and July 2011, respectively, and is responsible for the management of day-to-day operations and high-level strategizing and business planning. Prior to joining our Company, Mr. Wu was the CEO of Tsuukanmuri Co., Ltd., a Japanese company focusing on import and export trade, from June 2010 to June 2011. Mr. Wu received his Bachelor’s degree in Information Electronic System Engineering from Daiichi Institute of Technology in 2010. As of the date of this annual report, Mr. Wu also holds the following prominent positions outside of the Company: (i) vice president of the first council of Fuzhou Cross-border E-commerce Association and (ii) vice president of Minhou County Youth Entrepreneurship Promotion Association.

Mr. Hanson Ji has been our Chief Financial Officer since October 24. From 2019 to 2022, he worked at Zhongrui Capital (Hong Kong) Ltd., serving as a senior project manager, responsible for financial consulting for IPO projects, and led and participated in the successful listing of several companies on the Hong Kong Stock Exchange. In 2018, Mr. Ji served as an internal control manager of Xingyin Information Technology (Shanghai) (also known as “Xiaohongshu App”), responsible for internal control audits. Prior to joining Zhongrui Capital and Xiaohongshu App, Mr. Ji worked at Ernst & Young Hua Ming LLP Shanghai Branch, serving as a senior auditor of TCE/ECU assurance department, where he participated and led audits for Hong Kong-listed companies and foreign-invested enterprises in China. Mr. Ji is a Chinese Certified Public Accountant. He obtained his Bachelor of Commerce in Accounting and Finance from Monash University in Australia in 2013.

Mr. Ryo Fuyunishiki has been our Director and Chief Operating Officer since March 2023. He has served as the Chief Operating Officer of the Company’s subsidiary, EXTEND, since 2011. He obtained his Bachelor’s degree in Economics from Takushoku University in 2006.

Ms. Tay Sheve Li has been our independent director since September 2024. She has over ten years of management experience. Since November 2022, Ms. Li has served as an executive officer and director at TT GO HK Limited, a property management company based in Hong Kong, where she oversees the company’s day-to-day operations. From August 2014 to November 2022, Ms. Li was a director at Silver Castle Limited, a company engaged in the trading of electronics products. Ms. Li earned her Master’s degree in Applied Finance from the University of Western Sydney in Australia in March 2024 and her Bachelor’s degree in Accounting and Finance from the University of Strathclyde in the United Kingdom in July 1994.

Mr. Zhiyong Wu has been our independent director since September 2024. He has over 20 years of experience in investment management. Since August 2012, Mr. Wu has been a co-founder and chairman of the board of directors at FH Capital, where he has focused on start-up investments, equity investments, and post-investment management. Previously, Mr. Wu was an investment director at Actis Capital, LLP, from November 2009 to June 2012, where he specialized in investment and mergers and acquisitions in the education sector. From March 2009 to November 2009, he worked as a vice president at Cybernaut Investment Group, handling investment in the education sector and post-investment management. Prior to that, Mr. Wu was a vice president at The Balloch Group from March 2007 to March 2009, managing underwriting for U.S. listed companies. From February 2005 to March 2007, Mr. Wu worked as an investment manager in the Investment Department of Deutsche Bank, where he was responsible for the investment and acquisition of non-performing asset portfolios. Mr. Wu received his EMBA degree from Tsinghua University in China in June 2023 and obtained his Master’s degree in Finance from the University of International Business and Economics in China in July 2005. Mr. Wu received his Bachelor’s degree in Engineering Management from Beijing Jiaotong University in China in September 1995..

Ms. Hui Li  has been our independent director since September 2024. She has over a decade of experience in legal practice. Since September 2023, Ms. Li has served as a member of the management committee at Beijing Yingke (Fuzhou) Law Firm. She has served as an equity senior partner at such firm since March 2021, following her tenure as a senior partner from February 2019 to February 2021. Additionally, Ms. Li has been the deputy director of the National Women Lawyers’ Committee at Beijing Yingke Law Firm since March 2022. Ms. Li received her Bachelor’s degree in Law from Northwest University of Political Science and Law in China in June 2008.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Offices:	Japan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		0
LGBTQ+		0
Did Not Disclose Demographic Background		0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Our CEO and Chairman of the Board of Directors, Mr. Zhihua Wu, owns voting power of 84.02% of our issued and outstanding Ordinary Shares. Mr. Zhihua Wu, as our controlling shareholder, has the ability to determine any matter required to be passed by an ordinary resolution, which will be adopted when approved by a simple majority of votes cast by the shareholders of the Company. Our controlling shareholders will have the ability to at least significantly influence, or in certain cases, control the outcome of a matter required to be passed by a special resolution, which will be adopted when approved by not less than two-thirds of votes cast by the shareholders of the Company.

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

B. Compensation

For the fiscal year ended September 30, 2024, we paid an aggregate of $149,162 as compensation to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. The Operating Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

Audit Committee. Our audit committee consists of Tay Sheve Li, Zhiyong Wu, and Hui Li. Tay Sheve Li is the chairperson of our audit committee. We have determined that Tay Sheve Li, Zhiyong Wu, and Hui Li satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Tay Sheve Li qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Tay Sheve Li, Zhiyong Wu, and Hui Li. Hui Li is the chairperson of our compensation committee. We have determined that Tay Sheve Li, Zhiyong Wu, and Hui Li satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Tay Sheve Li, Zhiyong Wu, and Hui Li. Zhiyong Wu is the chairperson of our nominating and corporate governance committee. We have determined that Tay Sheve Li, Zhiyong Wu, and Hui Li satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 30,800,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares outstanding as of the date of this annual report.

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

Name	Class A Ordinary Shares Beneficially Owned	Percentage Ownership	Class B Ordinary Shares Beneficially Owned	Percentage Ownership	Voting Power
Directors and Executive Officers(1)
Mr. Zhihua Wu(2)	9,897,275	32.13%	5,000,000	100%	84.02%
Mr. Hanson Ji	—	—	—	—	—
Mr. Ryo Fuyunishiki	400,000	1.12%	—	—	*
Ms. Tay Sheve Li	—	—	—	—	—
Mr. Zhiyong Wu	—	—	—	—	—
Ms. Hui Li	—	—	—	—	—
Directors and Executive Officers as a Group (six Persons)	10,297,275	33.25%	5,000,000	100%	76.76%
5% or Greater Shareholders
Mr. Zhihua Wu(2)	9,897,275	32.13%	5,000,000	100%	84.02%
ASLAN FAMILY Limited(3)	3,140,951	9.99%	—	—	6.98%
Hermann Ltd.(3)	3,140,951	9.99%	—	—	7.54%
HRD Capital Limited(4)	3,218,642	9.99%	—	—	5.03%
Shelf Advisor Limited(5)	3,163,148	9.99%	—	—	6.42%

*	Less than 1%
(1)	Unless otherwise indicated, the business address of each of the individuals is 2-23-3 Minami-Ikebukuro, Toshima-ku, Tokyo, Japan 171-0022.
(2)	Representing (i) 7,140,000 Class A Ordinary Shares indirectly held by Mr. Zhihua Wu and 3,060,000 Class A Ordinary Shares indirectly held by Ms. Xiaoyu Qi through Smart Bloom Global Limited, and (ii) 5,000,000 Class B Ordinary Shares held by Mr. Zhihua Wu. Smart Bloom Global Limited is a British Virgin Islands company, which is owned as to 70% by Mr. Zhihua Wu and 30% by Ms. Xiaoyu Qi. Mr. Zhihua Wu is our CEO and Chairman of the Board and Ms. Xiaoyu Qi is his spouse. The registered address of Smart Bloom Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Information regarding beneficial ownership is based on the information contained in Schedule 13G filed by Zheng Zhang, Herman Ltd. and ASLAN FAMILY Limited with the SEC on October 23, 2024.
(4)	Information regarding beneficial ownership is based on the information contained in Schedule 13G filed by Long Li and HRD Capital Limited with the SEC on October 23, 2024.
(5)	Information regarding beneficial ownership is based on the information contained in Schedule 13G filed by Shuyan Liu and Shelf Advisor Limited with the SEC on October 23, 2024.

As of the date of this annual report, approximately 59.42% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (Cede and Company).

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

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Mrs. Qi Xiaoyu	Shareholder of the Company
2	Mr. Fuyunishiki Ryo	Director and shareholder of the Company
3	Mr. Wu Zhihua	Director, CEO and shareholder of the Company
4	Ms. Wu Shunyu	Department head of Digital Marketing Sales
5	Ishiyama	An equity method investee of the Group

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of September 30,
		2024	2023	2022
Mrs. Qi Xiaoyu	Expenses paid on behalf of the Group	$—	$1,206,121	$935,581
Mr. Fuyunishiki Ryo	Expenses paid on behalf of the Group	208,943	108,002	148,704
Mr. Wu Zhihua	Expenses paid on behalf of the Group	—	—	70,289
Ms. Wu Shunyu	Expenses paid on behalf of the Group	105,601	99,481	119,258
Total		$314,544	$1,413,604	$1,273,832

Related party transactions

	For the years ended September 30,
Nature	2024	2023	2022
Expenses paid on behalf of the Group by related parties

Mrs. Qi Xiaoyu	$6,669	$1,480,137	$1,165,096
Ms. Wu Shunyu	6,120	30,222	104,225
Mr. Fuyunishiki Ryo	433,680	218,038	78,240
Mr. Wu Zhihua	—	—	76,299
Total	$446,469	$1,728,398	$1,424,460

Proceed of Interest-free loan from related parties
Mrs. Qi Xiaoyu	$2,815,899	$—	$—
Mr. Fuyunishiki Ryo	86,478	—	—
Mr. Wu Zhihua	129,090	—	—
Total	$3,031,467	$—	$—

Repayment (receivable from) to related parties
Mrs. Qi Xiaoyu	$4,035,593	$—	$—
Mr. Fuyunishiki Ryo	428,409	—	—
Mr. Wu Zhihua	129,090	—	—
Ishiyama	—	(35,990)	34,552
Total	$4,593,092	$(35,990)	$34,552

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

Dividend Policy

As of the date of this annual report, neither of our PRC and Japanese subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the PFIC rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under the laws of the Cayman Islands, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid, if following such payment, the company would be unable to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we are dependent on receipt of funds our Hong Kong and Japanese subsidiaries, Linkage Holding and EXTEND. Linkage Holding will rely on payments made from Linkage Electronic, HQT NETWORK, and Linkage Network. Linkage Network will rely on payments made from Chuancheng Digital and Chuancheng Internet. Dividends distributed by our subsidiaries in certain jurisdictions, such as in China and Japan, are subject to local taxes. PRC regulations may restrict the ability of the PRC subsidiaries to pay dividends to us.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, SAFE Circular 3 issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principle of genuine transaction. Furthermore, if the PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or the PRC subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Linkage Holding may be considered a non-resident enterprise for tax purposes, so that any dividends Linkage Network pays to Linkage Holding may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information—E. Taxation— People’s Republic of China Enterprise Taxation.”

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since December 19, 2023 under the symbol “LGCB.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since December 19, 2023 under the symbol “LGCB.”

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

On October 11, 2024, at the Company’s annual general meeting, to implement a dual class structure, our shareholders approved (i) an ordinary resolution that the Company’s authorized share capital be amended from US$50,000 divided into 200,000,000 Shares of a par value of US$0.00025 each to US$50,000 divided into 195,000,000 Class A ordinary shares of par value US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each, and (ii) a special resolution that the Amended and Restated Memorandum and Articles of Association of the Company to substitute the Company’s then-effective Amended and Restated Memorandum and Articles of Association.

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, which were filed as Exhibit 3.1 to our registration statement on Form F-1, as amended (File No. 333-283495).

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

Our authorized share capital is $50,000 divided into 195,000,000 Class A Ordinary Shares of par value US$0.00025 each and 5,000,000 Class B Ordinary Shares of par value US$0.00025 each. Subject to the provisions of the Cayman Companies Act and the Articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

On October 11, 2024, at the 2024 annual general meeting of the Company, our shareholders, among other things, passed (i) an ordinary resolution approving the re-designation and re-classification of the Company’s authorized share capital as follows with immediate effect:

(a)	each share then in issue, which was 21,500,000 shares of par value US$0.00025 each, was re-designated and re-classified into one Class A Ordinary Share of par value US$0.00025;

(b)	5,000,000 of the remaining authorized but unissued shares were re-designated and re-classified into one Class B Ordinary Share of par value US$0.00025 each; and

(c)	each of the remaining authorized but unissued shares, which was 173,500,000 shares of par value US$0.00025 each, were re-designated and re-classified into one Class A Ordinary Share of par value US$0.00025 each, such that the authorized share capital of the Company was amended from US$50,000 divided into 200,000,000 Shares of a par value of US$0.00025 each to US$50,000 divided into 195,000,000 Class A ordinary shares of par value US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each (the “Share Capital Reorganization”), and (ii) a special resolution for the adoption of amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the then existing amended and restated memorandum and articles of association of the Company, to (a) reflect the Share Capital Reorganization, (b) reflect the the rights and privileges of the holders of Class A Ordinary Shares and Class B ordinary Shares, (c) allow a director to be removed by resolution of the directors of the Company, (d) to allow title to listed shares of the Company to be transferred in accordance with the laws applicable to a “Designated Stock Exchange”, and (e) make certain other minor regulatory and typographical updates.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights and privileges except for voting and conversion rights. In respect of all matters subject to vote by way of poll at general meetings of the Company, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 20 votes per one Class B Ordinary Share. Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder. Each one (1) Class B Ordinary Share is convertible into one (1) Class A Ordinary Share. Class A Ordinary Shares are not convertible into shares of any other class.

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

Voting Rights

Subject to any rights or restrictions attached to any Class A Ordinary Shares and Class B Ordinary Shares, except as may otherwise be required by law, in respect of all matters subject to vote by way of poll at general meetings of the Company, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 20 votes per one Class B Ordinary Share. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

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

Transfer of Shares

Provided that a transfer of Class A Ordinary Shares complies with applicable rules of the Nasdaq Stock Market, a shareholder may transfer Class A Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Class A Ordinary Share until the name of the transferee is entered into our register of members.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may, but are not required to, also decline to register any transfer of such Ordinary Share unless:

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

Inspection of Books and Records

Holders of our Class A Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records.

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

At least 14 days’ notice of an extraordinary general meeting and 14 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90% of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

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

A director may be removed by ordinary resolution or by the directors.

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

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Class A Ordinary Shares, in the form of Class A Ordinary Shares, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this annual report, and are subject to changes in applicable Japanese laws, tax treaties, conventions, or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership, and disposition of our Class A Ordinary Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention, or agreement between Japan and their country of residence, by consulting their own tax advisors.

Generally, a non-resident holder of Class A Ordinary Shares will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to our Class A Ordinary Shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention, or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their Class A Ordinary Shares to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as Class A Ordinary Shares) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of Class A Ordinary Shares and subject to the same tax treatment as sale of our Class A Ordinary Shares as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, and Spain, while the income tax treaties with, among others, Australia, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Arab Emirates, the United Kingdom, and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and the United Kingdom, the Netherlands, and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our Class A Ordinary Shares.

Non-resident holders of our Class A Ordinary Shares who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our Class A Ordinary Shares, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of our Class A Ordinary Shares may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock, together with any required forms or documents. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of our Class A Ordinary Shares outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual our Class A Ordinary Shares as a legatee, heir, or donee, even if none of the acquiring individual, the decedent, or the donor is a Japanese resident.

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

If the PRC tax authorities determine that Linkage Cayman is a PRC resident enterprise for enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our Class A Ordinary Shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this annual report, Linkage Cayman has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

Material United States Federal Income Tax Consequences

The following discussion is a brief summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by a U.S. Holder (as defined below) that acquires our Class A Ordinary Shares and holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”), with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Class A Ordinary Shares. The following does not address all aspects of U.S. federal income taxation that may be important to particular investor or to persons in special tax situations such as:

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

The discussion set forth below is addressed only to U.S. Holders (defined below) of the Class A Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

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

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined above) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution, if any will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. For this year ended, we did not declare any dividends.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our past offerings will generally be considered to be held for the production of passive income, and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we are not a PFIC for the taxable year ended under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the amount of cash and any other assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raised in our past offerings. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our offerings. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raised in our past offerings) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary shares, the mark-to-market election would be available to you were we to become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the Statistics Bureau of Japan, the inflation rate in Japan is expected to be/was approximately 2.0% and 2.3% in 2023 and 2022, respectively. According to the Statistics Bureau of the PRC, the inflation rate in the PRC is expected to be/was approximately 3% and 2% in 2023 and 2022, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Japan. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders.

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

The net proceeds raised from the initial public offering were $5.4 million after deducting underwriting discounts and the offering expenses payable by us. For the period from closing of our initial public offering to September 30, 2024, we used approximately US$0.32 million for supply chain development, approximately US$0.21 million for expenses related to initial public offering, approximately US$0.1 million for research and development, approximately US$0.1 million for market development. We still intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-273426).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. However, in connection with the reviews of our condensed consolidated financial statements for the six months ended March 31, 2024 and 2023, and the audits of our consolidated financial statements for the years ended September 30, 2023 and 2022, we and our independent registered public accounting firm identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The two material weaknesses that have been identified related to:

●	Our lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; and

●	Our lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements.

In response to the material weaknesses identified prior to this offering, we are in the process of implementing a number of measures, which will include:

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

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business and Industry — If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.”

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Tay Sheve Li qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Tay Sheve Li satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by TPS Thayer LLC and HTL International, LLC, our former and current principal external auditors, for the periods indicated. We did not pay any other fees to these independent registered public accounting firms during the periods indicated below.

	For the Years Ended September 30,
	2023	2024
Audit fees (1)	$250,000	$200,000
Audit-related fees (2)	35,500	40,000
Tax fees (3)	-	-
All other fees	-	-
Total	$285,500	$240,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 25, 2024, the audit committee of the board of directors of the Company approved the dismissal of TPS, an independent registered public accounting firm, and approved and ratified the engagement of HTL International, LLC (“HTL”) on June 14, 2024 to serve as the independent registered public accounting firm of the Company for the fiscal year ending September 30, 2024.

TPS’s report on the Company’s financial statements for the fiscal years ended September 30, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through June 14, 2024, there were no disagreements with TPS on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to TPS’s satisfaction, would have caused TPS to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through June 14, 2024, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2023, as filed with the SEC on April 12, 2024.

The Company has provided TPS with a copy of the above disclosure and requested that TPS furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of TPS’s letter dated June 25, 2024 is attached as Exhibit 16.1 to the Form 6-K filed with the SEC on June 25, 2024.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of HTL, neither the Company, nor someone on behalf of the Company, has consulted HTL regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that HTL concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted HTL regarding any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES.

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. CYBERSECURITY.

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We asses and manage our cybersecurity risks though our Information Technologies (“IT”) Committee, which is integrated by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

Our IT department is responsible for targeted and regular monitoring of cybersecurity risks. They independently and continuously monitor cybersecurity risks and countermeasures to defend against such threats and, in the event of a cybersecurity threat or cybersecurity incident, inform executive management and our Board of Directors. In addition to the regular meetings between executive management and the individual risk owners mainly consisting out of the various departments’ heads, a comprehensive cybersecurity risk analysis for internal and external risks is carried out as appropriate.

According to the priority of the cybersecurity risks as result of the risk evaluation, risks are addressed by concrete actions and, if appropriate and possible, necessary countermeasures. In order to be able to react quickly and flexibly to cybersecurity risks, risk management is integrated into existing processes and reporting channels. Our risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk. We may engage third parties from time to time to conduct risk assessments.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Linkage Global Inc and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333.283495), as amended, initially filed with the Securities and Exchange Commission on November 27, 2024)
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
2.2	Form of Representative’s Warrants (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.3	Form of Director Offer Letter between the Registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.4	Concerted Actor Agreement, dated February 17, 2023 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.5	English Translation of the Exclusive Licensing Agreement between Xiaoyu Qi and Chuancheng Digital, dated June 15, 2021 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.6	English Translation of the Exclusive Licensing Agreement between Xiaoyu Qi and Chuancheng Digital, dated April 6, 2022 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.7	English Translation of the Exclusive Licensing Agreement between Xiaoyu Qi and Chuancheng Digital, dated June 14, 2022 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.8	English Translation of Strategic Cooperation Agreement between Chuancheng Digital and Shenzhen Luoxi Technology Co., Ltd., dated January 16, 2023 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.9	English Translation of Strategic Cooperation Agreement between Chuancheng Digital and Shenzhen Huajue Communication Co., Ltd., dated May 16, 2022 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.10	English Translation of Strategic Cooperation Agreement between Chuancheng Digital and Shenzhen Weiermei Intelligent Technology Co., Ltd., dated November 3, 2022 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)

4.11	English Translation of Advertisement Publishing Agreement among HQT NETWORK, Chuancheng Digital, and Huntmobi Holdings Limited, dated January 2, 2023 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.12	China Partner Capability Fund Program Agreement between Google Asia Pacific Pte. Ltd. and HQT NETWORK, dated January 18, 2024 (incorporated by reference to Exhibit 4.12 to the shell company report on Form 20-F (File No. 001-41887), filed with the Securities and Exchange Commission on April 12, 2024)
4.13	Securities Purchase Agreement dated September 18, 2024 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333.283495), as amended, initially filed with the Securities and Exchange Commission on November 27, 2024)
4.14	Amendment to Securities Purchase Agreement dated December 18, 2024 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333.283495), as amended, initially filed with the Securities and Exchange Commission on November 27, 2024)
4.15*	Amendment No. 2. To Securities Purchase Agreement dated January 17, 2025
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
11.1	Form of Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our report on Form 20-F (File No. 001-41887) filed with the SEC on April 12, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from TPS Thayer, LLC, Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 16.1 to the current report on Form 6-K (File No. 001-41887), filed with the Securities and Exchange Commission on June 25, 2024)
15.3*	Consent of AllBright Law Offices (Fuzhou)
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the shell company report on Form 20-F (File No. 001-41887), filed with the Securities and Exchange Commission on April 12, 2024)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Linkage Global Inc

	By:	/s/ Zhihua Wu
Zhihua Wu
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: January 24, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Linkage Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Linkage Global Inc. and its subsidiaries (the “Company”) as of September 30, 2024, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the year ended September 30, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and the results of its operations and its cash flows for the year ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HTL International, LLC
HTL International, LLC
We have served as the Company’s auditor since 2024.
Houston, Texas
January 24, 2025

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
April 12, 2024

Linkage Global Inc
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2024 AND 2023
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of September 30,
	2024	2023
	USD
ASSETS
Current assets
Cash and cash equivalents	2,000,732	1,107,480
Accounts receivable, net	6,302,696	2,011,047
Inventories, net	66,331	679,732
Deferred offering costs	—	1,076,253
Deposits paid to media platforms	482,650	3,717,773
Prepaid expenses and other current assets, net	2,689,581	1,053,687
Short-term loan to third party	410,000	—
Total current assets	11,951,990	9,645,972

Non-current assets
Property and equipment, net	85,807	158,642
Deferred tax assets	—	149,129
Right-of-use assets, net	653,730	624,945
Other non-current assets	—	54,825
Total non-current assets	739,537	987,541
TOTAL ASSETS	12,691,527	10,633,513

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	624,723	1,142,667
Accrued expenses and other current liabilities	236,813	309,986
Short-term debts	32,810	—
Current portion of long-term debts	428,702	535,226
Contract liabilities	533,625	530,488
Amounts due to related parties	314,544	1,413,604
Lease liabilities - current	231,978	187,214
Convertible bonds	964,865	—
Income tax payable	1,017,619	581,235
Total current liabilities	4,385,679	4,700,420

Non-current liabilities
Long-term debts	839,560	1,996,326
Lease liabilities - noncurrent	441,504	439,854
Total non-current liabilities	1,281,064	2,436,180
Total liabilities	5,666,743	7,136,600

Commitments and contingencies (Note 22)

Shareholders’ equity
Ordinary shares (par value of US$0.00025 per share; 200,000,000 ordinary shares authorized, 21,500,000 and 20,000,000 ordinary shares issued and outstanding as of September 30, 2024 and 2023, respectively) *	5,375	5,000
Additional paid in capital	5,591,596	1,549,913
Statutory reserve	11,348	11,348
Retained earnings	1,613,217	2,052,553
Accumulated other comprehensive loss	(196,752)	(121,901)
Total shareholders’ equity	7,024,784	3,496,913
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,691,527	10,633,513

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on February 17, 2023 and share split occurred on March 20, 2023 and IPO on December 17, 2023 (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

Linkage Global Inc
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended September 30,
	2024	2023	2022
	USD
Revenues	10,289,681	12,733,339	22,028,303
Cost of revenues	(6,123,025)	(10,872,484)	(18,323,802)
Gross profit	4,166,656	1,860,855	3,704,501

Operating expenses
General and administrative expenses	(3,506,075)	(1,373,695)	(1,047,552)
Selling and marketing expenses	(434,856)	(595,804)	(812,062)
Research and development expenses	(302,280)	(588,108)	(628,350)
Gain from disposal of property and equipment	—	125,804	193,191
Total operating expenses	(4,243,211)	(2,431,803)	(2,294,773)
Operating (loss)/profit	(76,555)	(570,948)	1,409,728

Other income/(expenses)
Investment income	44,570	2,119	8,402
Impairment loss from equity investment	—	(60,046)	—
Interest income/(expenses), net	160,685	(102,360)	(79,455)
Other non-operating income	21,644	14,557	113,658
Total other income/(expenses), net	226,899	(145,730)	42,605

Income/(loss) before income taxes	150,344	(716,678)	1,452,333
Income tax (provision)/ benefit	(589,680)	63,950	(385,958)
Net (loss)/income	(439,336)	(652,728)	1,066,375

Net (loss)/income	(439,336)	(652,728)	1,066,375
Other comprehensive income
Foreign currency translation adjustment	(74,851)	(15,524)	(57,722)
Total comprehensive (loss) /income attributable to the Company’s ordinary shareholders	(514,187)	(668,252)	1,008,653

Earnings per ordinary share attributable to ordinary shareholders
Basic and Diluted*	(0.02)	(0.03)	0.05
Weighted average number of ordinary shares outstanding
Basic and Diluted*	21,175,342	20,000,000	20,000,000

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on February 17, 2023 and share split occurred on March 20, 2023 and IPO on December 17, 2023 (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

Linkage Global Inc
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares*		Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total Shareholders’
	Share	Amount	capital	earnings	reserve	income(loss)	Equity
Balance as of September 30, 2021	20,000,000	5,000	119,301	1,650,254	—	(48,655)	1,725,900
Net income	—	—	—	1,066,375	—	—	1,066,375
Foreign currency translation adjustment	—	—	—	—	—	(57,722)	(57,722)
Balance as of September 30, 2022	20,000,000	5,000	119,301	2,716,629	—	(106,377)	2,734,553
Net loss	—	—	—	(652,728)	—	—	(652,728)
Contribution from shareholders	—	—	1,430,612	—	—	—	1,430,612
Statutory reserve	—	—	—	(11,348)	11,348	—	—
Foreign currency translation adjustment	—	—	—	—	—	(15,524)	(15,524)
Balance as of September 30, 2023	20,000,000	5,000	1,549,913	2,052,553	11,348	(121,901)	3,496,913
Net Loss	—	—	—	(439,336)	—	—	(439,336)
Net Proceeds from the initial public offering	1,500,000	375	4,041,683	—	—	—	4,042,058
Foreign currency translation adjustment	—	—	—	—	—	(74,851)	(74,851)
Balance as of September 30, 2024	21,500,000	5,375	5,591,596	1,613,217	11,348	(196,752)	7,024,784

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on February 17, 2023 and share split occurred on March 20, 2023 and IPO on December 17, 2023 (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

Linkage Global Inc
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended September 30,
	2024	2023	2022
	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	(439,336)	(652,728)	1,066,375

Adjustments to reconcile net (loss)/income to net cash (used in) /provided by operating activities:
Effect of exchange rate changes	(226,846)	—	—
Allowance for credit loss	958,584	116,428	—
Depreciation and amortization	86,911	83,226	81,625
Amortization of lease right-of-use assets	224,451	180,464	—
Share of profit from long-term investment	—	(2,119)	(8,402)
Disposal gain from property and equipment	—	(125,804)	(193,191)
Inventory write-downs	11,858	19,981	21,282
Deferred tax expenses/(benefits)	148,239	(160,402)	80,519
Long-term investment impairment	—	60,046	—
Changes in operating assets and liabilities:
Accounts receivable, net	(5,023,387)	36,738	(910,221)
Other non-current assets	—	—	(61,039)
Prepaid expenses and other current asset, net	1,870,567	(3,871,930)	(520,377)
Inventories, net	601,543	(359,859)	(78,455)
Accounts payable	(517,944)	624,347	(11,703)
Contract liabilities	3,137	84,680	371,639
Accrued expenses and other current liabilities	(37,987)	(25,816)	152,448
Amounts due from related parties	—	34,552	(40,098)
Amounts due to related parties	446,469	139,772	946,379
Tax payable	436,384	113,597	272,148
Operating lease liabilities	(178,037)	(178,341)	—
Net cash (used in)/provided by operating activities	(1,635,394)	(3,883,168)	1,168,928

Cash flow from investing activities
Purchase of property and equipment	—	(12,137)	(481,391)
Proceeds from disposal of property and equipment	—	1,745,094	1,265,217
Proceed from withdrawal of long-term investment	44,570	93,574	—
Provide short-term loan to third party	(410,000)	—	—
Purchase of long-term investments	—	—	(40,098)
Net cash (used in)/provided by investing activities	(365,430)	1,826,531	743,728

Cash flow from financing activities
Proceeds from issuance of Class A ordinary shares upon the completion of IPO	5,356,417	—	—
Proceeds from issuance of convertible bonds	999,957	—	—
Payment of service fees for convertible bonds	(351,000)	—	—
Proceeds from short-term debts	133,044	—	160,391
Proceeds from long-term debts	—	1,238,592	1,167,861
Repayments of short-term debts	(101,778)	(107,963)	(280,692)
Repayments of long-term debts	(1,325,703)	(1,918,181)	(1,001,815)
Proceed of interest-free loan from related parties	3,031,467	—	—
Repayments of loans to a related party	(4,593,092)	—	—
Capital contribution from shareholder	—	1,430,612	—
Payments for deferred offering costs	(273,287)	(1,041,447)	—
Net cash provided by/(used in) financing activities	2,876,025	(398,387)	45,745
Effect of exchange rate changes	18,051	(123,887)	(51,067)
Net change in cash and cash equivalents	893,252	(2,578,911)	1,907,334
Cash and cash equivalents, beginning of the year	1,107,480	3,686,391	1,779,057
Cash and cash equivalents, end of the year	2,000,732	1,107,480	3,686,391

Supplemental disclosures of cash flow information:
Income tax paid	2,050	150,124	33,291
Interest expense paid	48,607	65,901	57,776

Supplemental disclosures of non-cash activities:
Obtaining right-of-use assets in exchange for operating lease liabilities	209,652	805,409	N/A

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

Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit losses, inventory provision, depreciable lives and recoverability of property and equipment, and the realization of deferred income tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The value of RMB, HKD and JPY against US$ may fluctuate and is affected by, among other things, changes in the political and economic conditions. Any significant revaluation of RMB, HKD or JPY may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

Balance sheet items, except for equity accounts:

As of September 30,
	2024	2023	2022
RMB to US	US$1=RMB7.0176	US$1=RMB7.2960	US$1=RMB7.1135
JPY to US	US$1=JPY143.2500	US$1=JPY149.4300	US$1=JPY144.7100
HKD to US	US$1=HKD7.7693	US$1=HKD7.8308	US$1=HKD7.8498

Items in the statements of income and comprehensive income, and statements of cash flows:

For the Years Ended September 30,
	2024	2023	2022
RMB to US	US$1=RMB7.2043	US$1=RMB7.0533	US$1=RMB6.5532
JPY to US	US$1=JPY150.3267	US$1=JPY138.9277	US$1=JPY124.6952
HKD to US	US$1=HKD7.8127	US$1=HKD7.8310	US$1=HKD7.8228

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

Accounts Receivable, net

Accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customers before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The group has adopted ASU 2016-13 on a modified retrospective basis since October 1, 2023, and the impact on opening balance is $863,328. The allowance for credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company applies a roll rate-based method that considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and updates it if necessary. Additionally, the Company evaluates individual customer’s financial condition, credit history, and the current economic conditions to make specific provision of credit loss when it is considered necessary, based on (i)the Company’s specific assessment of the collectability of all significant accounts, and (ii) any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The fact and circumstance of each account may require the Company to use substantial judgment in assessing its collectability, The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and updates it if necessary. The allowance for credit losses, as of September 30, 2024 and 2023 were $1,112,315 and $109,214, respectively.

For purposes of this section only, the term “Customers” shall mean (i) cross-border e-commerce sellers (both enterprises and individuals) that purchase products, e-commerce operation training, and software support services, (ii) media that pay the Company’s subsidiaries commissions. (iii) the owners of online store in fully managed e-commerce operation services business.

Inventories, net

Inventories, primarily consisting of finished goods, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. The Group records inventory valuation allowance for obsolete inventories based upon assumptions on current and future demand forecast. The Group reviews inventory to determine whether the carrying value exceeds the estimated net realizable value. If the inventory on hand is in excess of the estimated net realizable value, inventory valuation allowance is estimated and recorded by lowering the cost of inventory to the estimated net realizable value for slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. Once inventory valuation allowance is recorded, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Inventory valuation allowance balance as of September 30,2024 and 2023 were $93,037 and $83,889, respectively.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred offering costs

In December, 2023, the Company completed its initial public offering and was listed on the Nasdaq Capital Market under the symbol “LGCB”. 1,500,000 ordinary shares were issued at a price of $4.00 per share for net proceeds of approximately $5.4 million, after deducting underwriting discounts, commissions and other offering expense of $0.6 million. After the initial public offering, there were 21,500,000 ordinary shares outstanding, with par value of $0.00025. Deferred offering costs were capitalized and consisted of fees and expenses incurred in connection with the sale of our common stock in the IPO, including the legal, accounting, printing and other offering related costs. Upon completion of the IPO, these deferred IPO costs were reclassified from current assets to stockholders’ equity and recorded against the net proceeds from the offering.

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

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of September 30, 2024 and 2023, respectively.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Short-term loan to third party

The Company provides short-term loans to third parties with maturities of less than one year, which is classified as current assets on the balance sheet. These short-term loans are initially recognized at the principal amount lent to the borrower.

Interest Recognition: For loans to third parties with maturities of less than one year, the Company has elected not to apply the effective interest method as permitted under US GAAP for short-term receivables. Instead, interest income is recognized on a straight-line basis over the loan term, which approximates the effective interest method given the short-term nature of these loans.

Impairment: The Company assesses these short-term loans for impairment at each reporting date. If there is objective evidence of impairment, a loss allowance is recognized immediately in the income statement. The allowance is measured as the difference between the loan’s carrying amount and the present value of estimated future cash flows, discounted at the loan’s original effective interest rate.

Derecognition: A loan to a third party is derecognized when the contractual rights to the cash flows from the asset expire, or when the Company transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Disclosure: The Company discloses the carrying amount of these short-term loans, the interest income recognized during the period, and any impairment losses in the notes to the financial statements.

Convertible notes

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging -Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. For share-settled convertible debt and convertible preferred stock, the if-converted method is typically used to account for diluted earnings per share. For public companies, the guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The company adopted this standard beginning October 1, 2023. Following the adoption of ASU 2020-06 Convertible notes are recorded and disclosed as convertible notes payable, net of unamortized discount.

On September 18, 2024, the Company entered into a securities purchase agreement (“SPA”) with certain institutional investors, pursuant to which, the Company issued to the investors (the “Holders”), (i) convertible promissory notes in the aggregate principal amount of US$10,830,000 (the “Par value”), bearing interest at a rate of 8% per annum and having a term of one year from issuance date, issued with an aggregate original issue discount of US$800,000, and (ii) 9,300,000 Class A Ordinary Shares (“Pre-delivery Shares”) of the Company in aggregate at the purchase price equal to par value of US$0.00025 per share, which is for pre-delivery and subject to the Company’s repurchase right upon repayment of the notes. The Holders have the right at any time upon issuance until the Outstanding Balance (the principal amount plus accrued but unpaid interest of being repaid, collection and enforcements costs incurred by lender, transfer, stamp, issuance and similar taxes and fees related to conversions, and any other fees or charges incurred under this convertible note as of any date of determination) has been paid in full, at their election, to convert all or any portion of the Outstanding Balance into shares at the price of the lower of (i) $1.20, or (ii) 70% of the lowest closing price of the Company’s ordinary shares during the 60-trading day period immediately preceding the date on which a conversion notice is provided to the Company.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In addition, pursuant to the securities purchase agreement, the Company has the option to prepay the notes with payment of an amount equal to 120% of the Outstanding Balance. In the event that the Company receives a delisting notice from the Nasdaq Stock Market LLC, the Holders have rights to request redemption of the notes by the Company. In the event that the Company has redeemed an amount equal to half of original principal amount in cash, any subsequent redemption in cash is subject to a twenty-five percent (25%) premium. The securities purchase agreement and the notes contain certain other representations and warranties, covenants and events of default customary for similar transactions.

On October 16, 2024 (the “Closing Date”), the Company completed its issuance and sale of the note and issuance of Class A Ordinary Shares pursuant to the securities purchase agreement. The gross proceeds from the sale of the notes were $10,000,000, prior to deducting transaction fees and estimated expenses. The Company intended to use the proceeds for working capital and general corporate purposes.

On December 18, 2024, the Company and the Holders entered into an amendment to SPA, pursuant to which, (i) the parties mutually agreed to add a conversion floor price of $0.24 per share to the convertible promissory notes, and (ii) the parties mutually agreed to add the maximum number of the conversion shares that each Note Investor may receive and the Company shall issue under the securities purchase agreement and applicable the convertible notes.

The Company has identified and evaluated the embedded features of the convertible notes, and concluded that (i) the Company call option, contingent interest features for event of default, and event of delisting put option are clearly and closely related to the debt host instrument and, therefore, are not required to be bifurcated under ASC 815, (ii) the conversion right is eligible for a scope exception from derivative accounting and is not required to be bifurcated under ASC 815. Consequently, the Company accounts for the convertible notes as a liability following the respective guidance of ASC 815 and ASC 470.

As Pre-delivery shares can be separately exercised, i.e. each can continue to exist unchanged when the other is exercised, the Company concluded that they were freestanding. The Pre-delivery Shares are considered a form of stock borrowing facility and are accounted for as own-share lending arrangement. The Company did not receive any proceeds or pay any consideration related to the Pre-delivery Shares, except that the Company received a one-time nominal fee of US$2,325 upon the issuance of the Pre-delivery Shares and will pay the same amount to the investors upon the return of Pre-delivery Shares, respectively. The Pre-delivery Shares were issued on October 16, 2024. The Company accounted for the share lending arrangement as an issuance cost and recorded at fair value upon issuance date against additional paid-in capital. Although legally issued, the Pre-delivery Shares were not considered outstanding and therefore excluded from basic and diluted earnings (loss) per share unless default of the share lending arrangement occurs, at which time the Pre-delivery Shares would be included in the basic and diluted earnings (loss) per share calculation.

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

Revenue recognition

The Group’s revenues are mainly generated from (i) cross-border sales, (ii) integrated e-commerce services, (iii) fully managed e-commerce operation services.

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

The Company has two logistics methods. For the products exported from mainland China, the suppliers will directly deliver them to customers. For the products purchased directly from suppliers in Japan, the Company has its own warehouse in Japan. The products will be first sent to the company’s warehouse and then delivered to the customers.

For products shipped directly from suppliers to customers, pursuant to ASC 606-10-55-37A(a), the Group concludes that it obtains control of the products as the Group is primarily responsible for the contract and has pricing discretion. The Group is primarily responsible for the contract as it has the supplier discretion when executing orders and it is the only party that has a contractual relationship with customers. The Group establishes and obtains substantially all of the benefits from transactions, i.e. considerations paid by customers. Therefore, the Group considers itself to be the principal in the transactions on the basis that it is primary responsible to fulfill the promise and has the price discretion, pursuant to ASC 606-10-55-39.

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

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fully managed e-commerce operation services

The Group provides fully managed e-commerce operation services for sellers on Japanese cross-border e-commerce platforms.

Usually, our clients have their own factories and products, and they open online stores on Japanese e-commerce platforms and then entrust the daily management and marketing of the stores to the group for full handling. The services mainly included:

1.	Online shop setup: 1) store page design and decoration, 2) payment Settings, 3) products listing.

2.	Online shop promotion: design marketing plans and product combinations to attract customers.

3.	Customer service: post-sales customer service.

The clients only need to be responsible for the delivery of goods. The Group charges 10% of the GMV(Gross Merchandise Volume) of the online shop as a service commission. The Group considers itself the agent because the online shops and inventories are owned by clients, the group only provides services and does not have the control right over the stores and inventories, neither bears the inventory risks. Therefore, such revenues are reported on a net basis.

For other integrated e-commerce services revenue is generated from e-commerce related training/consulting services and running TikTok anchors agent. For training/consulting services, the Group fulfils its performance obligation by providing e-commerce related training/consulting services, and revenue is recognized over the service period. For running TikTok anchors agent, the group charges management fee and commission monthly based on the live stream income from TikTok platform.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to Customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of September 30, 2024, and 2023.

The contract liabilities consist of deferred revenue, which represent the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue which primarily arises from cross-border sales amounted to $533,625 and $530,488 as of September 30, 2024 and 2023, respectively. Revenue recognized in the current reporting period that was included in the contract liabilities at the beginning of the reporting period was $468,545 and $445,808 for the years ended September 30 2024 and 2023. The Group expects to recognize this balance as revenue over the next 12 months.

Cost of revenues

Cost of revenues consists primarily of (i) cost of goods sold for cross-border sales; (ii) commission costs for digital marketing services; and (iii) the salaries of the staff in the e-commerce operation department for fully managed e-commerce operation services.

Research and development expenses

Research and development expenses consist primarily of (i) payroll and related expenses for research and development professionals; and (ii) technology services fee. Research and development expenses are expensed as incurred.

Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) salary and social welfare expenses; (ii) freight; and (iii) the advertising costs and market promotion expenses. The advertising costs and market promotion expenses were $25,210, $5,733 and $133,160 for the years ended September 30,2024, 2023 and 2022, respectively. The advertising costs and market promotion expenses are expensed as incurred. The freight for sales of goods was included in selling and marketing expenses. The freight costs are expenses when incurred. The freight costs were $57,421, $118,647 and $275,211 for the years ended September 30, 2024, 2023 and 2022, respectively.

General and administrative expenses

General and administrative expenses mainly consist of (i) salary and social welfare expenses; (ii) rental cost for offices; (iii) depreciation expenses; (iv) consulting fees; and (v) allowance for credit loss.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Employee benefits

The Company’s subsidiaries participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included in research and development expenses, selling and marketing expenses and general and administrative expenses in the accompanying consolidated statements of comprehensive income amounted to $150,511, $141,702 and $39,490 for the years ended September 30, 2024, 2023, and 2022, respectively.

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

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating uncertain tax positions and determining provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended September 30, 2024, 2023 and 2022, respectively. As of September 30, 2024, 2023 and 2022, the Group did not have any significant unrecognized uncertain tax positions. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

The Group recorded government subsidies of $701, $1,314 and $3,441 in others, net for the years ended September 30, 2024, 2023 and 2022, respectively.

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

For the years ended September 30, 2024, 2023, and 2022, nil, $11,348 and nil appropriation were made to the statutory surplus fund and discretionary surplus fund by one of the Company’s PRC subsidiaries

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS.

Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of September 30, 2024, 2023 and 2022, there was no dilution impact.

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

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Group has adopted ASU 2016-13 on a modified retrospective basis since October 1, 2023. The Group evaluated that the impact of the adoption of this ASU on the Group’s consolidated financial statements was immaterial.

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

	For the Year ended September 30, 2024
	EXTEND	Other subsidiaries	Consolidated
Revenues from external Customers	$4,101,865	$6,187,816	$10,289,681
Segment income before tax	$(1,045,848)	$1,196,192	$150,344

	For the Year ended September 30, 2023
	EXTEND	Other subsidiaries	Consolidated
Revenues from external Customers	$8,749,200	$3,984,139	$12,733,339
Segment income before tax	$(435,557)	$(281,121)	$(716,678)

	For the Year ended September 30, 2022
	EXTEND	Other subsidiaries	Consolidated
Revenues from external Customers	$16,515,393	$5,512,910	$22,028,303
Segment income before tax	$273,508	$1,178,825	$1,452,333

The total assets from continuing operations by segments as of September 30, 2024, 2023 and 2022 were as follows:

	As of September 30,
	2024	2023	2022
Segment assets
EXTEND	$1,381,124	$3,638,188	$3,886,339
Other subsidiaries	11,310,403	6,995,325	5,192,892
Total segment assets	$12,691,527	$10,633,513	$9,079,231

The property and equipment, net from continuing operations by segments as of September 30, 2024, 2023 and 2022 were as follows:

	As of September 30,
	2024	2023	2022
Property and equipment, net
EXTEND	$577	$11,708	$1,549,102
Other subsidiaries	85,230	146,934	203,910
Total property and equipment, net	$85,807	$158,642	$1,753,012

The right-of-use assets, net from continuing operations by segments as of September 30, 2024, 2023 and 2022 were as follows:

	As of September 30,
	2024	2023	2022
Right-of-use assets, net
EXTEND	$91,458	$116,015	$—
Other subsidiaries	562,272	508,930	—
Total right-of-use assets, net	$653,730	$624,945	$—

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

4. REVENUE

The following table disaggregates the Group’s revenue for the years ended September 30, 2024, 2023 and 2022:

	For the Years Ended September 30,
	2024	2023	2022
By revenue streams
Cross-border sales	$6,476,939	$10,587,053	$17,907,407
Integrated e-commerce services
Fully managed e-commerce operation services	3,280,002	—	—
Digital marketing services	312,180	1,527,247	3,945,353
Others	220,560	619,039	175,543
Total	$10,289,681	$12,733,339	$22,028,303

5. INVENTORIES, NET

Inventories consisted of the following:

	As of September 30,
	2024	2023
Finished goods	$131,408	$763,621
Goods in transit	27,960	—
Inventory valuation allowance	(93,037)	(83,889)
Inventories, net	$66,331	$679,732

Movement of inventory valuation allowance is as follows:

	As of September 30,
	2024	2023
Balance at the beginning of the year	$83,889	$100,785
Addition	11,858	19,982
Write-offs	(6,589)	(34,732)
Foreign currency translation adjustment	3,879	(2,146)
Balance at the end of the year	$93,037	$83,889

6. ACCOUNT RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of September 30,
	2024	2023
Accounts receivable	$7,415,011	$2,120,261
Allowance for credit loss	(1,112,315)	(109,214)
Total accounts receivable, net	$6,302,696	$2,011,047

Movements of allowance for credit loss are as follows:

	As of September 30,
	2024	2023
Beginning balance	$109,214	$—
Adoption ASU 2016-13	985,102	116,428
Provision (recovery of provision)	(26,518)	—
Exchange rate effect	44,517	(7,214)
Ending balance	$1,112,315	$109,214

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consist of the following:

	As of September 30,
	2024	2023
Tax refunds(1)	$402,048	$512,292
Deposits	436,450	204,652
Advance to suppliers	35,128	324,243
Prepaid expenses(2)	1,808,887	8,224
Others	7,068	4,276
Prepayments and other current assets, net	$2,689,581	$1,053,687

(1)	Tax refunds consist of consumption tax and VAT refund for export business. The Group is eligible for consumption tax and VAT refund for cross-border products sales in Japan and China.

(2)	The Company signed a service agreement with consulting management company Hermann Limited in December 2023, providing corporate management and investment and financing consulting services for the company for three years, with contract amount of $2,060,000. For the year ended September 30, 2024, the amortized expense amount is $572,222, and the remaining amount is $1,487,778. The other $315,908 is the prepaid service fee for issuing convertible bonds. The rest amount of $5,201 is for other prepaid network and software expenses.

8. SHORT TERM LOAN TO THIRD PARTY

The Company signed loan agreement with a third party Short Selling Capital Group Limited to provide short term loans on September 26, 2024. As of September 30, 2024, the short-term loans to third party consist of the following:

Borrower	Annual Interest Rate	Maturity		As of September 30, 2024,
Short Selling Capital Group Limited	9.00%	09/26/2024	09/25/2025	$410,000
				$410,000

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of September 30,
	2024	2023
Cost
Office equipment	$30,672	$29,498
Vehicle	319,574	307,102
Leasehold improvement	10,385	9,955
	360,631	346,555

Less: accumulated depreciation and amortization	(274,824)	(187,913)
Property and equipment, net	$85,807	$158,642

(1)	Depreciation expense was $86,911, $83,226 and $81,625 for the years ended September 30, 2024, 2023 and 2022, respectively.

(2)	In October 2022, EXTEND disposed one building and associated land in Tokyo, Japan for which the carrying value was $392,654 and $1,191,319, respectively. EXTEND received proceeds of $ 1,745,094 from the disposal, net off commission fees paid to agents, resulting in disposal gain of $125,804.

(3)	No impairment loss was recognized for the years ended September 30, 2024, 2023 and 2022.

(4)	As of September 30, 2024 and 2023, a vehicle, owned by Chuancheng Digital, for which the carrying value was $77,550 and $130,533, was pledged to secure a long-term loan from a financial institution.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

10. LEASING

The Group has operating leases for offices and warehouses. The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	As of September 30,
	2024	2023
Operating lease right-of-use assets, net	$653,730	$624,945
Operating lease liabilities-current	231,978	187,214
Operating lease liabilities-non-current	441,504	439,854
Total operating lease liabilities	$673,482	$627,068

The components of lease expenses were as follows:

	For the year ended September 30,
	2024	2023
Lease cost
Amortization of right-of-use assets	$224,451	$180,464
Interest of operating lease liabilities	23,048	14,774
Total lease cost	$247,499	$195,238

The weighted average remaining lease term was approximately 3.44 years as of September 30, 2024, and the weighted average discount rate was 3.84% for the year ended September 30, 2024.

The maturities of lease liabilities in accordance with Leases (ASC 842) in each of the next five years as of September 30, 2024 were as follows:

USD

2025	254,218
2026	181,336
2027	160,629
2028	112,900
2029	13,005
Total minimum lease payments	722,088

Less: Interest	(48,606)
Present value of lease obligations	673,482
Less: Current portion	231,978
Non - current portion of lease obligations	441,504

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

11. SHORT-TERM DEBTS

As of September 30, 2024, the short-term debts were for working capital purposes. Short-term debts consist of the following:

Bank	Annual Interest Rate	Maturity		As of September 30, 2024
Higashi-Nippon Bank	1.55%	12/19/2023	12/25/2024	$32,810
				$32,810

The short-term debts as of September 30, 2024 were primarily obtained from one bank with interest rate 1.55% per annum.

The interest expenses were $183, $543 and $506 for the years ended September 30, 2024, 2023 and 2022, respectively. The weighted average interest rate of short-term debt outstanding was 1.55% per annum as of September 30, 2024.

12. LONG-TERM DEBTS

As of September 30, 2024 and 2023, long-term debts consist of the following:

				As of September 30, 2024		As of September 30, 2023
Bank and other financial institution	Annual Interest Rate	Start	End	Long- term	Long- term (current portions)	Long- term	Long- term (current portions)	Pledge
				USD		USD
The Shoko Chuk in Bank	1.50%	05/09/2019	04/25/2024	—	—	—	26,768
The Shoko Chukin Bank	1.11%	05/26/2020	04/25/2030	96,838	21,110	113,070	20,237
The Shoko Chukin Bank	1.50%	02/04/2022	01/27/2025	—	21,780	20,879	67,456
Mizuho Bank	0.83%	03/25/2020	03/25/2025	—	6,855	6,572	13,411
Mizuho Bank	2.00%	06/01/2021	06/01/2031	120,419	20,942	135,515	20,076
Japan Finance Corporation	1.11%	07/16/2020	06/30/2030	164,328	38,115	194,071	36,539
Musashino Bank	1.50%	05/31/2022	06/02/2025	—	46,408	44,489	72,556
Japan Finance Corporation	0.46%	06/09/2020	04/20/2030	98,290	21,445	114,783	20,558
Japan Finance Corporation	0.38%	04/23/2021	03/20/2031	38,569	7,714	44,369	7,395
Kiraboshi Bank	0.50%	06/27/2023	05/30/2032	321,116	45,376	351,335	43,499
Caizhi Linghang (Xiamen) Investment Management Co., Ltd	3.75%	11/01/2022	10/31/2027	—	—	779,879	—
Zhongli International Financial Leasing Co. LTD	14.56%	08/11/2022	08/15/2025	—	130,625	125,640	137,061
Zhongli International Financial Leasing Co. LTD	13.63%	07/26/2022	07/26/2025	—	68,332	65,724	69,670	Vehicle
				839,560	428,702	1,996,326	535,226

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

12. LONG-TERM DEBTS (cont.)

The long-term debts as of September 30, 2024 were primarily obtained from five banks and one financial institution, with interest rates ranging from 0.38% to 14.56% per annum. The long-term debts as of September 30, 2023 were primarily obtained from five banks and two financial institutions, with interest rates ranging from 0.38% to 14.56% per annum. The interest expenses were $62,870, $102,350 and $57,270 for the years ended September 30, 2024, 2023 and 2022, respectively. The weighted average interest rates of long-term debts outstanding were 3.02% and 4.68% per annum as of September 30, 2024 and 2023, respectively.

As of September 30, 2024 and 2023, there was no event of default on long-term debts occurred. As of September 30, 2024 and September 30, 2023, no long-term debts were guaranteed by the Company or its subsidiaries. As of September 30, 2024 and 2023, a vehicle with carrying value of $77,550 and $130,533 was pledged against one long-term debt.

On January 17, 2022, the Group bought a vehicle and paid in full. On July 26, 2022, the Group entered into a loan agreement with Zhongli International Financial Leasing Co. LTD (the “Lessor”) to pledge the same vehicle and to receive RMB1,500,000 ($210,867) from the Lessor. The transaction is classified as “failed” sale and leaseback transactions, as the control of the vehicle does not transfer to the lessor. Consequently, the received consideration from the lessor is accounted for as a liability. As of September 30, 2024, the current portion of the liability is recorded in short-term debt ($68,332).

The Group was not subject to any financial covenants as of September 30, 2024 and 2023.

Debt Maturities

The contractual maturities of the Group’s long-term debts as of September 30, 2024 were as follows:

Principle amount
Within 1 year	$428,702
1 – 2 years	147,686
2 – 3 years	147,686
3 – 4 years	147,686
4 – 5 years	147,686
Over 5 years	248,817
Total	$1,268,263

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2024	2023
Accrued payroll and welfare	$171,479	$196,767
Deposits	—	—
Tax Payable	56,018	21,914
Accrued service fee	—	6,956
Accrued listing fee	—	39,765
Others	9,316	44,584
	$236,813	$309,986

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

14. CONVERTIBLE BONDS

On September 18, 2024, the Company entered into a securities purchase agreement (“SPA”) with certain institutional investors, pursuant to which, the Company issued to the investors (the “Holders”), (i) convertible promissory notes in the aggregate principal amount of US$10,830,000 (the “Par value”), bearing interest at a rate of 8% per annum and having a term of one year from issuance date, issued with an aggregate original issue discount of US$800,000, and (ii) 9,300,000 Class A Ordinary Shares (“Pre-delivery Shares”) of the Company in aggregate at the purchase price equal to par value of US$0.00025 per share, which is for pre-delivery and subject to the Company’s repurchase right upon repayment of the notes. The Holders have the right at any time upon issuance until the Outstanding Balance (the principal amount plus accrued but unpaid interest of being repaid, collection and enforcements costs incurred by lender, transfer, stamp, issuance and similar taxes and fees related to conversions, and any other fees or charges incurred under this convertible note as of any date of determination) has been paid in full, at their election, to convert all or any portion of the Outstanding Balance into shares at the price of the lower of (i) $1.20, or (ii) 70% of the lowest closing price of the Company’s ordinary shares during the 60-trading day period immediately preceding the date on which a conversion notice is provided to the Company.

In addition, pursuant to the securities purchase agreement, the Company has the option to prepay the notes with payment of an amount equal to 120% of the Outstanding Balance. In the event that the Company receives a delisting notice from the Nasdaq Stock Market LLC, the Holders have rights to request redemption of the notes by the Company. In the event that the Company has redeemed an amount equal to half of original principal amount in cash, any subsequent redemption in cash is subject to a twenty-five percent (25%) premium. The securities purchase agreement and the notes contain certain other representations and warranties, covenants and events of default customary for similar transactions.

On October 16, 2024 (the “Closing Date”), the Company completed its issuance and sale of the note and issuance of Class A Ordinary Shares pursuant to the securities purchase agreement. The gross proceeds from the sale of the notes were $10,000,000, prior to deducting transaction fees and estimated expenses. The Company intended to use the proceeds for working capital and general corporate purposes.

On December 18, 2024, the Company and the Holders entered into an amendment to SPA, pursuant to which, (i) the parties mutually agreed to add a conversion floor price of $0.24 per share to the convertible promissory notes, and (ii) the parties mutually agreed to add the maximum number of the conversion shares that each Note Investor may receive and the Company shall issue under the securities purchase agreement and applicable the convertible notes.

The Company has identified and evaluated the embedded features of the convertible notes, and concluded that (i) the Company call option, contingent interest features for event of default, and event of delisting put option are clearly and closely related to the debt host instrument and, therefore, are not required to be bifurcated under ASC 815, (ii) the conversion right is eligible for a scope exception from derivative accounting and is not required to be bifurcated under ASC 815. Consequently, the Company accounts for the convertible notes as a liability following the respective guidance of ASC 815 and ASC 470.

As Pre-delivery shares can be separately exercised, i.e. each can continue to exist unchanged when the other is exercised, the Company concluded that they were freestanding. The Pre-delivery Shares are considered a form of stock borrowing facility and are accounted for as own-share lending arrangement. The Company did not receive any proceeds or pay any consideration related to the Pre-delivery Shares, except that the Company received a one-time nominal fee of US$2,325 upon the issuance of the Pre-delivery Shares and will pay the same amount to the investors upon the return of Pre-delivery Shares, respectively. The Pre-delivery Shares were issued on October 16, 2025. The Company accounted for the share lending arrangement as an issuance cost and recorded at fair value upon issuance date against additional paid-in capital. Although legally issued, the Pre-delivery Shares were not considered outstanding and therefore excluded from basic and diluted earnings (loss) per share unless default of the share lending arrangement occurs, at which time the Pre-delivery Shares would be included in the basic and diluted earnings (loss) per share calculation.

The amortized cost of the convertible notes as of September 30, 2024 consisted of the following:

As of September 30,
2024
Convertible Notes- Issued in September, 2024	$999,957
Less debt discount and debt issuance cost	35,092
Total	$964,865

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

15. INCOME TAXES

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

Japan

Japan has a progressive tax system, of which its corporate income tax is calculated on the estimated assessable profits for the years ended September 30, 2024, 2023 and 2022 times applicable tax rates. EXTEND is subject to national corporate income tax, inhabitant tax, and enterprise tax in Japan, which in the aggregate, resulted in the statutory income tax rate of approximately 36.8%, 36.8% and 37.1% for the years ended September 30, 2024, 2023 and 2022, respectively.

The effective income tax rate was approximately 392.22%, 8.92% and 26.58% for the years ended September 30, 2024, 2023 and 2022, respectively.

The income tax expenses consist of the following components:

	For the years ended September 30,
	2024	2023	2022
Current income tax expenses	$441,441	$96,452	$305,439
Deferred income tax expenses/(benefit)	148,239	(160,402)	80,519
Total income tax expenses/(benefit)	$589,680	$(63,950)	$385,958

A reconciliation between the Group’s actual provision for income taxes and the provision at Japan statutory rate is as follows:

		For the years ended September 30,
		2024	2023	2022
Profit/(loss) before income tax expenses		$150,344	$(716,678)	$1,452,333
Computed income tax expense/(benefit) with statutory tax rate(1)	36.8%	55,367	(263,930)	538,344
Effect of preferential tax rate		(21,092)	(22,301)	(29,148)
Impact of different tax rates in other jurisdictions		(237,513)	(425)	(303,869)
Non-deductible expenses		3,160	316	1,372
Utilized tax loss		—	(49,313)	—
Changes in valuation allowance		789,758	271,703	179,259
Income tax expenses/(benefit)		$589,680	$(63,950)	$385,958

(1)	Since the company’s main place of business is in Japan, the Japanese tax rate has been chosen as the statutory tax rate.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

15. INCOME TAXES (cont.)

As of September 30, 2024 and 2023, the significant components of the deferred tax assets are summarized below:

	As of September 30,
	2024	2023
Deferred tax assets:
Net operating loss carried forward	$1,265,023	$654,588
Unrealized foreign exchange gain/(loss)	45,440	(36,521)
Total deferred tax assets	1,310,463	618,067
Valuation allowance	(1,310,463)	(468,938)
Deferred tax assets, net of valuation allowance	$—	$149,129

The Group operates through subsidiaries and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that are in a cumulative financial loss position and are not forecasting profits in the near future as of September 30, 2024 and 2023. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The Group has recognized a valuation allowance of $1,310,463 and $468,938 for the years ended September 30, 2024 and 2023, respectively.

Changes in valuation allowance are as follows:

	As of September 30
	2024	2023
Valuation allowance:
Balance at beginning of the year	$468,938	$211,556
Additions	790,396	271,702
Loss utilized	—	(49,314)
Exchange difference	51,129	34,994
Balance at end of the year	$1,310,463	$468,938

As of September 30, 2024, net operating loss carryforwards will expire, if unused, in the following amounts:

2025	$—
2026	142,260
2027	500,178
2028	1,602,758
2029	1,688,526
Total	$3,933,722

16. EQUITY

Ordinary Shares

The Company’s authorized 200,000,000 ordinary shares of par value US$0.00025. On March 24, 2022, the Company issued 20,000,000 ordinary shares. The shares and per share information are presented on a retroactive basis for the periods presented, to reflect the reorganization completed on February 17, 2023.

On March 20, 2023, a resolution of the shareholders of the Company was adopted to subdivide all of the Company’s ordinary shares on the basis of 1:4000. As a result of the share-split, the authorized share capital of the Company was $50,000 divided into 200,000,000 shares of a par value of $0.00025 each.

On December 17, 2023, the Company closed its initial public offering of 1,500,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for a total of $6,000,000 in gross proceeds. The Company raised total net proceeds of $5,356,417 after deducting underwriting discounts and commissions and offering expenses.

Linkage Global Inc
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

16. EQUITY (cont.)

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of September 30, 2024 and 2023, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately $1,206,886 and $1,441,960, respectively.

17. OTHER NON-OPERATING INCOME

Others, non-operating income consisted of the following:

	For the years ended September 30,
	2024	2023	2022
Rental income	$17,562	$—	$130,900
Tax subsidies and deductions	(1,155)	14	34,886
Government subsidies	701	1,314	3,441
Others income/(expenses)	4,536	13,229	(55,569)
Total	$21,644	$14,557	$113,658

Rental income for the year ended September 30, 2022 was generated from the operating lease of apartments located in Tokyo, Japan. There was no rental income incurred for the year ended September 30, 2023 as EXTEND disposed the building in October 2022. Rental income for the year ended September 30, 2024 was generated from the operating lease of part of warehouse located in Saitama, Japan.

18. EARNINGS PER SHARE

The following table sets forth the basic and diluted earnings per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	As of September 30,
	2024	2023	2022
Numerator:
Net (loss)/income attributable to Linkage Global Inc	$(439,336)	$(652,728)	1,066,375

Denominator:
Weighted average number of ordinary shares	21,175,342	20,000,000	20,000,000

Net (loss)/income per ordinary share
– Basic and diluted	(0.02)	(0.03)	0.05

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

19. RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Mrs. Qi Xiaoyu	Shareholder of the Company
2	Mr. Fuyunishiki Ryo	Director and shareholder of the Company
3	Mr. Wu Zhihua	Director, CEO and shareholder of the Company
4	Ms. Wu Shunyu	Department head of Digital Marketing Sales
5	Ishiyama	An equity method investee of the Group

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of September 30,
		2024	2023
Mrs. Qi Xiaoyu	Expenses paid on behalf of the Group	$—	$1,206,121
Mr. Fuyunishiki Ryo	Expenses paid on behalf of the Group	208,943	108,002
Mr. Wu Zhihua	Expenses paid on behalf of the Group	—	—
Ms. Wu Shunyu	Expenses paid on behalf of the Group	105,601	99,481
Total		$314,544	$1,413,604

Related party transactions

	For the years ended September 30,
Nature	2024	2023	2022
Expenses paid on behalf of the Group by related parties

Mrs. Qi Xiaoyu	$6,669	$1,480,137	$1,165,096
Ms. Wu Shunyu	6,120	30,222	104,225
Mr. Fuyunishiki Ryo	433,680	218,038	78,240
Mr. Wu Zhihua	—	—	76,299
Total	$446,469	$1,728,398	$1,424,460

Proceed of Interest-free loan from related parties
Mrs. Qi Xiaoyu	$2,815,899	$—	$—
Mr. Fuyunishiki Ryo	86,478	—	—
Mr. Wu Zhihua	129,090	—	—
Total	$3,031,467	$—	$—

Repayment to (receivable from) related parties
Mrs. Qi Xiaoyu	$4,035,593	$—	$—
Mr. Fuyunishiki Ryo	428,409	—	—
Mr. Wu Zhihua	129,090	—	—
Ishiyama	—	(35,990)	34,552
Total	$4,593,092	$(35,990)	$34,552

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

20. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its Customers, and generally does not require collateral or other security from them. The allowance for credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. The Group conducts periodic reviews of the financial condition and payment practices of its Customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single Customers who represent 10% or more of the Group’s total revenue.

	For the years ended September 30,
	2024	2023	2022
Percentage of the Group’s total revenue
Customer E	23.08%	*	*
Customer A	*	11.95%	18.03%
Customer B	*	10.73%	17.53%
Customer C	*	*	10.53%

The following table sets forth a summary of single Customers who represent 10% or more of the Group’s total accounts receivable:

	As of September 30,
	2024	2023
Percentage of the Group’s accounts receivable
Customer E	42.10%	32.10%
Customer F	*	19.52%
Customer K	17.66%	*
Customer L	14.17%	*
Customer M	13.29%	*
Customer N	10.51%	*

The following table sets forth a summary of single Customers who represent 10% or more of the Group’s total contract liabilities:

	As of September 30,
	2024	2022
Percentage of the Group’s contract liabilities
Customer G	17.41%	16.72%
Customer O	22.79%	*
Customer J	13.26%	*
Customer P	13.08%	*
Customer Q	11.06%	*
Customer I	*	26.44%
Customer J	*	13.22%
Customer B	*	28.50%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the years ended September 30,
	2024	2023	2022
Percentage of the Group’s purchase
Supplier N	15.39%	*	*
Supplier A	*	17.02%	20.59%
Supplier B	10.74%	17.52%	15.97%
Supplier C	*	11.04%	*

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

20. CONCENTRATION OF CREDIT RISK (cont.)

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total account payable to suppliers:

	As of September 30,
	2024	2023
Percentage of the Group’s account payable
Supplier O	20.05%	*
Supplier C	33.07%	34.66%
Supplier K	*	23.66%
Supplier L	*	10.69%
Supplier M	*	10.13%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total advance to suppliers:

	As of September 30,
	2024	2023
Percentage of the Group’s advance to
Supplier P	46.85%	*
Supplier Q	27.22%
Supplier H	*	22.38%
Supplier I	*	18.13%
Supplier J	*	12.32%

*	represent percentage less than 10%

21. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments under the non-cancellable short-term operating lease which are not included in operating lease right-of-use assets and lease liabilities, with respect to the office and the warehouse as of September 30, 2024 are payable as follows:

Lease Commitment
Within 1 year	$—

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2024 and through the issuance date of these consolidated financial statements.

22. SUBSEQUENT EVENTS

Convertible bonds

The group had received $9,001,978 for subsequent period after September 30, 2024 up to January 24, 2025.

Loan to third party

The group lent $8,590,000 to a third party Short Selling Capital Group Limited, with an annul interest rate of 9% and the loan period was from September 26, 2024 to September 25, 2025.

The Group has evaluated subsequent events through the date these consolidated financial statements are issued on January 24, 2025. The Group did not identify any subsequent events with a material financial impact on the Group’s consolidated financial statements.

Linkage Global Inc
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

23. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

Condensed balance sheets

	As of September 30,
	2024	2023
	US$	US$
Assets
Current assets
Cash	250,728	64
Deferred offering costs	—	47,580
Amount due from subsidiaries	6,091,355	3,521,756
Prepaid expenses and other current asset, net	1,487,778	—
Loan to third party	160,000	—
Total current assets	7,989,861	3,569,400
Total assets	7,989,861	3,569,400

Liabilities
Current liabilities
Accrued expenses and other current liabilities	—	72,276
Convertible bonds	964,865	—
Amounts due to related parties	212	211
Total current liabilities	965,077	72,487
Total liabilities	965,077	72,487

Shareholders’ equity
Ordinary shares (par value of US$0.00025 per share; 200,000,000 ordinary shares authorized as of September 30, 2024 and September 30, 2023, respectively; 21,500,000 and 20,000,000 ordinary shares issued and outstanding as of September 30, 2024 and 2023, respectively)*	5,375	5,000
Additional paid in capital	5,591,596	1,549,913
Statutory reserve	11,348	11,348
Retained earnings	1,613,217	2,052,553
Accumulated other comprehensive (loss)	(196,752)	(121,901)
Total shareholders’ equity	7,024,784	3,496,913
Total liabilities and shareholders’ equity	$7,989,861	$3,569,400

Linkage Global Inc
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

23. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed statements of operations and comprehensive loss

	For the years ended
	September 30,
	2024	2023	2022
	US$	US$	US$

Income/(loss) before income taxes	150,344	(716,678)	1,452,333
Income tax (provision)/benefit	(589,680)	63,950	(385,958)
Net (loss)/income	(439,336)	(652,728)	1,066,375
Other comprehensive (loss)/income:
Foreign currency translation difference	(74,851)	(15,524)	(57,722)
Total comprehensive (loss)/income	(514,187)	(668,252)	1,008,653

Condensed statements of cash flows

	For the years ended
	September 30,
	2024	2023	2022
	US$	US$	US$
Cash flows from operating activities:
Net (loss)/income	(439,336)	(652,728)	1,066,375
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Equity in (income)/loss of subsidiaries	(129,598)	652,792	(1,066,375)
Prepaid expenses and other current asset, net	(1,487,778)	—	—
Net cash (used in)/provided by operating activities	(2,056,712)	64	—
Loan to third party	(160,000)	—	—
Net cash provided by investing activities	(160,000)	—	—
Loan to subsidiaries	(3,888,998)	—	—
Proceeds from issuance of Class A ordinary shares upon the completion of IPO	5,356,417	—	—
Proceeds from Convertible bonds	999,957	—	—
Net cash provided by financing activities	2,467,376	—	—
Net increase/decrease in cash	250,664	64	—
Cash at beginning of year	64	—	—
Cash at end of year	250,728	64	—