Form 20-F
period 2025-09-30
Linkage Global Inc
filed 2026-01-30
CIK 1969401

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

Zhihua Wu, Chief Executive Officer

Telephone: +03-5927-9261

Email: zhihua_wu@linkagecc.com

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.0025 per share	LGCB	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 10,662,522 Class A ordinary shares and 1,000,000 Class B ordinary shares, par value $0.0025 per share, as of September 30, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“authorized agent” are to an designated agent for the media, who is responsible for identifying and procuring merchants to purchase ad inventory from the media, facilitating the transaction process, and assisting ad deployment;

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau and excluding Taiwan for the purposes of this annual report only. The same legal and operational risks associated with operations in mainland China also apply to operations in Hong Kong;

●	“Chuancheng Digital” are to Fujian Chuancheng Digital Technology Limited (福建传丞数字科技有限公司), a limited liability company organized under the laws of the PRC, which is wholly owned by Linkage Network;

●	“Chuancheng Internet” are to Fujian Chuancheng Internet Technology Limited (福建传丞互联网科技有限公司, formerly known as 福建海狮跨境教育科技有限公司 and 福建传丞跨境教育科技有限公司), a limited liability company organized under the laws of the PRC, which is wholly owned by Chuancheng Digital;

●	“Class A Ordinary Shares” are to the Class A ordinary shares of Linkage Cayman, par value $0.0025 per share;

●	“Class B Ordinary Shares” are to the Class B ordinary shares of Linkage Cayman, par value $0.0025 per share;

●	“Customers” are to cross-border e-commerce sellers (both enterprises and individuals) that purchase products, e-commerce operation training and software support services;

●	“EXTEND” are to EXTEND CO., LTD, a Japanese corporation, which is wholly owned by Linkage Cayman;

●	“HKD” or “HK$” are to the legal currency of Hong Kong;

●	“Honeybee product shelving software” are to software application owned by Chuancheng Internet that helps cross-border e-commerce sellers manage and optimize their product listings on their e-commerce websites;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“HQT NETWORK” are to HQT NETWORK CO., LIMITED, a Hong Kong corporation and wholly owned subsidiary of Linkage Holding;

●	“Internet traffic dividend” are to the rapid growth in the number of users and economic value resulting from the widespread of internet applications;

●	“Japanese yen” or “JPY” are to the legal currency of Japan;

●	“KOLs” are to individuals who have significant influence over online shoppers and their purchasing decisions;

●	“Linkage Cayman” are to Linkage Global Inc, a Cayman Islands exempted company;

●	“Linkage Electronic” are to Linkage Electronic Commerce Limited, a Hong Kong corporation and wholly owned subsidiary of Linkage Holding;

ii

●	“Linkage ERP System” are to the Operating Entities’ enterprise resource planning owned by Chuancheng Digital, which is committed to providing cross-border e-commerce sellers with solutions for delicacy operations and business and financial data integration, making cross-border e-commerce easier;

●	“Linkage Holding” are to Linkage Holding (Hong Kong) Limited, a Hong Kong corporation, which is wholly owned by Linkage Cayman;

●	“Linkage Network” or “WFOE” are to Linkage (Fujian) Network Technology Limited (传丞（福建）网络科技有限公司), a limited liability company organized under the laws of China, which is wholly owned by Linkage Holding;

●	“mainland China” or “Mainland China” are to the People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau, and Taiwan;

●	“Merchants” are to Customers and other cross-border e-commerce sellers and suppliers;

●	“Operating Entities” are to EXTEND, Linkage Electronic, HQT NETWORK, Chuancheng Digital, and Chuancheng Internet, collectively;

●	“Renminbi” or “RMB” are to the legal currency of China;

●	“shares,” and “Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares;;

●	“SKUs” are to stock keeping units;

●	“smart products” and “smart electronics” are to the combination of computer, communication and consumer electronics;

●	“SMEs” are to small and medium enterprises; and

●	“$,” “USD,” “US$” or “U.S. dollars” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2025, 2024, and 2023.

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

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2025		2024		2023
At the end of the year - RMB	RMB	7.1190	RMB	7.0176	RMB	7.2960
Average rate for the year - RMB	RMB	7.2125	RMB	7.2043	RMB	7.05330
At the end of the year - JPY	JPY	147.9700	JPY	143.2500	JPY	149.4300
Average rate for the year - JPY	JPY	149.1517	JPY	150.3267	JPY	138.9277

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Unless otherwise stated, as used in this annual report, the terms “we,” “us,” “our,” “Linkage Cayman,” “Linkage,” “our Company,” and the “Company” refer to Linkage Global Inc, a Cayman Islands exempted company, and when describing Linkage Cayman’s consolidated financial information for the fiscal years ended September 30, 2025, 2024 and 2023, also includes Linkage Cayman’s subsidiaries; “Linkage Holding” refers to Linkage Holding (Hong Kong) Limited, a Hong Kong corporation, which is wholly owned by Linkage Cayman; “Linkage Electronic” refers to Linkage Electronic Commerce Limited, a Hong Kong corporation and wholly owned subsidiary of Linkage Holding; “HQT NETWORK” refers to HQT NETWORK CO., LIMITED, a Hong Kong corporation and wholly owned subsidiary of Linkage Holding; “EXTEND” refers to EXTEND CO., LTD, a Japanese corporation, which is wholly owned by Linkage Cayman; “Linkage Network” refers to Linkage (Fujian) Network Technology Limited (传丞（福建）网络科技有限公司), a limited liability company organized under the laws of the People’s Republic of China (the “PRC” or “China”), which is wholly owned by Linkage Holding; “Chuancheng Digital” refers to Fujian Chuancheng Digital Technology Limited (福建传丞数字科技有限公司), a limited liability company organized under the laws of the PRC, which is wholly owned by Linkage Network; “Chuancheng Internet” refers to Fujian Chuancheng Internet Technology Limited (福建传丞互联网科技有限公司, formerly known as 福建海狮跨境教育科技有限公司 and 福建传丞跨境教育科技有限公司), a limited liability company organized under the laws of the PRC, which is wholly owned by Chuancheng Digital; “Linkage Global U.S.” refers to Linkage Global U.S. Inc., which is wholly owned by Linkage Cayman; the “Operating Entities” refers, collectively, to Linkage Electronic, HQT NETWORK, EXTEND, Chuancheng Digital, and Chuancheng Internet; the “Hong Kong subsidiaries” refers to Linkage Holding, Linkage Electronic and HQT NETWORK, collectively; the “PRC subsidiaries” refers to Linkage Network, Chuancheng Digital, and Chuancheng Internet, collectively; and “the Group” or “our Group” refers to Linkage Cayman, its Japanese subsidiary, the Hong Kong subsidiaries, the PRC subsidiaries, and Linkage Global U.S., collectively.

As of the date of this annual report, the Company is in the process of deregistration of HQT NETWORK. HQT NETWORK has ceased its operations in April 2025 and all references in this annual report to HQT NETWORK and its operations, or the inclusion of HQT NETWORK as part of the Operating Entities, is only until HQT NETWORK ceased its operations.

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

The PRC subsidiaries and the Hong Kong subsidiaries are subject to certain legal and operational risks associated with the business operations in mainland China and Hong Kong. PRC laws and regulations governing the current business operations of the PRC subsidiaries are sometimes vague and uncertain, and as a result, these risks may result in material changes in the operations of the PRC subsidiaries, significant depreciation of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, neither we nor the PRC subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. The Cybersecurity Review Measures became effective on February 15, 2022, which provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. In the course of the PRC subsidiaries’ operations, the data collected is mainly the mailing addresses used by the Customers (which term refers to both enterprises and individual cross-border e-commerce sellers). Such data will be transmitted to an enterprise resource planning system in the PRC for use in subsequent shipments. Consequently, our PRC counsel, AllBright Law Offices (Fuzhou) (“AllBright”), has advised that such practice may be interpreted as meaning that the PRC subsidiaries use the Internet to carry out data processing activities in the PRC, and thus, the PRC subsidiaries may be subject to cybersecurity review, and during the pendency of such review, in order to prevent certain risks, including risks that activities may endanger critical information infrastructure security and national data security and disclosure of personal information, the PRC subsidiaries may be required to take technical measures and other necessary measures, such as ceasing transmission and deletion of data or information, suspension of new user registration to prevent and mitigate risks in accordance with the requirements of the cybersecurity review. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations. In addition, on July 7, 2022, the Cyberspace Administration of China (“CAC”) issued the Measures for the Security Assessment of Cross-border Transfer of Data, which stipulates that data processors who provide overseas the important data collected and generated during operations within the PRC and personal information that shall be subject to security assessment shall conduct a security assessment. As of the date of this annual report, the PRC subsidiaries have not carried out the activities of providing personal information outside the territory of the PRC. According to our PRC legal counsel, AllBright, we and the PRC subsidiaries are compliant with the Personal Information Protection Law of the PRC (the “PIPL”) and, the PRC subsidiaries have not provided critical data and personal information outside the territory of the PRC, as of the date of this annual report. The data collected in the course of the PRC subsidiaries’ operations is mainly the mailing addresses used by the Customers. Such data is stored within the territory of the PRC. Based on the foregoing analysis, our PRC legal counsel is of the view that we and the PRC subsidiaries are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material aspects, and we believe that we are in compliance with the regulations and policies that have been issued by the CAC as of the date of this annual report. Nevertheless, there remains substantial uncertainties about the interpretation and implementation of Measures for the Security Assessment of Cross-border Transfer of Data, and it is unclear whether the PRC subsidiaries shall require a security assessment. If it is determined in the future that the PRC subsidiaries are required such security assessment, it is uncertain whether they can or how long it will take them to complete such security assessment or rectification. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in mainland China-Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the PRC subsidiaries’ business and our future offerings.”

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved. Further, according to the officials from the CSRC, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges for their indirect overseas offering and listing prior to the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023. Those who complete their overseas offering and listing within such six months are deemed as Existing Issuers. Within such six-month transition period, however, if such domestic companies need to reapply for offering and listing procedures to the overseas regulatory authority or securities exchanges, or if they fail to complete their indirect overseas issuance and listing, such domestic companies shall complete the filling procedures with the CSRC. Under the Overseas Listing Trial Measures, direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically. Indirect overseas offering and listing by domestic companies refers to such overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. If a PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Our PRC legal counsel, AllBright, has advised us, based on its understanding of the current PRC law, rules, and regulations currently in effect, that we are not required to complete the filing procedures with the CSRC for our continued offerings, given that (i) we are not a China domestic company; and (ii) any follow-on offering by us would not be determined to be an indirect overseas offering, because the operating revenue, total profit, total assets, or net assets, as documented in our audited consolidated financial statements for the most recent fiscal year ended September 30, 2024, accounted for by the PRC subsidiaries are all under 50%. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations Relating to Overseas Listings” and “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in mainland China-The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.”

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

The same legal and operational risks associated with operations in mainland China also apply to operations in Hong Kong. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative, and independent judicial power, under the principle of “one country, two systems,” and the PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs, and other matters that are not within the scope of autonomy). However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Due to the uncertainty of the PRC legal system and changes in laws, regulations, or policies, the Basic Law may be revised in the future, and thus, we may face the same legal and operational risks associated with operating in the PRC. If there is a significant change to current political arrangements between mainland China and Hong Kong, or if the applicable laws, regulations, or interpretations change, the Hong Kong subsidiaries may become subject to PRC laws or authorities. As a result, the Hong Kong subsidiaries could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue their current business operations. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in Hong Kong-There are some political risks associated with conducting business in Hong Kong” and “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in Hong Kong-The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of those that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Hong Kong subsidiaries’ operations and/or the value of our securities.” The main legislation in Hong Kong concerning data security is the Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong) (the “PDPO”), which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. As of the date of this annual report, we and each of the Hong Kong subsidiaries have complied with the laws and requirements in respect of data security in Hong Kong. However, the laws on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us or the Hong Kong subsidiaries to consequences, including government enforcement actions and investigations, fines, penalties, and suspension or disruption of the Hong Kong subsidiaries’ operations. In addition, the Competition Ordinance (Cap. 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule, and the merger rule. As of the date of this annual report, we and the Hong Kong subsidiaries have complied with all three areas of anti-competition laws and requirements in Hong Kong. Neither the data security nor antimonopoly laws and regulations in Hong Kong restrict our ability to accept foreign investment or impose limitations on our ability to continue listing on any U.S. stock exchange. See “Item 4. Information on the Company -B. Business Overview - Regulations - Overview of the Laws and Regulations Relating to the Operating Entities’ Business and Operations in Hong Kong - Regulations Related to Data Privacy” and “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in Hong Kong - Some of our subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data security or antimonopoly, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.”

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act, or the “HFCA Act,” if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or in Hong Kong, a Special Administration Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. Our auditor of the Company’s financial statements for the fiscal year ended September 30, 2025 and 2024, HTL International, LLC (“HTL”), is headquartered in Houston, Texas. HTL is subject to PCAOB inspections on a regular basis. Our auditor of the Company’s financial statements for the fiscal year ended September 30, 2023, TPS Thayer, LLC (“TPS”), is headquartered in Sugar Land, Texas, and has been inspected by the PCAOB on a regular basis, with the last inspection in September 2022. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022. If trading in our Class A Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in Mainland China - Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our ability to continue being listed on Nasdaq.”

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

As a holding company, we are dependent on receipt of funds from our principal subsidiaries in Hong Kong and Japan. There are currently no restrictions on foreign exchange and our ability to transfer cash among our Cayman Islands holding company and our principal subsidiaries in Hong Kong and Japan. As a Cayman Islands holding company, the Company will be able to pay dividends and make other distributions to its shareholders, including investors of the Class A Ordinary Shares, provided that it (i) has either sufficient profits or retained profits, when the dividend is to be declared and paid from profits, or sufficient share premium, and satisfies the solvency test as defined under the Companies Act, when the dividend is to be paid from share premium, and (ii) complies with the provisions in our memorandum and articles of association then in effect. However, as the PRC government imposes control over currency conversion, it has the authority to conduct exchange transfer reviews, which may impose certain limitations on our ability to transfer cash among the Company, its subsidiaries, and its investors. See “- Dividends or Distributions Made to the Company and U.S. Investors and Tax Consequences,” “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in mainland China - PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us,” “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in mainland China - PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business,” and “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in mainland China - Governmental control of currency conversion may affect the value of your investment and our payment of dividends.” Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) as long as certain procedural requirements are met. However, approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions or limitations in the future. There is no assurance the PRC government will not intervene in or impose restrictions on our ability to transfer cash or assets. To the extent cash or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets. For details, see “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in mainland China - PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business” and “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in mainland China-To the extent cash or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets.”

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

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we are dependent on receipt of funds from our principal subsidiaries in Hong Kong and Japan. There are currently no restrictions on foreign exchange and our ability to transfer cash among our Cayman Islands holding company and our principal subsidiaries in Hong Kong and Japan. As a Cayman Islands holding company, the Company will be able to pay dividends and make other distributions to its shareholders, including investors of the Class A Ordinary Shares, provided that it (i) has either sufficient profits or retained profits, when the dividend is to be declared and paid from profits, or sufficient share premium, and satisfies the solvency test as defined under the Companies Act, when the dividend is to be paid from share premium, and (ii) complies with the provisions in our memorandum and articles of association then in effect. However, as the PRC government imposes control over currency conversion, it has the authority to conduct exchange transfer reviews, which may impose certain limitations on our ability to transfer cash among the Company, its subsidiaries, and its investors, primarily reflected in the following aspects: (i) we are restricted from injecting capital or providing loans to the PRC subsidiaries, which may adversely affect the operations of the PRC subsidiaries; (ii) the PRC subsidiaries may be restricted from paying dividends to us; and (iii) if we are unable to obtain dividends from the PRC subsidiaries, it may adversely impact our dividends distribution to investors. See “Item 3. Key Information-D. Risk Factors - Summary of Risk Factors,” “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in mainland China - PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us,” “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in mainland China - PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business,” and “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in mainland China - Governmental control of currency conversion may affect the value of your investment and our payment of dividends.”

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

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Linkage Holding may be considered a non-resident enterprise for tax purposes, so that any dividends the PRC subsidiaries pay to Linkage Holding may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information-E. Taxation-People’s Republic of China Enterprise Taxation.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in mainland China, for our cash and financing requirements. If any of the PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Double Tax Avoidance Arrangement”), the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to any dividends paid by Linkage Network to its immediate holding company, Linkage Holding. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Linkage Holding intends to apply for the tax resident certificate if and when Linkage Network plans to declare and pay dividends to Linkage Holding. To the extent cash or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets. See “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in mainland China - There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC subsidiaries, and dividends payable by the PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits” and “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in mainland China - To the extent cash or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets.”

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

As of the date of this annual report, we have not received any notice from any authorities identifying any of the PRC subsidiaries as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC. In the course of the PRC subsidiaries’ operations, the data collected is mainly the mailing addresses used by the Customers. Such data will be transmitted to the Linkage ERP System in the PRC for use in subsequent shipments. Consequently, our PRC counsel, AllBright, has advised that such practice may be interpreted as meaning that the PRC subsidiaries use the Internet to carry out data processing activities in the PRC, and thus, the PRC subsidiaries may be subject to cybersecurity review, in order to prevent certain risks, including risks that activities may endanger critical information infrastructure security and national data security and disclosure of personal information, the PRC subsidiaries may be required to take technical measures and other necessary measures, such as ceasing transmission and deletion of data or information, and suspension of new user registration to prevent and mitigate risks in accordance with the requirements of the cybersecurity review. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations. See “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in mainland China - Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact the PRC subsidiaries’ business and our future offerings.”

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

Our PRC legal counsel, AllBright, has advised us, based on its understanding of the current PRC law, rules, and regulations, that we are not required to complete filing procedures with the CSRC for the offering and listing of our Class A Ordinary Shares, given that (i) we are not a China domestic company; and (ii) any follow-on offering by us would not be determined to be an indirect overseas offering, because the operating revenue, total profit, total assets, or net assets, as documented in our audited consolidated financial statements for the most recent fiscal year ended September 30, 2024, accounted for by the PRC subsidiaries are all under 50%. See “Item 4. Information on the Company -B. Business Overview - Regulations - Regulations Relating to Overseas Listings” and “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in mainland China - The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirements in the future.”

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information-D. Risk Factors.”

Risks Relating to Our Business and Industry (for a more detailed discussion, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business and Industry”)

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

Risks Relating to Our Class A Ordinary Shares and the Trading Market (for a more detailed discussion, see “Item 3. Key Information-D. Risk Factors- Risks Relating to Our Class A Ordinary Shares the Trading Market”)

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Class A Ordinary Shares and the trading market, including, but not limited to, the following:

●	our dual class structure may be dilutive to the voting power of Class A Ordinary Shareholders.

●	since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholder;

●	if we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected;

●	the market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance; and

●	the price of our Class A Ordinary Shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Risks Relating to Doing Business in Hong Kong (for a more detailed discussion, see “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in Hong Kong”)

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

Risks Relating to Doing Business in Mainland China (for a more detailed discussion, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in Mainland China”)

Some of our business is conducted in mainland China through the Operating Entities, and therefore, we face risks and uncertainties relating to doing business in mainland China in general, including, but not limited to, the following:

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

The cross-border e-commerce service provider industry in Japan and China is highly-competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies. The Operating Entities primarily compete against offline and online supply chain provider, retailers, and wholesalers, but also increasingly face competition from advertising providers, software support service providers, and other cross-border e-commerce service provider. See “Item 4. Information on the Company-B. Business Overview-Competition.” The Operating Entities’ current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than they do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of the Operating Entities’ competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their website and platform development than the Operating Entities. In addition, new and enhanced technologies may increase the competition in the cross-border e-commerce service provider market. Increased competition may reduce the Operating Entities’ profitability, market share, customer base, and brand recognition. There can be no assurance that the Operating Entities will be able to compete successfully against current or future competitors, and such competitive pressures could have a material adverse effect on their business, financial condition, and results of operations.

Our historical performance may not be sustainable or indicative of our future growth and financial results. We cannot guarantee that we will grow our businesses.

Our revenues decreased from $12.73 million in the fiscal year ended September 30, 2023 to $10.29 million in the fiscal year ended September 30, 2024 and further decreased to $5.10 million for the year ended September 30, 2025, primarily attributable to the decrease of cross-border sales. Our revenues may further decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models and changes in rules, regulations, government policies or general economic conditions. Our revenues could be negatively affected by inflationary pressure and changes in the global economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, our business, financial condition and results of operations may be materially and adversely affected.

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

We conduct a substantial majority of our operations through the Operating Entities established in mainland China, Hong Kong, and Japan and we operate one warehouse in Japan. We also plan to venture into the Southeast Asian market. See “Item 4. Information on the Company -B. Business Overview - Growth Strategies - Grow and Diversify Customer and Merchant Bases, and Seek More Authorized Agency Qualifications of Other Media.” In certain international market segments, the Operating Entities have relatively little operating experience and may not benefit from any first-to-market advantages. It is costly to establish, develop, and maintain international operations, and promote our brand internationally. The Operating Entities’ international operations may not become profitable on a sustained basis.

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

During the fiscal year ended September 30, 2025, four suppliers accounted for approximately 19.43%, 14.81%, 17.61% and 10.74% of the Operating Entities’ total purchases. During the fiscal year ended September 30, 2024, two suppliers accounted for approximately 15.39% and 10.74% of the Operating Entities’ total purchases. During the fiscal year ended September 30, 2023, three suppliers accounted for approximately 17.52%, 17.02% and 11.04% of the Operating Entities’ total purchases, respectively. The loss of or a reduction in the amount of merchandise made available to the Operating Entities by any one of these key suppliers, or by any of their other suppliers, could have an adverse effect on the Operating Entities’ business.

The Operating Entities rely on third-party manufacturers to produce their private label smart products and problems with, or loss of, these manufacturers could harm the Operating Entities’ business and operating results.

The Operating Entities entrust third parties to manufacture their private label smart products which the Operating Entities sell to Customers. The Operating Entities offer approximately 211 SKUs of private label smart electronics from qualified third-party manufacturers in a timely and efficient manner. For the fiscal year ended September 30, 2025, we were materially dependent upon two third-party manufacturers for the production of private label smart products; namely, Shenzhen Huajue Communication Co., Ltd. (“Shenzhen Huajue”) , and Dongguan Pinmi Electronic Technology Co., Ltd. (“Dongguan Pinmi”) each contributing to more than 10% of our total manufacturing fees paid during the reporting period. For the fiscal year ended September 30, 2024, we were materially dependent upon two third-party manufacturers for the production of private label smart products; namely, Dongguan Pinmi Electronic Technology Co., Ltd. (“Dongguan Pinmi”), and Shenzhen Huajue Communication Co., Ltd. (“Shenzhen Huajue”) each contributing to more than 5% of our total manufacturing fees paid during the reporting period. And for the fiscal year ended September 30, 2023, we were materially dependent upon three third-party manufacturers for the production of private label smart products; namely, Shenzhen Luoxi Technology Co., Ltd. (“Shenzhen Luoxi”), Shenzhen Huajue Communication Co., Ltd. (“Shenzhen Huajue”), and Shenzhen Weiermei Intelligent Technology Co., Ltd. (“Shenzhen Weiermei”), each contributing to more than 5% of our total manufacturing fees paid during each of the reporting periods. Political and economic instability, global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, the financial stability of third-party manufacturers, third-party manufacturers’ ability to meet the Operating Entities’ standards, labor problems experienced by third-party manufacturers, the availability or cost of raw materials, merchandise quality issues, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation, and other factors relating to the Operating Entities’ third-party manufacturers are beyond their control.

Under certain circumstances, the agreements entered into with such third-party manufacturers may lapse, in the event the third-party manufacturers determine not to renew such agreements. For example, our agreements with the major third-party manufacturers identified above, namely Shenzhen Huajue, Shenzhen Luoxi and Shenzhen Weiermei, will be automatically renewed for additional one-year terms, unless a party has provided a three-month advance written notice to the other party prior to the expiration of the term. See “Item 4. Information on the Company-B. Business Overview - Business Model - Product Selection - Product Offerings - Our Private Label Smart Electronics” for detailed descriptions of the material terms of our agreements with major third-party manufacturers. In the event that any of such third parties determines to not to renew by providing such advance written notice, there can be no assurance that the Operating Entities will be able to obtain a replacement in a timely manner, or at all, which may affect our business, financial condition, and results of operations. The Operating Entities’ ability to develop and maintain relationships with reputable third-party manufacturers and offer high quality merchandise to Customers is critical to the Operating Entities’ success. If the Operating Entities are unable to develop and maintain relationships with third-party manufacturers that would allow them to offer a sufficient amount and variety of quality merchandise on acceptable commercial terms, the Operating Entities’ ability to satisfy Customers’ needs, and therefore the Operating Entities’ long-term growth prospects, may be materially adversely affected.

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

As of September 30, 2025, the Operating Entities had one warehouse in Japan. Failures to adequately predict Customers demand or otherwise optimize and operate the Operating Entities’ fulfillment network successfully from time to time result in excess or insufficient fulfillment capacity, increased costs and impairment charges, any of which could materially harm the Operating Entities’ business. As the Operating Entities continue to add warehouses and fulfillment capability, their fulfillment and logistics networks become increasingly complex and operating them becomes more challenging. There can be no assurance that the Operating Entities will be able to operate their networks effectively.

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

The Operating Entities have purchased property insurance covering their warehouse in Japan and to insure the authenticity and quality of products and maintain a few other insurances to manage unexpected risks during their operations. See “Item 4. Information on the Company -B. Business Overview - Insurance.” However, we cannot assure you that the Operating Entities’ insurance coverage is sufficient to prevent the Operating Entities from any losses or that the Operating Entities will be able to successfully claim for losses under the Operating Entities’ current insurance policies on a timely basis, or at all. In addition, the Operating Entities do not maintain business interruption insurance, product liability insurance, general third-party liability insurance or key man insurance. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect the Operating Entities’ results of operations and financial condition.

The PRC subsidiaries have not made adequate social insurance and housing provident fund contributions for all employees, as required by PRC regulations, which may subject them to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, see “Item 4. Information on the Company -B. Business Overview - Regulations - Regulations Related to Labor and Social Welfare - Social Insurance and Housing Provident Funds.” The requirements to make contributions with respect to the social insurance and housing provident funds have not been implemented consistently by the local governments in China, given the different levels of economic development in different locations. The PRC subsidiaries have been making social insurance payments for employee benefits of at least the minimum wage level for all eligible employees; however, the applicable PRC laws and regulations regarding employee benefits stipulate that employers shall be responsible for making payments based on the actual wages paid to employees. With respect to the underpaid employee benefits, the PRC subsidiaries may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If they fail to make up for any shortfall within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon the PRC subsidiaries. With respect to housing fund plans, the PRC subsidiaries may be required to pay and deposit housing provident funds in full and on time within the prescribed time limit. If the PRC subsidiaries fail to do so, the relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit.

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

Our board of directors have adopted certain measures to address any cybersecurity threats and mitigate any cybersecurity risks, including, among other things, setting up internal cybersecurity risks control protocols, monitoring industry-wide cybersecurity incidents, monitoring our networks and systems in real time to detect and mitigate potential security threats and vulnerabilities, evaluating the qualifications of third-party business partners and any cybersecurity risks we bear that may result directly or indirectly from such third-party partners, holding regular internal training sessions to increase cybersecurity awareness, and periodically evaluating and enhancing the network security strategy to adapt to the evolving technological landscape. See “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management - Board Oversight of Cybersecurity Risks.” Notwithstanding the foregoing, we cannot assure you that these measures will be effective in addressing any cybersecurity threats or mitigating any cybersecurity risks we face. In the event that the Operating Entities are unable to adequately address the cybersecurity risks, their operations might suffer, and our results of operations and financial condition may be materially and adversely affected.

We have engaged in substantial transactions with related parties, and such transactions present possible conflicts of interest that could have a material and adverse effect on our business, financial conditions and results of operations.

We have entered into a substantial number of transactions with certain related parties, including Ms. Xiaoyu Qi, the spouse of Zhihua Wu, our chairman of board and director, Mr. Fuyunishiki Ryo, our director, Mr. Zhihua Wu, our chairman of board and director, Shunyu Wu, head of our digital marketing sales department, Hermann Limited, an investor of our company, and Ishiyama Real Estate Co. Ltd., an investee of our company. As of September 30, 2025, 2024, and 2023 and, (i) the amounts due to related parties were $426,043, $314,544, and $1,413,604, respectively, consisting of expenses paid by certain related parties on our behalf and proceed of interest-free loan from related parties; and (ii) the amounts due from related parties were $799,971, nil, and nil, respectively, consisting of repayment for service provided by related parties. For the fiscal years ended September 30, 2025, 2024, and 2023, expenses paid on behalf of the Company by related parties were nil, $446,469, and $1,728,398, respectively, and proceed of interest-free loan from related parties were $222,050, $3,031,467, and nil, respectively. Repayment to (receivable from) related parties were $105,601, $4,593,092, and $35,990, respectively. Service provided by related parties were $684,422, nil, and nil, respectively. Stock-based compensation to related parties were $1,209,000, nil and nil. Respectively. Repurchase of Class A Shares by issuing Class B Shares were $1,250, nil and nil, respectively. For details, see “Item 7. Major Shareholders and Related Party Transactions - A. Related Party Transactions.” We may in the future enter into additional transactions with entities in which members of our management, board of directors and other related parties hold ownership interests.

Transactions with these related parties present potential for conflicts of interest, as the interests of related parties may not align with the interests of our shareholders. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as the treatment of events of default.

The audit committee within our board of directors is responsible for reviewing and approving all material related party transactions. We rely on the laws of the Cayman Islands, which provides that directors owe a duty of care and a duty of loyalty to our Company. Under the laws of the Cayman Islands, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonable prudent person would exercise in comparable circumstances. See “Item 10. Additional Information -B. Memorandum and Articles of Association - Differences in Corporate Law” for additional information. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

Fluctuation of the value of the Japanese yen against certain foreign currencies may have a material adverse effect on the results of our operations.

Some of our foreign operations’ functional currencies are not the JPY, and the financial statements of such foreign operations prepared initially using their functional currencies are translated into JPY. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. During the fiscal years ended September 30, 2025, 2024, and 2023, 88.00%, 60.14%, and 31.29%, respectively, of our revenue was derived from markets outside of Japan. We expect that an increasing portion of our revenue and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business.

Failure to obtain and maintain required licenses and permits or to comply with regulations regarding liquor, pharmaceuticals, medical devices, secondhand goods, or other regulations could lead to the loss of the Operating Entities’ liquor, pharmaceutical, and other licenses and, thereby, harm the Operating Entities’ business, financial condition, or results of operations.

The sale of liquor, pharmaceuticals, medical devices, and secondhand products are subject to various government regulations in the markets in which the Operating Entities’ products are sold. In addition, such regulations are subject to change from time to time. See “Item 4. Information on the Company -B. Business Overview - Regulations.” The failure to obtain and maintain licenses, permits, and approvals relating to such regulations could adversely affect the Operating Entities’ business, financial condition, or results of operations. Licenses may be revoked, suspended, or denied renewal for cause at any time if governmental authorities determine that the Operating Entities’ conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits, and approvals could adversely affect the Operating Entities, which could adversely affect the Operating Entities’ business, financial condition, or results of operations.

The Operating Entities may be subject to product liability claims if Customers are harmed by the products sold through the Operating Entities’ distribution channels.

The Operating Entities sell products manufactured by third parties, some of which may be defectively designed or manufactured. Sales and distributions of products to Customers could expose the Operating Entities to product liability claims relating to quality and may require product recalls or other actions. Third parties that suffered such injury may bring claims or legal proceedings against the Operating Entities as the seller of the products. See “Item 4. Information on the Company -B. Business Overview - Regulations - Regulations on Consumer Protection.” Although the Operating Entities would have legal recourse against the manufacturers or suppliers of such products under Japanese law, attempting to enforce our rights against the manufacturers or suppliers may be expensive, time-consuming, and ultimately futile. Defective, inferior, or counterfeit products or negative publicity as to personal injury caused by products the Operating Entities sell may adversely affect consumer perceptions of our Company or the Operating Entities’ products, which could harm our reputation and brand image. In addition, the Operating Entities do not currently maintain any third-party liability insurance or product liability insurance with respect to the products they sell. As a result, any material product liability claim or litigation could have a material adverse effect on the Operating Entities’ business, financial condition, and results of operations. Even unsuccessful claims could result in the expenditure of funds and management time and effort in defending them and could have a negative impact on the Operating Entities’ reputation and results of operations.

Risks Relating to Our Class A Ordinary Shares and the Trading Market

Our dual class structure may be dilutive to the voting power of Class A Ordinary Shareholders.

On October 11, 2024, at the annual general meeting, to implement a dual class structure, our shareholders approved (i) an ordinary resolution that the Company’s authorized share capital be amended from US$50,000 divided into 200,000,000 Shares of a par value of US$0.00025 each to US$50,000 divided into 195,000,000 Class A ordinary shares of par value US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each, and (ii) a special resolution to amend and restate the Company’s then-effective Amended and Restated Memorandum and Articles of Association to reflect the revised authorized share capital of the Company and the terms of the Class A ordinary shares and Class B ordinary shares .

On January 27, 2025, at an extraordinary general meeting of holders of Class A ordinary shares, the holders of Class A ordinary shares of the Company approved, as a special resolution, the variation of the rights attaching to Class A ordinary shares of par value US$0.00025 each resulting from the number of votes holders of Class B ordinary shares of par value US$0.00025 each are entitled to cast on a poll being increased from 20 votes to 100 votes for each Class B Ordinary Share they hold. On the same date, at an extraordinary general meeting of all shareholders, our shareholders approved, among other things, as an ordinary resolution, that the authorized share capital of the Company be immediately increased from US$50,000 divided into 195,000,000 Class A ordinary shares with a par value of US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each to US$2,500,000 divided into 9,980,000,000 Class A ordinary shares with a par value of US$0.00025 each and 20,000,000 Class B ordinary shares with a par value of US$0.00025 each.

On March 10, 2025, at an annual general meeting of the Company, our shareholders, among other things, passed an ordinary resolution (conditional upon the approval of our board in its sole discretion, with effect as of the date the board may determine) approving that the authorized, issued, and outstanding shares of the Company be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the board may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing shares of such class as set out in the Company’s memorandum and articles of association. On March 21, 2025, our board passed a resolution to affect share consolidation on April 7, 2025. According to board resolution, the Company has affected share consolidation on a 10 for 1 ratio, resulting in an authorized share capital of $2,500,000 divided into 998,000,000 Class A Ordinary Shares of par value US$0.0025 each and 2,000,000 Class B Ordinary Shares of par value US$0.0025 each.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights and privileges except for voting and conversion rights. In respect of all matters subject to vote by way of poll at general meetings of the Company, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 100 votes per one Class B Ordinary Share. Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder. Each one (1) Class B Ordinary Share is convertible into one (1) Class A Ordinary Share. Class A Ordinary Shares are not convertible into shares of any other class.

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

Our Chairman of the Board of Directors, Mr. Zhihua Wu, owns voting power of 91.22% of our issued and outstanding Ordinary Shares. As a result, Mr. Zhihua Wu, as our controlling shareholder, has the ability to determine any matter required to be passed by an ordinary resolution, which will be adopted when approved by a simple majority of votes cast by the shareholders of the Company. Our controlling shareholders have the ability to at least significantly influence, or in certain cases, control the outcome of a matter required to be passed by a special resolution, which will be adopted when approved by not less than two-thirds of votes cast by the shareholders of the Company. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules, even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 10,662,522 Class A Ordinary Shares are issued and outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information - B. Memorandum and Articles of Association - Differences in Corporate Law.”

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information-E. Taxation-Material United States Federal Income Tax Consequences - Passive Foreign Investment Company (“PFIC”) Consequences.”

Risks Relating to Doing Business in Hong Kong

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact the Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences - secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security - and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If the Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, the Hong Kong subsidiaries’ business operations, financial position and results of operations could be materially and adversely affected.

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

We have two Operating Entities based in Hong Kong. Accordingly, these two Operating Entities’ business operations and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive a portion of our revenue from operations in Hong Kong and, specifically, from Linkage Electronic and HQT NETWORK. Any future adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect the business operations of Linkage Electronic. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since Linkage Electronic’s operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting their results of operations and financial positions.

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

The Hong Kong subsidiaries, including Linkage Holding and Linkage Electronic operate in Hong Kong and are thus subject to laws and regulations in Hong Kong in respect of data privacy, data security, and data protection. The main legislation in Hong Kong concerning data security is the PDPO, which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. Pursuant to section 33 of the PDPO, the PDPO is applicable to the collection, holding, processing and using of personal data if such activities take place in Hong Kong, or if the personal data is controlled by a data user whose principal place of business is in Hong Kong. As of the date of this annual report, we and the Hong Kong subsidiaries have complied with the laws and requirements in respect of data security in Hong Kong. Our directors confirm that: (i) none of our directors nor any of the Hong Kong subsidiaries has been involved in any litigation or regulatory action relating to breach of the PDPO; and (ii) they are not aware of any non-compliance incidents relating to any breach of the PDPO since the date of incorporation of the Hong Kong subsidiaries. Since the PRC subsidiaries conduct substantially all of their business operations in mainland China, we believe that the incumbent data security statutory requirements under Hong Kong laws do not materially affect their business. However, the laws on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us or the Hong Kong subsidiaries to consequences including but not limited to government enforcement actions and investigations, fines, penalties, and suspension or disruption of the Hong Kong subsidiaries’ operations.

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

On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Overseas Listing Trial Measures, the CSRC circulated the Guidance Rules and Notice. See “Item 4. Information on the Company -B. Business Overview - Regulations - Regulations Relating to Overseas Listings.” The Overseas Listing Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the draft rules by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the draft rules: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Under the Overseas Listing Trial Measures and the Guidance Rules and Notice, where a domestic company seeks to directly or indirectly offer and list securities in overseas markets, the issuer shall file with the CSRC. Direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically. Indirect overseas offering and listing by domestic companies refers to such overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China.

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

Our auditor of the Company’s financial statements for the fiscal year ended September 30, 2024, HTL, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor of the Company’s financial statements for the fiscal years ended September 30, 2023, TPS, is headquartered in Sugar Land, Texas, and has been inspected by the PCAOB on a regular basis, with the last inspection in September 2022. The PCAOB currently has access to inspect the working papers of our auditors and our auditors are not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022. However, the recent developments would add uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditors’ audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, the HFCA Act, as amended by the Consolidated Appropriations Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within two years, may result in the delisting of our Company or prohibition of trading in our Class A Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time.

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

Current relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we will rely on receipt of funds from the Hong Kong subsidiaries. Linkage Holding will rely on payments made from Linkage Electronic and Linkage Network. Linkage Network relies on payments made from Chuancheng Digital and its subsidiary. If Chuancheng Digital and its subsidiary, Chuancheng Internet, incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of the PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “- Risks Relating to Doing Business in Mainland China - Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no operations of our own, our operations are conducted in Japan, Hong Kong and mainland China through the Operating Entities. Investors in our securities are not purchasing equity interests in our subsidiaries but instead are purchasing equity interests in the ultimate Cayman Islands holding company. Therefore, you will not directly hold any equity interests in the operating entities. The Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. For risks facing our Company as a result of our organizational structure and doing business in Mainland China, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in Mainland China.”

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

On November 14, 2025, the Company, entered into a securities purchase agreement with an investor, pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 689,655 Class A ordinary shares at a purchase price per share of $1.45, for gross proceeds of approximately $1,000,000, of which proceeds will be used for working capital and other general corporate purposes. The Private Placement was pursuant to the exemption provided in Rule 903 of Regulation S under the Securities Act. The Private Placement closed on December 3, 2025.

On December 1, 2025, the Company entered into a non-binding Letter of Intent (the “LOI”) with Cicada Tech Limited (“Cicada Tech”), a company mainly engaged in tokenizing real world assets into liquid on-chain yield instruments, to engage in diligence and negotiations regarding the terms of a potential transaction whereby the Company may acquire 100% of the equity interest in Cicada for an aggregate consideration of $60 million, of which $3 million will be paid in cash and the remaining will be satisfied through the issuance of Linkage Global class A ordinary shares.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

For details of each shareholder’s ownership, see “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

Corporate Information

Our principal executive offices are located at 2-23-3 Minami-Ikebukuro, Toshima-ku, Tokyo, Japan, and our phone number is +03-5927-9261. Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KYI - 1205 Cayman Islands, and the phone number of our registered office is +1-(345)769-9372. We maintain a corporate website at www.linkagecc.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxies, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures.”

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

Cross-border Sales

Cross-border sales operations were initially launched in 2011 in Japan through our subsidiary, EXTEND. Products are sourced from Japanese and Chinese manufacturers and brands, together with our private label smart products, and are included as the Operating Entities’ internal “recommended” or “strictly selected” product collections for Customers to select and purchase. Since our inception, the Operating Entities have selected approximately 10,000 suppliers and 100,000 featured products. Customers are mainly comprised of sellers on various e-commerce platforms, such as Amazon, Lazada, Shopee, Wish, Coupang, Yahoo, WOWMA, Rakuten, Tmall, Taobao, JD, and TikTok, and independent website operators. The Operating Entities use a multi-channel marketing strategy. Online, the Operating Entities approach Customers through (i) advertising promotion on their own official websites (www.jp-extend.com and www.whale.xin), major e-commerce platforms, social media, search engines and independent websites, (ii) sending email marketing to potential customers, (iii) and referrals from existing Customers. Offline, the Operating Entities approach Customers mainly through attending exhibitions. See “- Business Model - Marketing.” The Customers place orders directly with the Operating Entities through email. Following receipt of orders, the Operating Entities either place orders with suppliers who ship the products directly to the Customers, or deliver the orders from their own warehouses in Japan to the Customers via third-party delivery companies. For the fiscal years ended September 30, 2025, 2024, and 2023, revenue derived from cross-border sales was $1.22 million, $6.48 million, and $10.59 million, accounting for approximately 24.01%, 62.95%, and 83.14% of our total revenue for the respective periods.

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

For fiscal year ended September 30, 2023, among our revenues derived from cross-border sales operations, 84.88%, 11.06%, and 4.06% were derived from Japan, mainland China and Hong Kong, respectively. For the fiscal year ended September 30, 2024, among our revenues derived from cross-border sales operations, 63.33%, 36.67%, and nil were derived from Japan, mainland China and Hong Kong, respectively. For the fiscal year ended September 30, 2025, among our revenues derived from cross-border sales operations, 11.99%, 74.39%, and 13.61% were derived from Japan, mainland China and Hong Kong, respectively.

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

Clients are only responsible for the delivery of goods. We charges a service commission based on GMV (Gross Merchandise Volume) of the online shop. Therefore, such revenues are reported on a net basis. For the fiscal years ended September 30, 2025 and 2024, our revenue from fully managed e-commerce operation services was $3.72 million and $3.28 million, respectively, accounting for approximately 72.88% and 37.05% of our total revenue for the respective periods.

Digital Marketing

Through the subsidiary, HQT NETWORK, in Hong Kong, and until HQT NETWORK’s operation was ceased in April 2025, the Operating Entities connected the Merchants with social media platforms to provide digital marketing services to the Merchants. HQT NETWORK has cooperated with Google since 2017 and became an authorized agent of Google in 2018, through making use of the vast suppliers’ and Customers’ data that the Operating Entities have collected from their cross-border sales operation by conducting market research and analysis by digital marketing team to identify trends and preferences in different regions and consumer segments, HQT NETWORK helped the Merchants create multilingual websites, optimize product keyword rankings, and distribute advertisements on Google and its own channels, such as Google search engine, Google display, Gmail, and YouTube. HQT NETWORK aimed to provide comprehensive digital marketing solutions equipped with technology and data that meet the digital marketing needs of the Merchants, and help the Merchants engage, cultivate, retain and expand regional customer base. Since the launch of this business line, HQT NETWORK has served more than 331 Merchants. For the fiscal years ended September 30, 2025, 2024, and 2023, the revenue in digital marketing services come from the commissions of Google was $0.08 million $0.31 million, and $1.53 million and, respectively, accounting for approximately 1.51%, 3.03%, and 11.99% of our total revenue for the respective periods. This line of operation was terminated in April 2025.

E-commerce Operation Training, and Software Support Services

To diversify our revenue sources, in 2021, the Operating Entities started offering services including e-commerce operation training and software support services. The recorded e-commerce operation training courses teach Customers skills and information needed to successfully operate and grow their online shops. The Operating Entities also offer proprietary software tools that facilitate Customers with their day-to-day e-commerce operations, including product shelving, supply chain management, and operational management. In addition, the Operating Entities started running TikTok anchors agent services in 2024, which include streamer management and live-streaming event planning. For the fiscal years ended September 30, 2025, 2024, and 2023, our revenue from e-commerce operation training, software support and TikTok anchors agent services was $ 81,692, $220,560, and $619,039, accounting for approximately 1.60%, 2.14%, and 4.86% of our total revenue for the respective periods.

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

Diversified Internal “Recommended” or “Strictly Selected” Product Collections

The Operating Entities source products from Japanese and Chinese manufacturers and brands, together with their private label smart products, as the Operating Entities’ internal “recommended” or “strictly selected” product collections for Customers to select and purchase. As of September 30, 2025, the Operating Entities had developed a diverse merchandise portfolio. In particular, the Operating Entities have rigorously analyzed a large quantity of food, beauty, health products, and their own private label smart electronics available for sale in Japan, Hong Kong, and mainland China and developed certain knowledge and understanding of end consumers’ needs and preferences by analyzing historical sales data, seasonality impact, consumer feedback, and beauty and fashion trends. We believe the Operating Entities’ strong product collections and recommendation expertise deliver value, quality, and convenience for Customers and enhance their brand image.

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

Our large repository of Customers’ and suppliers’ data and solid technological capabilities have enabled us to innovate and optimize our digital marketing services on an ongoing basis. Specifically, we collect and analyze vast Customers’ purchasing data and suppliers’ sale data from our global-selected commodity supply operation and our business data analysis capabilities. As of September 30, 2025, we had acquired information from 254 Customers and 560 suppliers and implemented a business data analysis system to study end-consumer spending behavior by a digital marketing team. After data collecting, these collected data will be tagged by the digital marketing department, then associated with each other, and intelligently matched with specific groups of consumers. Based on sales data of different product categories during different periods, such as the changes in sales amount of product categories during seasons or annual periods, analyze market consumption trends and target consumers for corresponding products are analyzed. Using the analyzed data, the Operating Entities optimize the advertising target audience, audience age and gender, shopping tendencies, advertising materials, and so on. At the same time, consumers are categorized by analyzing consumer profiles and preferences, and data analysis is conduct based on the changes in consumers’ “Awareness-Interest-Purchase-Loyalty” journey of suppliers’ products, based on which we can enhance the accuracy of consumer-demand forecasting, and optimize targeted marketing strategy for the Merchants. Popular advertisements published on major social media, such as YouTube, Facebook, Instagram, and TikTok, are also examined, including the number of clicks, the links of merchants shared, the types of best-selling products and the turnover. In addition, the Operating Entities help the Merchants optimize their marketing campaigns by identifying the objectives and audience, formulating customized digital media strategies, designing brand positioning and key messages, and improving the artistic value and attractiveness of the ads.

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

Grow and Diversify Customer and Merchant Bases, and Seek More Authorized Agency Qualifications of Other Media

We are dedicated to growing and diversifying our existing Customer and Merchant bases. As of the date of this annual report, the Operating Entities have 101 Customers from Mainland China, 136 Customers from Japan, and 17 Customers from other districts and countries, which account for 39.76%, 53.54%, and 6.69% of their total number of Customers, respectively. As of the date of this annual report, the Operating Entities have 85 Merchants from Mainland China, 238 Merchants from Hong Kong, and 8 Merchants from other countries, which account for 25.68%, 71.90%, and 2.42% of their total number of Merchants, respectively. We are looking to expand the Customer and Merchant bases into Southeast Asia, including Thailand, Malaysia, Indonesia, and the Philippines. To this end, we plan to partner with local distributors, retailers, or e-commerce platforms to expand the reach of the Company’s products or services, attend relevant trade shows and exhibitions in Southeast Asia, to raise brand awareness and make new business connections, offer promotions and discounts that are attractive to local customers, and provide customer support in the local language. We expanded to Malaysia and Thailand in December 2022.. On December 19, Linkage Electronic achieved the status of a top-tier TikTok guild in Thailand. We intend to further expand to Indonesia and Philippines in 2026.

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

Venture into Southeast Asian Market

Based on our management team’s observations, Southeast Asian cross-border e-commerce market has developed rapidly, with a rapid increase in penetration over the past five years. In the future, the Company will venture into the Southeast Asian market, and will seek to replicate its e-commerce service system, drawing upon its experience accumulated in China and Japan to the Southeast Asian e-commerce market. We have invested approximately US$0.2 million from the net proceeds of our initial public offering in venturing into Southeast Asian market. We intend to selectively launch our integrated e-commerce related services in Southeast Asia for the following two years, starting from markets such as the Thailand, Malaysia, and Indonesia. We expanded to Thailand and Malaysia in 2022.. On December 19, Linkage Electronic achieved the status of a top-tier TikTok guild in Thailand. These guilds, resembling talent agencies, specialize in the operational and management support for TikTok broadcasters. They foster collaborations between the platform and broadcasters, enhancing recruitment and management efforts. They achieve profitability by providing business services to broadcasters and earning a share of their live-streaming income. We intend to further expand to Indonesia and Philippines in 2024. We plan to launch our 3C products, including Bluetooth earphones, in October 2024 and aim to market these products in Southeast Asian countries, such as Indonesia and the Philippines. We believe that we can expand into these new markets by leveraging our existing business data analysis technology and expect to (i) establish representative offices or appoint local partners; (ii) hire key marketing and support employees who are familiar with local languages and cultures to manage our business in these countries; and (iii) promote our brands in these countries by investing in marketing activities. For details about the estimated total capital expenditures related to such expansion plan, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources.”

We face financial and logistical challenges associated with our plans for accelerated and geographically expansive growth. See “Item 3. Key Information-D. Risk Factors - Risks Relating to Our Business and Industry - If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed” and “Item 3. Key Information-D. Risk Factors - Risks Relating to Our Business and Industry - We may be unsuccessful in expanding and operating our business internationally, which could adversely affect our results of operations.”

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

We are subject to material cybersecurity risks in our supply chain based on third-party products, software, or services used in our operations, and any cybersecurity incidents could materially disrupt our operations and/or negatively impact our financial position and results of operations. For instance, we rely on third-party manufacturers for the production of private label smart products, and any cybersecurity breaches associated with these products may damage our reputation, lead to a decrease or even loss of sales, and materially and negatively affect our cross-border sales operations. See “Item 3. Key Information-D. Risk Factors - Risks Relating to Our Business and Industry - Cybersecurity risks and cyber incidents may adversely affect the Operating Entities business by causing a disruption to their operations, a compromise or corruption of their confidential information, misappropriation of assets and/or damage to their business relationships, all of which could negatively impact their business and results of operations.” Our board of directors have adopted certain measures to address any cybersecurity threats and mitigate any cybersecurity risks. See “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management - Board Oversight of Cybersecurity Risks.”

Business Model

We currently generate revenue the following principal sources:

●	Cross-border sales. Products are sourced from Japanese and Chinese manufacturers and brands, together with private label smart products, and are included as the Operating Entities’ internal “recommended” or “strictly selected” product collection for Customers to select and purchase. The Operating Entities generate revenue through the difference between the purchase price from suppliers and the selling price to Customers. For the fiscal years ended September 30, 2025 2024, and 2023, revenue derived from cross-border sales was $1.22 million, $6.48 million, and $10.59 million, accounting for approximately 24.01%, 62.95%, and 83.14% of our total revenue for the respective periods.

●	Integrated e-commerce services.

(i)	We have been providing fully managed e-commerce operation services to sellers on Japanese cross-border e-commerce platforms since April 2024. Usually, our clients have their own factories and products, and they open online stores on Japanese e-commerce platforms and then entrust the daily management and marketing of the stores to us for handling throughout full operational cycle. The services mainly include:

●	Online shop setup: 1) store page design and decoration, 2) payment settings, and 3) products listing;

●	Online shop promotion: design marketing plans and product combinations to attract customers; and

●	Customer service: post-sales customer service.

Clients are only responsible for the delivery of goods. We charges a service commission based on GMV (Gross Merchandise Volume) of the online shop. Therefore, such revenues are reported on a net basis. For the fiscal years ended September 30, 2025, our revenue from fully managed e-commerce operation services was $3.72 million

(i)	Digital Marketing. Until it ceased its operation in April 2025, HQT NETWORK helped the Merchants design and optimize online advertisements, and distribute advertisements through social media platforms. HQT NETWORK has cooperated with Google since 2017 and became an authorized agent of Google in 2018. During the fiscal years 2025, 2024, and 2023, HQT NETWORK earned commissions from Google for procuring the Merchants to place ads with it. For the fiscal years ended September 30, 2025, 2024, and 2023, revenue derived from digital marketing was $0.08 million, $0.31 million, and $1.53 million, which accounted for approximately 1.51%, 3.03%, and 11.99% of our total revenue for the respective periods. This line of operation was terminated in April 2025.

(ii)	E-commerce Operation Training and Software Support Services. The Operating Entities provide Customers with recorded e-commerce operation training and software support services. The Operating Entities generate revenue through service fees charged to Customers who purchase recorded e-commerce operation training and use software support services. For the fiscal years ended September 30, 2025, 2024, and 2023, , our revenue from e-commerce operation training and software support services was $0.08 million, $0.22 million, and $0.62 million and, which accounted for approximately 1.60%, 2.14%, and 4.86% of our total revenue for the respective periods.

The following tables presents our revenue for the fiscal years ended September 30, 2025, 2024, and 2023 . See also “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Results of Operations.”

	For the Years Ended September 30,
	2025	2024	2023
	USD	USD	USD
Cross border Sales	1,223,973	6,476,939	10,587,053
Integrated E-commerce services	3,874,217	3,812,742	2,146,286
Fully managed e-commerce operation services	3,715,618	3,280,002	—
Digital marketing services	76,907	312,180	1,527,247
Others	81,692	220,560	619,039
Total revenues	5,098,190	10,289,681	12,733,339

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

For the year ended September 30, 2025, the top three product categories were food, stationery, and beverages, accounting for 52.88%, 10.64% and 22.10% of total cross-border sales from EXTEND, respectively. For the year ended September 30, 2024, the top three product categories were food, beauty products, and 3C electronic products, accounting for 35.95%, 21.07% and 20.50% of total cross-border sales from EXTEND, respectively. For the fiscal year ended September 30, 2023, the top three product categories were food, beauty products and health products, accounting for 52.61%, 17.04% and 6.34% of total cross-border sales from EXTEND, respectively.

Our Private Label Smart Electronics

As of September 30, 2025, the Operating Entities had cooperated with 560 suppliers. Together with them, the Operating Entities have developed a deep understanding of young consumers’ tastes and preferences, through which the Operating Entities believe they may predict consumer trends and quickly identify, incubate and promote fashionable brands that represent the future of smart electronic product consumption trends. The Operating Entities established our private label smart electronics in 2021. As of September 30, 2025, the Operating Entities had developed 211 cumulative SKUs, including a power bank for the mobile phones, smartwatches, wireless Bluetooth headsets, etc.

The Operating Entities adopt an “original-entrusted-manufacture” model in product private label smart electronics, meaning the Operating Entities do not directly produce such private label smart electronics, but are responsible for designing them and entrusting third-party manufacturers to produce them. As of September 30, 2025, the Operating Entities had collaborated with a diversified group of selected manufacturers for the manufacturing and supply of products under their private smart electronics. The Operating Entities enter into framework agreements with manufacturers which set out key terms, including the general terms, such as order of goods, delivery and acceptance, processing of returns, terms and conditions of payments, and handling of confidential information, among other things.

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

During the fiscal years ended September 30, 2025, 2024, and 2023, the Operating Entities mainly relied upon four partner manufacturers based in China; namely, Shenzhen Luoxi Technology Co., Ltd. (“Shenzhen Luoxi”), Shenzhen Huajue Communication Co., Ltd. (“Shenzhen Huajue”), Shenzhen Weiermei Intelligent Technology Co., Ltd. (“Shenzhen Weiermei”), Dongguan Pinmi Electronic Technology Co., Ltd. (“Dongguan Pinmi”), and Shenzhen Ailikesi Telecom Co., Ltd. (“Shenzhen Ailikesi”) for the manufacturing of private label products.

For the fiscal year ended September 30, 2025, we paid Shenzhen Huajue, and Dongguan Pinmi manufacturing fees in the amount of US$0.26 million, and US$0.30 million, respectively, representing 21.55%, and 25.49% of the total amount of manufacturing fees paid during the period, respectively. For the fiscal year ended September 30, 2024, we paid Shenzhen Huajue, Dongguan Pinmi, Shenzhen Luoxi, and Shenzhen Ailikesi manufacturing fees in the amount of US$0.49 million, US$0.47 million, US$0.13 million, and US$0.04 million, respectively, representing 8.20%, 7.80%, 2.15% and 0.62% of the total amount of manufacturing fees paid during the period, respectively. For the fiscal year ended September 30, 2023, we paid Shenzhen Luoxi, Shenzhen Huajue, Shenzhen Weiermei, and Shenzhen Ailikesi manufacturing fees in the amount of US$0.43 million, US$0.30 million, US$0.12 million, and US$0.01 million, respectively, representing 4.17%, 2.92%, 1.19% and 0.11% of the total amount of manufacturing fees paid during the period, respectively.

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

Suppliers

The Operating Entities maintain an extensive network of suppliers. During the fiscal years ended September 30, 2025, 2024, and 2023, we directly sourced from 47, 110 suppliers, and 182 suppliers, respectively. For the fiscal year ended September 30, 2025, four suppliers accounted for approximately 19.43%, 14.81%, 17.61% and 10.74% of our purchases in terms of monetary value, respectively. For the fiscal year ended September 30, 2024, two suppliers accounted for approximately 15.39% and 10.74% of our purchases in terms of monetary value, respectively. For the fiscal year ended September 30, 2023, four suppliers accounted for approximately 28.50%, 26.44%, 16.72%, and 13.22% of our purchases in terms of monetary value, respectively.

See “Item 3. Key Information-D. Risk Factors - Risks Relating to Our Business and Industry - If we fail to maintain and expand our relationships with suppliers, our revenues and results of operations will be harmed.”

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

Geographic Areas

The following tables illustrate our revenue from cross-border sales for the fiscal years ended September 30, 2025, 2024 and by geographic areas.

	For the Years Ended September 30,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
Geographic Areas
Japan market	611,568	49.97%	4,101,865	63.33%	8,749,200	84.88%
China market	612,405	50.03%	2,375,074	36.67%	1,254,845	11.06%
HK market	-	-%	-	-%	583,008	4.06%
Total	1,223,973	100.00%	6,476,939	100.00%	10,587,553	100.00%

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

Customers

The Operating Entities have grown the Customers base through their cross-border sales. They acquire Customers through various means, including (i) exploiting our industry connections to identify potential customers; (ii) referrals by their existing Customers; and (iii) collaboration with other platforms (such as affiliate marketing platform) and their off-campus production and teaching integration training bases. For the fiscal years ended September 30, 2025, 2024, and 2023, the Operating Entities had 31, 56, and 97 Customers, respectively. In terms of cross-border sales, for the fiscal year ended September 30, 2025, one Customer accounted for approximately 12.01% of our revenues in terms of monetary value. For the fiscal year ended September 30, 2024, one Customer accounted for approximately 23.08% of our revenues in terms of monetary value. For the fiscal year ended September 30, 2023, one Customer accounted for approximately 10.73% of our revenues in terms of monetary value.

Digital Marketing

Merchants

HQT NETWORK has cooperated with Google since 2017 and became an authorized agent of Google in 2018. Until it ceased its operations in April 2025, HQT NETWORK helped the Merchants create multilingual websites, optimize product keyword rankings, and distribute advertisements on Google and its channels, such as Google search engine, Google display, Gmail, and YouTube. HQT NETWORK aimed to provide comprehensive digital marketing solutions equipped with technology and data that meet the digital marketing needs of the Merchants, and help the Merchants engage, cultivate, retain and expand regional customer base.

The Merchants of digital marketing mainly fall into three categories: Customers, the Operating Entities’ suppliers, and other cross-border e-commerce sellers. During the fiscal years 2025, 2024, and 2023, HQT NETWORK acted solely as an authorized agent of Google and earned commissions from Google for helping Google procuring Merchants to place ads on its channels. HQT NETWORK did not charge the Merchants service fees for providing this service. During the fiscal years ended September 30, 2025, 2024, and 2023, the Operating Entities served 56, 98, and 157 Merchants, respectively. This line of operation was terminated in April 2025.

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

Agency Agreement with Google

HQT NETWORK entered into agency agreement with Google with a term of one year, and its last effective agency agreement with Google expired on January 1, 2025. Pursuant to the agency agreement, HQT NETWORK was responsible for identifying and procuring Merchants who then purchase ad inventory from the Google platforms, facilitating the transaction process, and assisting with advertisement deployment in Mainland China and Hong Kong. As Google’s authorized agency, HQT NETWORK’s relationship with Google was mainly governed by the agency agreement which provided for, among other things, credit periods and the commission polices offered to HQT NETWORK.

Commissions offered by Google

In business transactions where HQT NETWORK received commissions from Google, HQT NETWORK was rewarded for assuming the role as an agent of Google, and these commissions were recognized as revenue for HQT NETWORK’s provision of such sales agency services. The commissions HQT NETWORK earned from Google came with a variety of structures and rates, which were primarily determined based on the contract terms with Google and its applicable commission policies.

Set forth below are some of the more typical structures of commissions that Google offered to HQT NETWORK during the fiscal years 2025, 2024, and 2023:

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

The rates offered to us by Google are based on the contractual terms and typically ranged from 3% to 12% of ad currency based upon the above methodologies.

For the fiscal years ended September 30, 2025, 2024, and 2023, the revenue in digital marketing services come from the commissions was $0.08 million, $0.31 million, and $1.53 million, accounting for approximately 1.50%, 3.03%, and 11.99% of our total revenue for the respective periods.. This line of operation was terminated in April 2025. Although the Operating Entities continually seek more authorized agency qualifications of other media, there is no guarantee that they will be successful in the near future.

Partnerships with Other Advertising Agencies

As an industry practice, some ad inventory is only available through a media’s authorized agencies as a result of the media’s own policies or practices. Therefore, advertising agencies may tap into the marketing channels possessed by other advertising agencies to gain access to a wider array of online media.

On January 2, 2023, through HQT NETWORK and Chuancheng Digital, we entered into an advertisement publishing agreement with Huntmobi Holdings Limited, an online advertising agency based in China, for the deployment of ads on certain media or marketing platforms through Huntmobi Holdings Limited, including but not limited to Meta, Google, Tik Tok, Twitter, Eagllwin, and Kwai. Our payment to Huntmobi Holdings Limited will be calculated with reference to the actual qualifying ad spend placed through the agency, with an additional 15% of actual qualifying ad spend as service fees, if we receive certain elective services such as ad creation and ad campaign optimization. We generate profit under this agreement by receiving commissions from Huntmobi Holdings Limited, which may range from 0% to 7.5% of the actual qualifying ad spend the Merchants incur, which may vary by each media and the total amount of actual qualifying ad spend placed by the Merchants on such media platform in a given period of time. Under the agreement, we are billed on a monthly basis. The agreement will be automatically renewed for successive one year terms unless one party provides a 30-day advance notice to the other party prior to the expiration date. The current term of the agreement expired on December 31, 2024.

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

E-commerce Operation Training and Software Support Services

E-commerce Operation Training

The Operating Entities provide Customers with recorded e-commerce operation training courses. The following table illustrates the categories of training courses they offer:

Training Courses Category		Description
Full-level Class	-	Introduction of e-commerce markets in Japan and China
	-	Introduction of basic setting of store set-up
	-	How to apply for opening a store
	-	Specific preparations before and after order processing
	-	How to operate a store in different stages of development

Advanced Class	-	How to create links and modify pictures
	-	Data analysis from advertisements
	-	Store data analysis & product selection
	-	Logistics focus (importance of overseas warehouses)/precautions for stocking

Advertising Topics Class	-	Product selection analysis & recommendation
	-	How to advertise and create hot-selling products
	-	Other advertising techniques

Data Analysis Class		Provide users with first-hand advertising data analysis from social platform and recommendations.

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

Software Support Services

The Operating Entities provide extensively software support services throughout our business system with Customers to help them operate their cross-border e-commerce business. The Operating Entities’ software includes:

●	Honeybee product shelving software. Honeybee product shelving software is able to make product shelving more effective, cut the number of orders that are out of the ordinary, reduce the amount of capital used by inventory, and lower the cost of labor.

●	Linkage ERP System. Our Linkage ERP System creates automated work environments - multi-store management, visual operation analysis, order management, financial management, delivery management and after-sales management, which helps businesses function in a more efficient and effective manner. This then enables Customers to focus on growth activities, such as adding new products, improving fulfillment times and marketing campaigns.

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

For the fiscal years ended September 30, 2025, 2024, and 2023, our revenue from e-commerce operation training and software support services was $81,692, $2220,560, and $619,039, accounting for approximately 1.61%, 3.13%, and 4.86% of our total revenue for the respective periods.

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

As of September 30, 2025, the Operating Entities’ research and development team was comprised of 7 members, representing approximately 15% of their total employees as of the same date. Research and development costs are expensed as incurred. During the fiscal years ended September 30, 2025, 2024, and 2023, the Operating Entities’ research and development expenses were $0.58 million, $0.30 million, and $0.59, respectively. We anticipate that our research and development expenses will continue to increase as we collaborated with some third-party software development companies on the optimization and upgrade of the Enterprise Resource Planning (ERP) system as well as the development of an independent e-commerce website for future cross-board sales business.

Competition

The cross-border e-commerce service provider industry in Japan and China is highly-competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies. We primarily compete against offline and online supply chain providers, retailers, and wholesalers, but also increasingly face competition from advertising providers, software support service providers, and other cross-border e-commerce service providers. Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their website and platform development than us. In addition, new and enhanced technologies may increase the competition in the cross-border e-commerce service provider market. Increased competition may reduce our profitability, market share, customer base, and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures could have a material adverse effect on our business, financial condition, and results of operations, see “Item 3. Key Information-D. Risk Factors - Risks Relating to Our Business and Industry - the Operating Entities operate in a highly-competitive market and their failure to compete effectively could adversely affect their results of operations.”

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

Employees

We had 46, 86, 92 and 101 full-time employees as of September 30, 2025, 2024, 2023, respectively.

The following tables provide a breakdown of our employees by functions and geographic locations as of September 30, 2025:

	Number of employees	Japan	Mainland China and US
Functions
Innovation Ecosystem Department	5	-	5
Finance	8	2	6
Cross-border Trade Department	11	1	10
Human Resources Administration	3	-	3
Research and Development	7	-	7
Digital Marketing	3	-	3
Supply Chain Development	6	2	4
Management	3	1	2
Total	46	6	40

As of September 30, 2025, there were no employees located in Hong Kong.

We enter into employment agreements with our full-time employees. See “- Regulations - Regulatory Overview of Japan - Japanese Employment and Labor Laws.” As required under China’s regulations, the PRC subsidiaries participate in various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury, maternity, and unemployment benefit plans. However, the PRC subsidiaries did not contribute social security premium in full amount. See “Item 3. Key Information-D. Risk Factors - Risks Relating to Our Business and Industry - The PRC subsidiaries have not made adequate social insurance and housing provident fund contributions for all employees, as required by PRC regulations, which may subject them to penalties.”

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

Lessor	Lessee	Location	Area (Square Meter)	Annual Rent	Term	Use
Daitokentaku Co., Ltd. 大东建设	EXTEND	Nakamuneoka 2-19-36, Shiki-shi, Saitama-ken	468.53	JPY 5,968,440	04/01/2020 - 03/31/2026	warehouse
ShinwaShoji Co., Ltd.	EXTEND	23-3 Minami Ikebukuro 2-chome, Toshima-ku, Tokyo	53.98	JPY 3,233,340	02/15/2020-02/14/2026	Office
Fujian Wangxun Investment Co., Ltd. 福建网讯投资股份有限公司	Chuancheng Digital	22nd Floor (Elevator to 26th Floor), Building B, Wangxun Smart Center, No. 11, Keji East Road, Shangjie Town, Minhou County, Fujian Province, P.R. China	1,288.80	RMB 581,702	06/01/2021 - 05/31/2024	office
Lin Like, Yan Chenglong, Chen qiao, Wu Kuijing	Chuancheng Digital (Shenzhen)	9F02, Huiyi Fortune Building, No.9 Zhongxin Road, Tao Yuan Community, Dalang Office, Longhua New District, Shenzhen, China	200	RMB 134,400	07/23/2025-07/22/2026	office
Industrious Nyc Manager Indox Llc	Linkage Global U.S. Inc.	31 Hudson Yards, Office 14, New York, NY10001	18	USD 64,212	08/01/2025-08/01/2028	office

Insurance

The Operating Entities maintain certain insurance policies to safeguard them against risks and unexpected events. For example, the PRC subsidiaries provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, for employee benefits of at least the minimum wage level for all eligible employees. The Operating Entities do not maintain business interruption insurance or product liability insurance, which are not mandatory under PRC laws or Japanese law. EXTEND has purchased property insurance covering its Japanese inventory and to insure the authenticity and quality of products and maintains a few other insurances to manage unexpected risks during its operations. The Operating Entities do not maintain key person insurance, insurance policies covering damages to network infrastructures or information technology systems, nor any insurance policies for facility properties. For risk factors relating to our insurance policies, please see “Item 3. Key Information-D. Risk Factors - Risks Relating to Our Business and Industry - The Operating Entities’ insurance coverage may not be sufficient to cover all the risks which their operations are exposed to and therefore the Operating Entities are susceptible to significant liabilities.”

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

Overview of the Laws and Regulations Relating to the Operating Entities’ Business and Operations in Hong Kong

Regulations Related to Business Registration

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable for a fine of HK$5,000 and imprisonment for one year. As of the date of this annual report, Linkage Electronic and Linkage Holding have obtained and maintains a valid business registration certificate.

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

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

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

Regulations Related to Data Privacy

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance, or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes the six data protection principles unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 - purpose and manner of collection of personal data;

●	Principle 2 - accuracy and duration of retention of personal data;

●	Principle 3 - use of personal data;

●	Principle 4 - security of personal data;

●	Principle 5 - information to be generally available; and

●	Principle 6 - access to personal data.

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

Regulations on Company Establishment and Foreign Investment

Company Law

The establishment, operation and management of companies in China is governed by the Companies Law of the People’s Republic of China (the “PRC Company Law”), which was passed by the Standing Committee of the National People’s Congress, or the SCNPC, on December 29, 1993 and came into effect on July 1, 1994 and was last amended on December 29, 2023. In light of the PRC Company Law, companies established in the PRC are either in the form of a limited liability company or a joint stock company. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies, unless otherwise provided in the relevant foreign investment laws and regulations.

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

On September 6, 2024, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), or the 2024 Negative List, which became effective on November 1, 2024. The 2024 Negative List further reduces restrictions on the foreign investment and replaces the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition). In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

C. Organizational Structure

See “-A. History and Development of the Company.”

D. Property, Plants and Equipment

See “-B. Business Overview-Properties.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2025, 2024 and 2023

	For the years ended September 30,
	2025	2024	2023
	USD
Revenues	5,098,190	10,289,681	12,733,339
Cost of revenues	(1,396,243)	(6,123,025)	(10,872,484)
Gross profit	3,701,947	4,166,656	1,860,855

Operating expenses
General and administrative expenses	(6,282,749)	(3,506,075)	(1,373,695)
Selling and marketing expenses	(1,444,202)	(434,856)	(595,804)
Research and development expenses	(585,290)	(302,280)	(588,108)
Gain from disposal of property and equipment	—	—	125,804
Total operating expenses	(8,312,241)	(4,243,211)	(2,431,803)
Operating loss	(4,610,294)	(76,555)	(570,948)

Other (expenses)/income
Investment income	—	44,570	2,119
Fair Value Change in Derivative Liability	(16,202)	—	—
Impairment loss from equity investment	—	—	(60,046)
Interest (expenses)/income, net	(2,439,481)	160,685	(102,360)
Other non-operating income	100,653	21,644	14,557
Total other (expenses)/income, net	(2,355,030)	226,899	(145,730)

Revenues

We generate revenues from cross-border product sales and integrated e-commerce services.

Our breakdown of revenues by revenue streams for the years ended September 30, 2025, 2024 and 2023 is summarized below:

	For the Years Ended September 30,
	2025	2024	2023
	USD	USD	USD
Cross border Sales	1,223,973	6,476,939	10,587,053
Integrated E-commerce services	3,874,217	3,812,742	2,146,286
Fully managed e-commerce operation services	3,715,618	3,280,002	—
Digital marketing services	76,907	312,180	1,527,247
Others	81,692	220,560	619,039
Total revenues	5,098,190	10,289,681	12,733,339

Our breakdown of revenues by geographic areas for the years ended September 30, 2025, 2024 and 2023 are summarized below:

	For the Years Ended September 30,
	2025	2024	2023
	USD	USD	USD
Japan	611,568	4,101,865	8,749,200
Hong Kong	3,792,525	3,612,126	1,987,182
China	694,097	2,575,690	1,996,957
Total revenues	5,098,190	10,289,681	12,733,339

Total revenues decreased by approximately USD5.19million, or 50.45%, from approximately USD10.29 million for the year ended September 30, 2024 to approximately USD5.10 million for the year ended September 30, 2025, primarily attributable to the decrease of cross-border sales.

Revenues from cross-border sales decreased by approximately USD5.25 million, or 81.10%, from approximately USD6.48 million for the year ended September 30, 2024 to approximately USD1.22 million for the year ended September 30, 2025. EXTEND, one of our subsidiaries in Japan, contributing approximately USD0.61 million, or 12.00% of total revenues, decreased by 85.09% for the year ended September 30, 2025 compared to 2024. The decrease in cross-border sales was mainly due to the following reason that the 3C electronic products sold by the Company mainly include headphones and power banks. In recent years, with the increasingly fierce competition in the cross-border e-commerce market, the sales volume of the Company’s products has dropped sharply due to insufficient competitiveness. In response, the Company has shifted its business focus to fully managed e-commerce operation services as well as the development and design of new headphone products.

Revenues from integrated e-commerce services increased by approximately USD 0.06 million, or 1.61%, from approximately USD3.81 million for the year ended September 30, 2024 to approximately USD3.87 million for the year ended September 30, 2025. Fully managed e-commerce operation services contributed revenue of USD3.72 million and gross profit of USD3.40 million. In this business model, the company takes on a wide range of responsibilities and operations on behalf of the merchants, from product listing, marketing, customer service, sales, and financial settlement for online shops. The company charged service fee based on GMV (Gross Merchandise Volume) of the online store. The revenue from digital marketing services decreased from USD0.31 million for the year ended September 30, 2024 to USD0.08 million for the year ended September 30, 2025, because the Company closed down HQT Company in April 2025 and discontinued the corresponding business line. Revenues generated from others service decreased by USD 0.14 million, because in 2024, this business segment mainly comprised training and consulting services as well as TikTok anchor agency services. However, the Company suspended its TikTok live stream guild business in 2025, and currently only retains the cross-border e-commerce software services provided for two clients.

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenue. Our cost of revenues primarily consists of (i) cost of goods; (ii) commissions; and (iii) labor costs.

Our breakdown of cost of revenues for the years ended September 30, 2025, 2024 and 2023 is summarized below:

	For the Years Ended September 30,
	2025	2024	2023
	USD	USD	USD
Cross border Sales	1,037,577	5,570,943	9,758,655
Integrated E-commerce services	358,666	552,082	1,113,829
Fully managed e-commerce operation services	319,204	340,521	—
Digital marketing services	39,462	195,584	1,088,272
Others	—	15,977	25,557
Total cost of revenues	1,396,243	6,123,025	10,872,484

Our cost of revenues decreased by 77.20% from approximately USD6.12 million for the year ended September 30, 2024 to approximately USD1.40 million for the year ended September 30, 2025.

Our cost of revenues for cross-border sales decreased by approximately USD4.53 million, or 81.38%, from approximately USD5.57 million for the year ended September 30, 2024 to approximately USD1.04 million for the year ended September 30, 2025. The decrease was primarily attributable to the decrease of procurement costs, which is in line with the decrease of sales.

Our cost of revenues for integrated e-commerce services decreased by approximately USD0.19 million, or 35.03%, from approximately USD0.55 million for the year ended September 30, 2024 to approximately USD0.36 million for the year ended September 30, 2025. Cost of revenues for fully managed e-commerce operation services was USD0.32 million, which mainly consist of the salaries of online store operation personnels. There was basically no change compared with the previous year. Cost of revenues for integrated e-commerce services were essentially the commissions paid to third-party agents for introducing new Merchants. The decrease was mainly due to the deregistration of HQT.

Gross Profit

Our gross profit equals our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost.

Our breakdown of gross profit by revenue stream for the years ended September 30, 2025, 2024 and 2023 is set forth below:

	For the Years Ended September 30,
	2025	2024	2023
	USD	USD	USD
Cross border Sales
Gross profit	186,396	905,996	828,398
Gross margin	15.23%	13.99%	7.82%
Integrated E-commerce services
Gross profit	3,515,551	3,260,660	1,032,457
Gross margin	90.74%	85.52%	48.10%
Total
Gross profit	3,701,947	4,166,656	1,860,855
Gross margin	72.61%	40.49%	14.61%

Our gross profit decreased by approximately USD0.46 million, or 11.15%, from USD4.17 million for the year ended September 30, 2024 to USD3.70 million for the year ended September 30, 2025. The decrease was primarily attributable by the decrease of cross border sales, of which the gross profit decreased by USD0.72 million.

Gross profit margin of cross-border sales increased from 13.99% for the year ended September 30, 2024 to 15.23% for the year ended September 30, 2025. The increase was mainly due to that given the overall business decline, the Company now only sells products with relatively high gross profit margins.

Gross profit margin of integrated e-commerce related services increased from 85.52% for the year ended September 30, 2024 to 90.74% for the year ended September 30, 2025, which was mainly contributed by fully managed e-commerce operation services. The gross profit of fully managed e-commerce operation services increased from USD2.94 million to USD3.40 million, and the gross profit margin increased from 89.62% to 91.41%. The high gross profit margin is mainly due to the low cost, which was mainly composed of the salaries of the operation personnel. The ERP system used for e-commerce operations has been developed, and the related research and development expenses were all recognized as expenses in previous years. Therefore, the system development expenses were not reflected in the current period’s costs, resulting in a high gross profit margin for this business.

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

The following table sets forth our operating expenses, both in absolute amounts and as a percentage of the total operating expenses, for the years ended September 30, 2025, 2024 and 2023:

	For the years ended September 30,
	2025		2024		2023
	USD	%	USD	%	USD	%
General and administrative expenses	6,282,749	75.58%	3,506,075	82.63%	1,373,695	56.49%
Selling expenses	1,444,202	17.37%	434,856	10.25%	595,804	24.5%
Research and development expenses	585,290	7.04%	302,280	7.12%	588,108	24.18%
Disposal gain from property and equipment	—	—%	—	—%	(125,804)	(5.17)%
Total operating expenses	8,312,241	100.00%	4,243,211	100.00%	2,431,803	100.00%

Our operating expenses, increased from USD4.24 million for the year ended September 30, 2024 to USD 8.31 million for the year ended September 30, 2025, representing a year-on-year increase of 95.90%. This increase was primarily attributable to the increases in our general and administrative expenses, selling and marketing expenses and research and development expenses.

General and administrative expenses

General and administrative expenses mainly consist of (i) salary and social welfare expenses; (ii) rental costs for offices; and (iii) depreciation expenses; (iv) consulting fees; and (v) allowance for credit loss.

Our general and administrative expenses increased by 79.20% from USD3.51 million for the year ended September 30, 2024 to USD6.28 million for the year ended September 30, 2025, which was primarily attributable to the allowance for credit loss, the stock based compensation and the financial and legal related consulting services after the IPO proceeds. The allowance for credit loss increased from USD0.96 million for the year ended September 30, 2024 to USD1.95 million for the year ended September 30, 2025. For the stock based compensation of USD 1.21 million, on November 7, 2024, a resolution of the directors of the Company was adopted to issue 5,000,000 Class B ordinary shares of par value US$0.00025 each (the New Shares) to WU Zhihua. Due to the fact that Class B shares are not tradable and the voting rights are different from those of Class A shares, the price per share of $0.2418 is based on the valuation report issued by appraisers.

Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) salary and social welfare expenses; (ii) freight; and (iii) advertising costs and marketing and promotion expenses.

Our selling expenses increased by 232.11% from USD0.43 million for the year ended September 30, 2024 to USD1.44 million for the year ended September 30, 2025, which was primarily attributable to that against the backdrop of business decline, the Company has invested substantial advertising expenses on platforms such as Facebook to drive the development of its overseas business.

Research and development expenses

Research and development expenses consist primarily of (i) payroll and related expenses for research and development professionals; and (ii) technology services fees. Research and development expenses are expensed as incurred.

Research and development expenses increased by 93.63% from USD0.30 million for the year ended September 30, 2024 to USD0.59 million for the year ended September 30, 2025. The reasons for the increase in R&D expenses are that the Company has engaged external firm to enhance the development and optimization of its ERP system in order to drive the growth of its fully managed e-commerce operation services, and has also invested funds in the development of overseas e-commerce independent sites to support the future expansion of its e-commerce platform.

Other (expense)/income

Other (expense)/income mainly consists of (i) other non-operating income; (ii) impairment loss from equity investment; (iii)fair Value Change in Derivative Liability; (iv) investment income; and (v) Interest (expenses)/income, net.

Other income/(expense), net decreased from USD0.23 million of other non-operating income for the year ended September 30, 2024 to USD2.36 million of other non-operating expense for the year ended September 30, 2025, which was mainly contributed by the increase of interest expense and other non-operating income.

Interest expenses, net changed from USD0.16 million of interest income for the year ended September 30, 2024 to USD2.44 million of interest expense for the year ended September 30, 2025. The reason for the increase in interest expense was that the company issued USD10 million convertible notes with an actual interest rate of 42.52% in October 2024, generating interest expenses of USD3.00 million in the current period. In addition, the Company issued USD3.5 million new convertible notes in July 2025, which incurred interest expenses of USD 0.14 million, with an effective annual interest rate of 54.61%. The interest expenses of convertible notes was offset by interest income of USD0.79 million contributed by USD9.49 million of loans to third parties.

Other non-operating income increased from USD0.02 million for the year ended September 30, 2024 to USD0.10 million for the year ended September 30, 2025. The increase was mainly contributed by rental income from the partial leasing of warehouses of USD0.07 million.

Income taxes provision

Our income tax provision decreased by USD0.19 million, from USD0.59 million of tax benefit for the year ended September 30, 2024 to USD0.40 million of tax expenses for the year ended September 30, 2025. This decrease was primarily attributable to net loss for the year ended September 30, 2025.

Net loss

As a result of the foregoing, our net loss increased by USD6.93 million, or 1577.10%, from USD0.44 million for the year ended September 30, 2024 to USD7.37 million for the year ended September 30, 2025.

B. Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. As of the date of this annual report, we have financed our working capital requirements from cash flow from operations, debt and equity financings and capital contributions from our existing shareholders.

As of September 30, 2025, we had cash of USD0.73 million on hand. Our working capital was approximately USD16.64 million as of September 30, 2025.

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

On May 14, 2025, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with 4 non-U.S. investors (the “Purchasers”), pursuant to which we agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 4,000,000 ordinary shares (the “Shares”), par value $0.0025 per share, at a purchase price per share of $0.50, for gross proceeds of $2,000,000, of which proceeds will be used for working capital and other general corporate purposes. The Private Placement closed on June 6, 2025.

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

Cash Flows

	For the Years Ended September 30,		Change
	2025	2024	Amount	%
	USD	USD	USD
Net cash used in operating activities	(4,684,517)	(1,635,394)	(3,049,123)	186.45%
Net cash used in investing activities	(9,251,160)	(365,430)	(8,885,730)	2,431.58%
Net cash provided by by financing activities	12,558,330	2,876,025	9,682,305	336.66%
Effects of exchange rate changes on cash	111,326	18,051	93,275	516.73%
Net (decrease)/increase in cash	(1,266,021)	893,252	(2,159,273)	(241.73)%
Cash at the beginning of the periods presented	2,000,732	1,107,480	893,252	80.66%
Cash at the end of the periods presented	734,711	2,000,732	(1,266,021)	(63.28)%

Operating activities

For the year ended September 30, 2024, our net cash used in operating activities was USD4.68 million, which was primarily attributable to net loss of USD7.37 million, various non-cash item of USD5.75 million including Effect of exchange rate changes of USD0.02million, Allowance for credit loss of USD1.95 million, Interests for Convertible notes of USD3.14 million, Interests from loan to third party of USD0.79 million, Stock-Based Compensation of USD1.20 million, Depreciation and amortization of USD0.05 million, amortization of lease right-of-use asset of USD0.22 million, gains from disposal of subsidiary of USD0.03 million, inventory write-downs of USD0.01 million and Fair Value Change in Derivative Liability of USD0.02 million. The net cash used in operating activities also adjusted for cash outflow of (i) an increase of accounts receivable, net of USD0.60 million due to the long credit terms of 7 to 9 months given to the clients of fully managed e-commerce operation services business, and (ii) an increase of prepaid expenses and other current asset, nets of USD1.83 million due to advance to suppliers and prepaid advertising & marketing expenses, and (iii) a decrease of accounts payable of USD0.57 million, and (iv) a decrease of contract liabilities of USD0.45 million, offset by cash inflow of (i) an increase in amount due from related parties of USD0.68 million.

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

Investing activities

For the year ended September 30, 2025, our net cash used in investing activities was approximately USD9.25 million, which was due to proceeds of the interest-bearing loan to third party of USD9.08 million, and purchase of property, equipment and intangible asset of USD0.17 million.

For the year ended September 30, 2024, our net cash used in investing activities was approximately USD0.37 million, which was due to proceeds of the interest-bearing loan to third party of USD0.41 million, offset by proceed from withdrawal of long-term investment of USD0.04 million.

Financing activities

For the year ended September 30, 2025, our net cash provided by financing activities was approximately USD12.56 million, which was primarily due to (i) proceeds from issuance of Class A ordinary shares of USD1.81 million, and (ii) proceeds from issuance of convertible notes of USD11.07 million, (iii) proceed of interest-free loan from related parties of USD0.22 million, offset by (i) repayments of loans to a related party of the net amount of USD0.11 million, and (ii)repayments for short- term and long-term borrowings of USD0.41 million.

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

As of September 30, 2025 and 2024, the short-term debts were for working capital purposes. Short-term debts consist of the following:

Bank	Annual Interest Rate	Maturity	As of September 30, 2024
N/A	N/A	N/A	—
—

Bank	Annual Interest Rate	Maturity		As of September 30, 2024
Higashi-Nippon Bank	1.55%	12/19/2023	12/25/2024	$32,810
				$32,810

As of September 30, 2025 and 2024, long-term debts consist of the following:

				As of September 30, 2025		As of September 30, 2024
Bank and other financial institution	Annual Interest Rate	Start	End	Long- term	Long- term (current portions)	Long- term	Long- term (current portions)	Pledge
				USD		USD
The Shoko Chukin Bank	1.11%	05/26/2020	04/25/2030	73,312	20,437	96,838	21,110
The Shoko Chukin Bank	1.50%	02/04/2022	01/27/2025	—	—	—	21,780
Mizuho Bank	0.83%	03/25/2020	03/25/2025	—	—	—	6,855
Mizuho Bank	2.00%	06/01/2021	06/01/2031	96,303	20,274	120,419	20,942
Japan Finance Corporation	1.11%	07/16/2020	06/30/2030	125,025	36,899	164,328	38,115
Musashino Bank	1.50%	05/31/2022	06/02/2025			—	46,408
Japan Finance Corporation	1.36%	06/09/2020	04/20/2030	74,393	20,761	98,290	21,445
Japan Finance Corporation	1.28%	04/23/2021	03/20/2031	30,445	7,468	38,569	7,714
Kiraboshi Bank	0.50%	06/27/2023	05/30/2032	270,325	43,928	321,116	45,376
Zhongli International Financial Leasing Co. LTD	14.56%	08/11/2022	08/15/2025	—	—	—	130,625
Zhongli International Financial Leasing Co. LTD	13.63%	07/26/2022	07/26/2025	—	—	—	68,332	Vehicle
				669,805	149,767	839,560	428,702

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

Contractual Obligations

The total future minimum lease payments under the non-cancellable short-term operating lease which are not included in operating lease right-of-use assets and lease liabilities, with respect to the office and the warehouse as of September 30, 2025 are payable as follows:

Lease Commitment
Within 1 year	$—

See “Item 4. Information on the Company—B. Business Overview—Properties” in this annual report for commitments under long-term operating lease for more information. Other than that, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2025.

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

Japan

Japan has a progressive tax system, of which its corporate income tax is calculated on the estimated assessable profits for the years ended September 30, 2025, 2024 and 2023 times applicable tax rates. EXTEND is subject to national corporate income tax, inhabitant tax, and enterprise tax in Japan, which in the aggregate, resulted in the statutory income tax rate of approximately 36.8%, 36.8% and 36.8% for the years ended September 30, 2025, 2024 and 2023, respectively.

The effective income tax rate was approximately -5.78%, 392.22% and 8.92% for the years ended September 30, 2025, 2024 and 2023, respectively.

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

Accounts receivable, net

Accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customers before payment is due. Accounts receivable are stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The group has adopted ASU 2016-13 on a modified retrospective basis since October 1, 2023, and the impact on opening balance is $863,328. The allowance for credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company applies a roll rate-based method that considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and updates it if necessary. Additionally, the Company evaluates individual customer’s financial condition, credit history, and the current economic conditions to make specific provision of credit loss when it is considered necessary, based on (i)the Company’s specific assessment of the collectability of all significant accounts, and (ii) any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The fact and circumstance of each account may require the Company to use substantial judgment in assessing its collectability, The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and updates it if necessary. The allowance for credit losses, as of September 30, 2025, 2024 and 2023 were $2,304,356, $1,112,315 and $109,214, respectively.

Specific allowance for credit losses

The Company identify specific allowance for clients of fully managed e-commerce operation services business based on the credit term. The group provided credit terms from seven to nine months based on the company's experience. Online stores usually invest a relatively large portion of their profits in advertising and promotions in the early stage. Generally, it will take seven to nine months before there is a certain amount of surplus funds. There are 4 clients with account receivables of $5,390,739 as of September 30, 2025, among which $3,103,186 had passed the credit period, The accounts receivable of $2,351,348 that had reached the credit period on September 30, 2025 had been collected in January 2026. The Company has recognized a full credit losses on the overdue accounts receivable of $751,838.

The Company also identify specific allowance for a clients of cross-border e-commerce business based on the credit term. The group provided 6 months credit terms. The account receivables of $1,570,384 had passed the credit period as of September 30, 2025, and $19,378 had been collected in November 2025. The Company has recognized a full credit losses on the overdue accounts receivable of $ 1,550,750.

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

Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended September 30, 2025, 2024 and 2023. As of September 30, 2025, 2024 and 2023, we did not have any significant unrecognized uncertain tax positions. We do not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Mr. Zhihua Wu	41	Director and Chairman of the Board
Yang (Angela) Wang	37	Chief Executive Officer and Director
Mr. Yiato (Hanson) Ji	35	Chief Financial Officer
Mr. Ryo Fuyunishiki	51	Director and Chief Operating Officer
Ms. Tay Sheve Li	53	Independent Director
Mr. Zhiyong Wu	50	Independent Director
Ms. Hong Chen	57	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Zhihua Wu has been our Director and Chairman of the Board since March 2022. He was our Chief Executive Officer from March 2023 until April 2025. He has served as the Chief Executive Officer of Chuancheng Digital, HQT NETWORK, and EXTEND since June 2021, March 2016, and July 2011, respectively, and is responsible for the management of day-to-day operations and high-level strategizing and business planning. Prior to joining our Company, Mr. Wu was the CEO of Tsuukanmuri Co., Ltd., a Japanese company focusing on import and export trade, from June 2010 to June 2011. Mr. Wu received his Bachelor’s degree in Information Electronic System Engineering from Daiichi Institute of Technology in 2010. As of the date of this annual report, Mr. Wu also holds the following prominent positions outside of the Company: (i) vice president of the first council of Fuzhou Cross-border E-commerce Association and (ii) vice president of Minhou County Youth Entrepreneurship Promotion Association.

Ms. Yang (Angela) Wang has been our Chief Executive Officer and a Director since April 2025. Since March 2025, she has been serving as a vice president at Vessel Global Capital, where she was responsible for evaluating prospective IPO readiness consulting cases and managing IPO and de-SPAC transactions. Since March 2024, she has been serving as a board secretary at Hudson Acquisition I Corp, where she was responsible for SEC compliance issues and board communications. Since January 2021, she has been serving as an adjunct lecturer at Baruch College. From May 2023 to March 2024, she served as an executive assistant at New York Standard Capital, where she was responsible for assisting the chief executive officer in developing Fintech financing models and account management. From October 2018 to January 2021, she served as a chief operation officer at DC Power Share, where she was responsible for administration and business development in the Tri-State area. From January 2020 to May 2021, she was a licensed agent at New York Life, where she was responsible for marketing life and health insurance to small business owners. From September 2012 to September 2018, she was a founder and chief executive officer at LYCW.INC, where she was responsible for establishing partnership with realtors, property management offices, and group renters. Ms. Wang obtained her bachelor’s degree in Chinese literature and linguistics from Peking University in June 2011 and master’s degree in social work from Columbia University in May 2015

Mr. Yiato (Hanson) Ji has been our Chief Financial Officer since October 24. From 2019 to 2022, he worked at Zhongrui Capital (Hong Kong) Ltd., serving as a senior project manager, responsible for financial consulting for IPO projects, and led and participated in the successful listing of several companies on the Hong Kong Stock Exchange. In 2018, Mr. Ji served as an internal control manager of Xingyin Information Technology (Shanghai) (also known as “Xiaohongshu App”), responsible for internal control audits. Prior to joining Zhongrui Capital and Xiaohongshu App, Mr. Ji worked at Ernst & Young Hua Ming LLP Shanghai Branch, serving as a senior auditor of TCE/ECU assurance department, where he participated and led audits for Hong Kong-listed companies and foreign-invested enterprises in China. Mr. Ji is a Chinese Certified Public Accountant. He obtained his Bachelor of Commerce in Accounting and Finance from Monash University in Australia in 2013.

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

Mr. Hong Chen has been our independent director since April 2025. He has been the Chief Executive Officer and Chairman of Wave Sync Corp. (OTC “WAYS”) since 2024 and worked as the Chairman of the board of directors for Grand Cartel Securities Co., Ltd. (“Grand Cartel Securities”) from 2014 to 2020. Before Grand Cartel Securities, Mr. Chen served as the Chairman at China Internet Education Group (a Hong Kong listed company with the code 8055) from 2006 to 2014, as the CEO for Peking University Business Network from 2000 to 2006, and the CEO of Shenzhen Chenrun Investment Company from 1998 to 2002. Mr. Chen’s chairman experience qualifies him to serve on our board of directors. Mr. Chen received a Bachelor of Science degree from Beijing Union University and an MBA from the Guanghua School of Management, Peking University

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Our Chairman of the Board of Directors, Mr. Zhihua Wu, owns voting power of 91.22% of our issued and outstanding Ordinary Shares. Mr. Zhihua Wu, as our controlling shareholder, has the ability to determine any matter required to be passed by an ordinary resolution, which will be adopted when approved by a simple majority of votes cast by the shareholders of the Company. Our controlling shareholders will have the ability to at least significantly influence, or in certain cases, control the outcome of a matter required to be passed by a special resolution, which will be adopted when approved by not less than two-thirds of votes cast by the shareholders of the Company.

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

B. Compensation

For the fiscal year ended September 30, 2025, we paid an aggregate of $1,344,726 as compensation to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. The Operating Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C. Board Practices

Board of Directors

Our board of directors consists of six directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

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

Terms of Directors and Executive Officers

Each of our directors holds office for a term expiring at the next-following annual general meeting of the Company. All of our executive officers are appointed by and serve at the discretion of our board of directors.

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

Audit Committee. Our audit committee consists of Tay Sheve Li, Zhiyong Wu, and Hong Chen. Tay Sheve Li is the chairperson of our audit committee. We have determined that Tay Sheve Li, Zhiyong Wu, and Hong Chen satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Tay Sheve Li qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Tay Sheve Li, Zhiyong Wu, and Hong Chen. Hong Chen is the chairperson of our compensation committee. We have determined that Tay Sheve Li, Zhiyong Wu, and Hong Chen satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Tay Sheve Li, Zhiyong Wu, and Hong Chen. Zhiyong Wu is the chairperson of our nominating and corporate governance committee. We have determined that Tay Sheve Li, Zhiyong Wu, and Hong Chen satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 10,162,522 Class A Ordinary Shares(a total of 10,662,522 Class A Ordinary shares excluding 500,000 treasury shares) and 1,000,000 Class B Ordinary Shares outstanding as of the date of this annual report.

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

Name	Class A Ordinary Shares Beneficially Owned	Percentage Ownership	Class B Ordinary Shares Beneficially Owned	Percentage Ownership	Voting Power
Directors and Executive Officers(1)
Mr. Zhihua Wu(2)	494,922	4.87%	1,000,000	100%	91.22%
Yang (Angela) Wang	-	-	-	-	-
Mr. Yitao (Hanson) Ji	-	-	-	-	-
Mr. Ryo Fuyunishiki(3)	40,000	*	-	-	-
Ms. Tay Sheve Li	-	-	-	-	-
Mr. Zhiyong Wu	-	-	-	-	-
Ms. Hong Chen	-	-	-	-	-
Directors and Executive Officers as a Group (seven Persons)	534,922	5.26%	1,000,000	100%	%
5% or Greater Shareholders
Mr. Zhihua Wu(2)	494,922	4.87%	1,000,000	100%	91.22%
Guo Jian Chen	1,800,000	17.71%	-	-	1.68%
Zhiqiang Li	800,000	7.87%	-	-	*
Shubiao Shi	1,000,000	9.84%	-	-	*
Aslan Family Limited	1,237,500	12.17%	-	-	1.12%
Hermann Limited	1,250,000	12.30%	-	-	1.13%
Shelf Advisor Limited	1,125,000	11.07%	-	-	1.02%
HRD Capital Limited	900,000	8.85%	-	-	*

*	Less than 1%
(1)	Unless otherwise indicated, the business address of each of the individuals is 2-23-3 Minami-Ikebukuro, Toshima-ku, Tokyo, Japan 171-0022.
(2)	Representing (i) 494,921 Class A Ordinary Shares indirectly held by Mr. Zhihua Wu and 1 Class A ordinary Share held directly by Mr. Zhihua Wu, and (ii) 1,000,000 Class B Ordinary Shares held by Mr. Zhihua Wu.
(3)	Representing 39,999 Class A Ordinary Shares indirectly held by Mr. Ryo Fuyunishiki and 1 Class A Ordinary Share held directly by Mr. Ryo Fuyunishiki.

As of the date of this annual report, approximately 57.21% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (Cede and Company).

We are not aware of any other arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Mrs. Qi Xiaoyu	Shareholder of the Company
2	Mr. Fuyunishiki Ryo	Director and shareholder of the Company
3	Mr. Wu Zhihua	Director, Chairman of Board and shareholder of the Company
4	Ms. Wu Shunyu	Department head of Digital Marketing Sales
5	Ishiyama	An equity method investee of the Group
6	Hermann Limited	Shareholder of the Company
7	Smart Bloom Global Limited	Shareholder of the Company, owned by Wu Zhihua

Amounts due from related parties

Amount due from related parties consisted of the following for the periods indicated:

		As of September 30,
		2025	2024
Hermman Limited	Prepayment for service provided by related parties	$799,917	$—
Total		$799,917	$—

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of September 30,
		2025	2024
Mrs. Qi Xiaoyu	Proceed of Interest-free loan from related parties	$7,316	$—
Mr. Fuyunishiki Ryo	Proceed of Interest-free loan from related parties	418,727	208,943
Ms. Wu Shunyu	Expenses paid on behalf of the Group	—	105,601
Total		$426,043	$314,544

Related party transactions

	For the years ended September 30,
Nature	2025	2024	2023
Expenses paid on behalf of the Group by related parties

Mrs. Qi Xiaoyu	$—	$6,669	$1,480,137
Ms. Wu Shunyu	—	6,120	30,222
Mr. Fuyunishiki Ryo	—	433,680	218,038
Total	$—	$446,469	$1,728,398

Proceed of Interest-free loan from related parties
Mrs. Qi Xiaoyu	$7,316	$2,815,899	$—
Mr. Fuyunishiki Ryo	214,734	86,478	—
Mr. Wu Zhihua	—	129,090	—
Total	$222,050	$3,031,467	$—

Repayment to (receivable from) related parties
Mrs. Qi Xiaoyu	$—	$4,035,593	$—
Ms. Wu Shunyu	105,601	—	—
Mr. Fuyunishiki Ryo	—	428,409	—
Mr. Wu Zhihua	—	129,090	—
Ishiyama	—	—	(35,990)
Total	$105,601	$4,593,092	$(35,990)

Service provided by related parties
Hermman Limited	$684,422	$—	$—
Total	$684,422	$—	$—

Stock-based compensation
Wu Zhihua	$1,209,000	$—	$—
Total	$1,209,000	$—	$—

Repurchase of Class A Shares by issuing Class B Shares
Smart Bloom Global Limited	$1,250	$—	$—
Total	$1,250	$—	$—

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

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we are dependent on receipt of funds our Hong Kong and Japanese subsidiaries, Linkage Holding and EXTEND. Linkage Holding will rely on payments made from Linkage Electronic, and Linkage Network. Linkage Network will rely on payments made from Chuancheng Digital and Chuancheng Internet. Dividends distributed by our subsidiaries in certain jurisdictions, such as in China and Japan, are subject to local taxes. PRC regulations may restrict the ability of the PRC subsidiaries to pay dividends to us.

Our Japanese subsidiary is permitted to distribute dividends only to the extent of the “distributable amount” stipulated in the Companies Act of Japan, or Japan Companies Act. See “Item 4. Information on the Company -B. Business Overview - Regulations - Regulatory Overview of Japan.”

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

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Linkage Holding may be considered a non-resident enterprise for tax purposes, so that any dividends Linkage Network pays to Linkage Holding may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information-E. Taxation- People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments from our Hong Kong and Japanese subsidiaries, Linkage Holding and EXTEND. Linkage Holding will rely on payments made from Linkage Electronic and Linkage Network. Linkage Network relies on payments made from Chuancheng Digital and Chuancheng Internet. If the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to any dividends paid by Linkage Network to its immediate holding company, Linkage Holding. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Linkage Holding intends to apply for the tax resident certificate if and when Linkage Network plans to declare and pay dividends to Linkage Holding. See “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in mainland China - There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC subsidiaries, and dividends payable by the PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

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

On October 11, 2024, at the Company’s annual general meeting, to implement a dual class structure, our shareholders approved (i) an ordinary resolution that the Company’s authorized share capital be amended from US$50,000 divided into 200,000,000 Shares of a par value of US$0.00025 each to US$50,000 divided into 195,000,000 Class A ordinary shares of par value US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each, and (ii) a special resolution to amend and restate the Company’s then-effective Amended and Restated Memorandum and Articles of Association to reflect the revised authorized share capital of the Company and the terms of the Class A ordinary shares and Class B ordinary shares.

On January 27, 2025, at an extraordinary general meeting of holders of Class A ordinary shares, the holders of Class A ordinary shares of the Company approved, as a special resolution, the variation of the rights attaching to Class A ordinary shares of par value US$0.00025 each resulting from the number of votes holders of Class B ordinary shares of par value US$0.00025 each are entitled to cast on a poll being increased from 20 votes to 100 votes for each Class B Ordinary Share they hold. On the same date, at an extraordinary general meeting of all shareholders, our shareholders approved, among other things, as an ordinary resolution, that the authorized share capital of the Company be immediately increased from US$50,000 divided into 195,000,000 Class A ordinary shares with a par value of US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each to US$2,500,000 divided into 9,980,000,000 Class A ordinary shares with a par value of US$0.00025 each and 20,000,000 Class B ordinary shares with a par value of US$0.00025 each.

On March 10, 2025, at an annual general meeting of the Company, our shareholders, among other things, passed an ordinary resolution (conditional upon the approval of our board in its sole discretion, with effect as of the date the board may determine) approving that the authorized, issued, and outstanding shares of the Company be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the board may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing shares of such class as set out in the Company’s memorandum and articles of association. On March 21, 2025, our board passed a resolution to affect share consolidation on April 7, 2025. According to board resolution, the Company has affected share consolidation on a 10 for 1 ratio, resulting in an authorized share capital of $2,500,000 divided into 998,000,000 Class A Ordinary Shares of par value US$0.0025 each and 2,000,000 Class B Ordinary Shares of par value US$0.0025 each.

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, which were filed as Exhibit 3.1 to our registration statement on Form F-1, as amended (File No. 333-289688).

Registered Office

Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KYI - 1205 Cayman Islands, and the phone number of our registered office is +1-(345)769-9372.

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

Our authorized share capital is $2,500,000 divided into 998,000,000 Class A Ordinary Shares of par value US$0.0025 each and 2,000,000 Class B Ordinary Shares of par value US$0.0025 each. Subject to the provisions of the Cayman Companies Act and the Articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares and may accept any application in whole or in part, for any reason or for no reason.

On October 11, 2024, at the annual general meeting, to implement a dual class structure, our shareholders approved (i) an ordinary resolution that the Company’s authorized share capital be amended from US$50,000 divided into 200,000,000 Shares of a par value of US$0.00025 each to US$50,000 divided into 195,000,000 Class A ordinary shares of par value US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each, and (ii) a special resolution to amend and restate the Company’s then-effective Amended and Restated Memorandum and Articles of Association to reflect the revised authorized share capital of the Company and the terms of the Class A ordinary shares and Class B ordinary shares.

On January 27, 2025, at an extraordinary general meeting of holders of Class A ordinary shares, the holders of Class A ordinary shares of the Company approved, as a special resolution, that the variation of the rights attaching to Class A ordinary shares of par value US$0.00025 each resulting from the number of votes holders of Class B ordinary shares of par value US$0.00025 each are entitled to cast on a poll being increased from 20 votes to 100 votes for each Class B Ordinary Share they hold is approved. On the same date, at an extraordinary general meeting of shareholders, our shareholders approved, among other things, as an ordinary resolution, that the authorized share capital of the Company be immediately increased from US$50,000 divided into 195,000,000 Class A ordinary shares with a par value of US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each to US$2,500,000 divided into 9,980,000,000 Class A ordinary shares with a par value of US$0.00025 each and 20,000,000 Class B ordinary shares with a par value of US$0.00025 each.

On March 10, 2025, at an annual general meeting of the Company, our shareholders, among other things, passed an ordinary resolution (conditional upon the approval of our board in its sole discretion, with effect as of the date the board may determine) approving that the authorized, issued, and outstanding shares of the Company be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the board may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing shares of such class as set out in the Company’s memorandum and articles of association. On March 21, 2025, our board pass a resolution to affect share consolidation on April 1, 2025. According to board resolution, the Company has affected share consolidation on a 10 for 1 ratio, resulting in an authorized share capital of $2,500,000 divided into 998,000,000 Class A Ordinary Shares of par value US$0.0025 each and 2,000,000 Class B Ordinary Shares of par value US$0.0025 each.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights and privileges except for voting and conversion rights. In respect of all matters subject to vote by way of poll at general meetings of the Company, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 100 votes per one Class B Ordinary Share. Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder. Each one (1) Class B Ordinary Share is convertible into one (1) Class A Ordinary Share. Class A Ordinary Shares are not convertible into shares of any other class.

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

Voting Rights

Subject to any rights or restrictions attached to any Class A Ordinary Shares and Class B Ordinary Shares, except as may otherwise be required by law, in respect of all matters subject to vote by way of poll at general meetings of the Company, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 100 votes per one Class B Ordinary Share. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

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

	Delaware	Cayman Islands
Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	The Cayman Companies Act does not specify the threshold for appointment of directors. Under our amended and restated articles of association, a director may be appointed by ordinary resolution or by the directors.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	There are no prohibitions in relation to cumulative voting under the Companies Act but our amended and restated articles of association do not provide for cumulative voting

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association of a company may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association of a company.

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

Data Protection in the Cayman Islands - Privacy Notice

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

D. Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulatory Overview in Mainland China-Regulations on Foreign Exchange.”

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

As Linkage Cayman is the ultimate holding company of Linkage Holding, Linkage Electronic, and Linkage Holding, Linkage Electronic, and HQT NETWORK are considered as connected parties, and therefore only one of the three entities may benefit from the two-tiered profits tax rates.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. AllBright, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, AllBright is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore, AllBright believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. See “Item 3. Key Information-D. Risk Factors - Risks Relating to Doing Business in mainland China - Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the Statistics Bureau of Japan, the inflation rate in Japan is expected to be/was approximately 3.1% and 2.7% in 2025 and 2024, respectively. According to the Statistics Bureau of the PRC, the inflation rate in the PRC is expected to be/was approximately 0.0% and 0.2% in 2025 and 2024, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Japan. If inflation rises, it may materially and adversely affect our business.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Prior to our IPO, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our condensed consolidated financial statements for the years ended September 30, 2025, 2024, and 2023 we and our independent registered public accounting firm identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3. Key Information-D. Risk Factors - Risks Relating to Our Business and Industry - If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2025. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on that evaluation, our management concludes that our internal control over financial reporting was not effective as of September 30, 2025, due to the material weaknesses identified by us and our independent registered accounting firm, as described above.

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

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weaknesses described above. In the fiscal year ending September 30, 2026, we will continue to implement additional measures to remediate them. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Years Ended September 30,
	2024	2025
Audit fees (1)	$200,000	$230,000
Audit-related fees (2)	40,000	-
Tax fees (3)	-	-
All other fees	-	-
Total	$240,000	$230,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Repurchasing of treasury shares resolved at the Board of Directors meeting held on January 19, 2025. The Company repurchase 2,000,000 Class A ordinary shares of par value US$0.00025 each (the Class A Ordinary Shares) from Smart Bloom Global Limited at par value (the Class A Share Repurchase), and (ii) the Company issue 2,000,000 Class B ordinary shares of par value US$0.00025 each (Class B Ordinary Shares) to WU Zhihua, the controlling shareholder of Smart Bloom Global Limited (the Class B Share Issuance) in accordance with the terms of the share application letter from WU Zhihua (the Share Application Letter). The Company proposes to allocate the proceeds from the Class B Share Issuance to pay for the Class A Share Repurchase.

Details of matters relating to repurchase

Number of Class A ordinary shares repurchased (Shares consolidated each 10 shares into 1 share)	200,000
Total purchase price for repurchase of shares	$500

Repurchasing of treasury shares resolved at the Board of Directors meeting held on April 29, 2025. The Company repurchase 300,000 Class A ordinary shares of par value US$0.0025 each (the Class A Ordinary Shares) from Smart Bloom Global Limited at par value (the Class A Share Repurchase), and (ii) the Company issue 300,000 Class B ordinary shares of par value US$0.0025 each (Class B Ordinary Shares) to WU Zhihua, the controlling shareholder of Smart Bloom Global Limited (the Class B Share Issuance) in accordance with the terms of the share application letter from WU Zhihua (the Share Application Letter). The Company proposes to allocate the proceeds from the Class B Share Issuance to pay for the Class A Share Repurchase.

Details of matters relating to repurchase

Number of Class A ordinary shares repurchased	300,000
Total purchase price for repurchase of shares	$750

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Linkage Global Inc and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1/A (file No. 333.289688), as amended, initially filed with the Securities and Exchange Commission on November 27, 2024)
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
2.2	Form of Representative’s Warrants (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.3	Form of Director Offer Letter between the Registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.4	Concerted Actor Agreement, dated February 17, 2023 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.5	English Translation of the Exclusive Licensing Agreement between Xiaoyu Qi and Chuancheng Digital, dated June 15, 2021 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.6	English Translation of the Exclusive Licensing Agreement between Xiaoyu Qi and Chuancheng Digital, dated April 6, 2022 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.7	English Translation of the Exclusive Licensing Agreement between Xiaoyu Qi and Chuancheng Digital, dated June 14, 2022 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.8	English Translation of Strategic Cooperation Agreement between Chuancheng Digital and Shenzhen Luoxi Technology Co., Ltd., dated January 16, 2023 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.9	English Translation of Strategic Cooperation Agreement between Chuancheng Digital and Shenzhen Huajue Communication Co., Ltd., dated May 16, 2022 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.10	English Translation of Strategic Cooperation Agreement between Chuancheng Digital and Shenzhen Weiermei Intelligent Technology Co., Ltd., dated November 3, 2022 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)

4.11	English Translation of Advertisement Publishing Agreement among HQT NETWORK, Chuancheng Digital, and Huntmobi Holdings Limited, dated January 2, 2023 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
4.12	China Partner Capability Fund Program Agreement between Google Asia Pacific Pte. Ltd. and HQT NETWORK, dated January 18, 2024 (incorporated by reference to Exhibit 4.12 to the shell company report on Form 20-F (File No. 001-41887), filed with the Securities and Exchange Commission on April 12, 2024)
4.13	Securities Purchase Agreement dated September 18, 2024 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333.283495), as amended, initially filed with the Securities and Exchange Commission on November 27, 2024)
4.14	Amendment to Securities Purchase Agreement dated December 18, 2024 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333.283495), as amended, initially filed with the Securities and Exchange Commission on November 27, 2024)
4.15	Amendment No. 2. To Securities Purchase Agreement dated January 17, 2025 (Incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F for the year ended September 30, 2024, filed with the Securities and Exchange Commission on January 27, 2025)
4.16	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of our report on Form 6-K filed with the SEC on May 16, 2025)
4.17	Securities Purchase Agreement dated July 17, 2025 (incorporated by reference to Exhibit 10.1 of our report on Form 6-K filed with the SEC on July 18, 2025)
Form of Registration Rights Agreement dated as of July 17, 2025 (incorporated by reference to Exhibit 10.2 of our report on Form 6-K filed with the SEC on July 18, 2025)
4.18	Form of Equity Purchase Agreement dated as of September 26, 2025 (incorporated by reference to Exhibit 10.1 of our report on Form 6-K filed with the SEC on September 29, 2025)
4.19	Form of Registration Rights Agreement dated as of September 26, 2025 (incorporated by reference to Exhibit 10.2 of our report on Form 6-K filed with the SEC on September 29, 2025)
4.20	Form of Equity Purchase Agreement incorporated by reference to Exhibit 10.1 of our report on Form 6-K filed with the SEC on November 26, 2025)
8.1*	List of subsidiaries of the Registrant
11.1	Form of Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-274326), as amended, initially filed with the Securities and Exchange Commission on September 1, 2023)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our report on Form 20-F (File No. 001-41887) filed with the SEC on April 12, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Letter from TPS Thayer, LLC, Independent Registered Public Accounting Firm
15.2*	Letter from HTL International, LLC, Independent Registered Public Accounting Firm
15.3*	Consent of AllBright Law Offices (Fuzhou)
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the shell company report on Form 20-F (File No. 001-41887), filed with the Securities and Exchange Commission on April 12, 2024)
101. INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Linkage Global Inc

	By:	/s/ Yang (Angela) Wang
Yang (Angela) Wang
Chief Executive Officer and Director

Date: January 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Linkage Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Linkage Global Inc. and its subsidiaries (the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

January 30, 2026

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
April 12, 2024

Linkage Global Inc
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2025 AND 2024
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of September 30,
	2025	2024
	USD
ASSETS
Current assets
Cash and cash equivalents	734,711	2,000,732
Accounts receivable, net	4,973,384	6,302,696
Inventories, net	2,018	66,331
Deposits paid to media platforms	—	482,650
Prepaid expenses and other current assets, net	3,928,921	2,689,581
Amount due from related parties	799,917	—
Short-term loan to third party	9,490,050	410,000
Interest receivable from loan to third party	794,379	—
Total current assets	20,723,380	11,951,990

Non-current assets
Property and equipment, net	222,266	85,807
Right-of-use assets, net	405,984	653,730
Total non-current assets	628,250	739,537
TOTAL ASSETS	21,351,630	12,691,527

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	52,376	624,723
Accrued expenses and other current liabilities	282,920	236,813
Short-term debts	—	32,810
Current portion of long-term debts	149,767	428,702
Contract liabilities	79,711	533,625
Amounts due to related parties	426,043	314,544
Lease liabilities - current	148,227	231,978
Convertible notes	2,008,405	964,865
Interest payable of convertible notes	58,333	—
Income tax payable	875,947	1,017,619
Total current liabilities	4,081,729	4,385,679

Non-current liabilities
Long-term debts	669,805	839,560
Lease liabilities - noncurrent	263,983	441,504
Total non-current liabilities	933,788	1,281,064
Total liabilities	5,015,517	5,666,743

Commitments and contingencies (Note 22)

Shareholders’ equity
Class A ordinary shares (par value of US$0.0025 per share; 998,000,000 ordinary shares authorized, 10,662,522 and 2,150,000 ordinary shares issued and outstanding as of September 30, 2025 and 2024, respectively) *	26,656	5,375
Class B ordinary shares (par value of US$0.0025 per share; 2,000,000 ordinary shares authorized, 1,000,000 and nil ordinary shares issued and outstanding as of September 30, 2025 and 2024, respectively) *	2,500	—
Additional paid in capital	21,238,987	5,591,596
Treasury Shares	(1,250)	—
Statutory reserve	11,348	11,348
Retained earnings	(5,754,888)	1,613,217
Derivative Liability – Embedded Conversion Option	887,231	—
Accumulated other comprehensive loss	(74,471)	(196,752)
Total shareholders’ equity	16,336,113	7,024,784
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,351,630	12,691,527

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on February 17, 2023, share split occurred on March 20, 2023, and share consolidation occurred on April 7, 2025 (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

Linkage Global Inc
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended September 30,
	2025	2024	2023
	USD
Revenues	5,098,190	10,289,681	12,733,339
Cost of revenues	(1,396,243)	(6,123,025)	(10,872,484)
Gross profit	3,701,947	4,166,656	1,860,855

Operating expenses
General and administrative expenses	(6,282,749)	(3,506,075)	(1,373,695)
Selling and marketing expenses	(1,444,202)	(434,856)	(595,804)
Research and development expenses	(585,290)	(302,280)	(588,108)
Gain from disposal of property and equipment	—	—	125,804
Total operating expenses	(8,312,241)	(4,243,211)	(2,431,803)
Operating loss	(4,610,294)	(76,555)	(570,948)

Other (expenses) /income
Investment income	—	44,570	2,119
Fair Value Change in Derivative Liability	(16,202)	—	—
Impairment loss from equity investment	—	—	(60,046)
Interest (expenses)/income, net	(2,439,481)	160,685	(102,360)
Other non-operating income	100,653	21,644	14,557
Total other (expenses)/income, net	(2,355,030)	226,899	(145,730)

(Loss)/income before income taxes	(6,965,324)	150,344	(716,678)
Income tax (provision)/ benefit	(402,781)	(589,680)	63,950
Net loss	(7,368,105)	(439,336)	(652,728)

Net loss	(7,368,105)	(439,336)	(652,728)
Other comprehensive income
Foreign currency translation adjustment	122,281	(74,851)	(15,524)
Total comprehensive loss attributable to the Company’s ordinary shareholders	(7,245,824)	(514,187)	(668,252)

Earnings per ordinary share attributable to ordinary shareholders
Basic and Diluted*	(1.27)	(0.21)	(0.33)
Weighted average number of ordinary shares outstanding
Basic and Diluted*	5,793,575	2,117,534	2,000,022

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on February 17, 2023, share split occurred on March 20, 2023, and share consolidation occurred on April 7, 2025 (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

Linkage Global Inc
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares*					Additional			Derivative Liability – Embedded	Accumulated other	Total
	Class A		Class B		Treasury	paid-in	Retained	Statutory	Conversion	comprehensive	Shareholders’
	Shares*	Amount	Shares*	Amount	Shares	capital	earnings	reserve	Option	income(loss)	Equity
Balance as of September 30, 2024	2,150,022	5,375	—	—	—	5,591,596	1,613,217	11,348	—	(196,752)	7,024,784
Net loss	—	—	—	—	—	—	(7,368,105)	—	—	—	(7,368,105)
Pre-delivery shares related to the issuance of convertible notes	930,000	2,325	—	—	—	1,764,675	—	—	—	—	1,767,000
Stock-based compensation (Class B)	—	—	500,000	1,250	—	1,207,750	—	—	—	—	1,209,000
Repurchase of Class A Shares by issuing Class B Shares	—	—	500,000	1,250	(1,250)	—	—	—	—	—	—
Capital injection by new investors	4,000,000	10,000	—	—	—	1,802,430	—	—	—	—	1,812,430
Convert convertible notes into shares	3,582,500	8,956	—	—	—	10,872,536	—	—	—	—	10,881,492
Issuance of convertible notes	—	—	—	—	—	—	—	—	871,029	—	871,029
Fair Value Change in Derivative Liability	—	—	—	—	—	—	—	—	16,202	—	16,202
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	122,281	122,281
Balance as of September 30, 2025	10,662,522	26,656	1,000,000	2,500	(1,250)	21,238,987	(5,754,888)	11,348	887,231	(74,471)	16,336,113

	Ordinary shares*		Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total Shareholders’
	Share	Amount	capital	earnings	reserve	income(loss)	Equity
Balance as of September 30, 2023	2,000,022	5,000	1,549,913	2,052,553	11,348	(121,901)	3,496,913
Net Loss	—	—	—	(439,336)	—	—	(439,336)
Net Proceeds from the initial public offering	1,500,000	375	4,041,683	—	—	—	4,042,058
Foreign currency translation adjustment	—	—	—	—	—	(74,851)	(74,851)
Balance as of September 30, 2024	2,150,022	5,375	5,591,596	1,613,217	11,348	(196,752)	7,024,784

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on February 17, 2023, share split occurred on March 20, 2023, and share consolidation occurred on April 7, 2025 (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

Linkage Global Inc
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended September 30,
	2025	2024	2023
	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(7,368,105)	(439,336)	(652,728)

Adjustments to reconcile net loss to net cash used in by operating activities:
Effect of exchange rate changes	(20,183)	(226,846)	—
Allowance for credit loss	1,951,083	958,584	116,428
Interest payable of convertible notes	3,140,934	—	—
Interest receivable from loan to third party	(794,379)	—	—
Stock-Based Compensation	1,209,000	—	—
Depreciation and amortization	49,068	86,911	83,226
Amortization of lease right-of-use assets	221,246	224,451	180,464
Gains from disposal of subsidiary	(29,674)	—	—
Share of profit from long-term investment	—	—	(2,119)
Disposal gain from property and equipment	—	—	(125,804)
Inventory write-downs	7,570	11,858	19,981
Deferred tax expenses/(benefits)	—	148,239	(160,402)
Long-term investment impairment	—	—	60,046
Fair Value Change in Derivative Liability	16,202	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(601,588)	(5,023,387)	36,738
Prepaid expenses and other current asset, net	(1,832,468)	1,870,567	(3,871,930)
Inventories, net	56,743	601,543	(359,859)
Accounts payable	(572,347)	(517,944)	624,347
Contract liabilities	(453,914)	3,137	84,680
Accrued expenses and other current liabilities	25,143	(37,987)	(25,816)
Amounts due from related parties	684,422	—	34,552
Amounts due to related parties	—	446,469	139,772
Tax payable	(111,998)	436,384	113,597
Operating lease liabilities	(261,272)	(178,037)	(178,341)
Net cash (used in)/provided by operating activities	(4,684,517)	(1,635,394)	(3,883,168)

Cash flow from investing activities
Purchase of property and equipment	(171,110)	—	(12,137)
Proceeds from disposal of property and equipment	—	—	1,745,094
Proceed from withdrawal of long-term investment	—	44,570	93,574
Provide short-term loan to third party	(9,080,050)	(410,000)	—
Net cash (used in)/provided by investing activities	(9,251,160)	(365,430)	1,826,531

Cash flow from financing activities
Proceeds from issuance of Class A ordinary shares upon the completion of IPO	—	5,356,417	—
Proceeds from issuance of Class A ordinary shares	1,812,430	—	—
Proceeds from issuance of convertible notes	11,068,460	999,957	—
Payment of service fees for convertible notes	—	(351,000)	—
Proceeds from short-term debts	—	133,044	—
Proceeds from long-term debts	—	—	1,238,592
Repayments of short-term debts	(32,810)	(101,778)	(107,963)
Repayments of long-term debts	(406,199)	(1,325,703)	(1,918,181)
Proceed of interest-free loan from related parties	222,050	3,031,467	—
Repayments of loans to a related party	(105,601)	(4,593,092)	—
Capital contribution from shareholder	—	—	1,430,612
Payments for deferred offering costs	—	(273,287)	(1,041,447)
Net cash provided by/(used in) financing activities	12,558,330	2,876,025	(398,387)
Effect of exchange rate changes	111,326	18,051	(123,887)
Net change in cash and cash equivalents	(1,266,021)	893,252	(2,578,911)
Cash and cash equivalents, beginning of the year	2,000,732	1,107,480	3,686,391
Cash and cash equivalents, end of the year	734,711	2,000,732	1,107,480

Supplemental disclosures of cash flow information:
Income tax paid	111,998	2,050	150,124
Interest expense paid	18,271	48,607	65,901

Supplemental disclosures of non-cash activities:
Obtaining right-of-use assets in exchange for operating lease liabilities	389,117	209,652	805,409

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

As of the date of the financial statement, the Company’s major subsidiaries are as follows:

Name	Date of Incorporation	Percentage of effective ownership	Principal Activities
Wholly owned subsidiaries
Linkage Holding (Hong Kong) Limited (“Linkage Holding”)*	April 13, 2022	100%	Investing holding company
Extend Co., Limited (“EXTEND”)	June 23, 2011	100%	Cross-border sales
Linkage Electronic Commerce Limited (“Linkage Electronic”)	March 11, 2022	100%	Cross-border sales
HQT Network Co., Limited (“HQT NETWORK”)*	December 8, 2016	100%	Integrated E-commerce training services
Linkage (Fujian) Network Technology Limited (“Linkage Tech” or “WFOE”)	November 24, 2022	100%	Investing holding company
Fujian Chuancheng Internet Technology Limited (formerly known as “Fujian Haishi Cross border Education Technology Limited”)	March 2, 2021	100%	Integrated E-commerce training services
Fujian Chuancheng Digital Technology Limited	June 1, 2021	100%	Cross-border sales
Linkage Global U.S. Inc.	April 22, 2025	100%	Investing holding company

*	Linkage Holding began operations since 2023 as an investing holding company.

*	The Company initiated the deregistration process for its subsidiary, HQT, in April 2025; to date, the deregistration procedures remain incomplete. Please refers to discontinued operation and note 17.

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

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The value of RMB, HKD and JPY against US$ may fluctuate and is affected by, among other things, changes in the political and economic conditions. Any significant revaluation of RMB, HKD or JPY may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

Balance sheet items, except for equity accounts:

As of September 30,
	2025	2024	2023
RMB to US	US$1=RMB7.1190	US$1=RMB7.0176	US$1=RMB7.2960
JPY to US	US$1=JPY147.9700	US$1=JPY143.2500	US$1=JPY149.4300
HKD to US	US$1=HKD7.7809	US$1=HKD7.7693	US$1=HKD7.8308

Items in the statements of income and comprehensive income, and statements of cash flows:

For the Years Ended September 30,
	2025	2024	2023
RMB to US	US$1=RMB7.2125	US$1=RMB7.2043	US$1=RMB7.0533
JPY to US	US$1=JPY149.1517	US$1=JPY150.3267	US$1=JPY138.9277
HKD to US	US$1=HKD7.7948	US$1=HKD7.8127	US$1=HKD7.8310

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

Accounts Receivable, net

Accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customers before payment is due. Accounts receivable are stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The group has adopted ASU 2016-13 on a modified retrospective basis since October 1, 2023, and the impact on opening balance is $863,328. The allowance for credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company applies a roll rate-based method that considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and updates it if necessary. Additionally, the Company evaluates individual customer’s financial condition, credit history, and the current economic conditions to make specific provision of credit loss when it is considered necessary, based on (i)the Company’s specific assessment of the collectability of all significant accounts, and (ii) any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The fact and circumstance of each account may require the Company to use substantial judgment in assessing its collectability, The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and updates it if necessary. The allowance for credit losses, as of September 30, 2025, 2024 and 2023 were $2,304,356, $1,112,315 and $109,214, respectively.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Specific allowance for credit losses

The Company identify specific allowance for clients of fully managed e-commerce operation services business based on the credit term. The group provided credit terms from seven to nine months based on the company's experience. Online stores usually invest a relatively large portion of their profits in advertising and promotions in the early stage. Generally, it will take seven to nine months before there is a certain amount of surplus funds. There are 4 clients with account receivables of $5,390,739 as of September 30, 2025, among which $3,103,186 had passed the credit period, The accounts receivable of $2,351,348 that had reached the credit period on September 30, 2025 had been collected in January 2026. The Company has recognized a full credit losses on the overdue accounts receivable of $751,838.

The Company also identify specific allowance for a clients of cross-border e-commerce business based on the credit term. The group provided 6 months credit terms. The account receivables of $1,570,384   had passed the credit period as of September 30, 2025, and $19,378 had been collected in November 2025. The Company has recognized a full credit losses on the overdue accounts receivable of $1,550,750.

For purposes of this section only, the term “Customers” shall mean (i) cross-border e-commerce sellers (both enterprises and individuals) that purchase products, e-commerce operation training, and software support services, (ii) media that pay the Company’s subsidiaries commissions. (iii) the owners of online store in fully managed e-commerce operation services business.

Inventories, net

Inventories, primarily consisting of finished goods, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. The Group records inventory valuation allowance for obsolete inventories based upon assumptions on current and future demand forecast. The Group reviews inventory to determine whether the carrying value exceeds the estimated net realizable value. If the inventory on hand is in excess of the estimated net realizable value, inventory valuation allowance is estimated and recorded by lowering the cost of inventory to the estimated net realizable value for slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. Once inventory valuation allowance is recorded, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Inventory valuation allowance balance as of September 30, 2025 and 2024 were $95,003 and $93,037, respectively.

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

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of September 30, 2025 and 2024, respectively.

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

Stock-Based Compensation

The Company accounts for stock-based compensation under ASC 718 “Compensation - Stock Compensation” using the fair value-based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the shorter of the service period or the vesting period of the stock-based compensation. This guidance establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.

The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option pricing model. Determining the fair value of stock-based compensation at the grant date under this model requires judgment, including estimating volatility, employee stock option exercise behaviors and forfeiture rates. The assumptions used in calculating the fair value of stock-based compensation represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

When determining fair value of stock options, the Company considers the following assumptions in the Black-Scholes model:

●	Exercise price,

●	Expected dividends,

●	Expected volatility,

●	Risk-free interest rate; and

●	Expected life of option

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

(1)	Convertible notes issued on September 18, 2024

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

(2)	Convertible notes issued on July 17, 2025

On July 17, 2025, the Company entered into a securities purchase agreement with an investor pursuant to which the Company may issue up to $30.0 million aggregate principal amount of senior unsecured convertible notes convertible into Class A ordinary shares of the Company. At the initial closing on July 17, 2025, the Company issued a senior unsecured convertible note with a principal amount of $3.5 million (the “Initial Note”). The Initial Note was issued at an original issue discount of 10%, bears interest at a rate of 10% per annum, and matures on July 17, 2027. The Notes are convertible at the option of the holder for a number of the Company’s Class A ordinary shares equal to 110% of the sum of (a) the portion of the outstanding principal and (b) accrued and unpaid interest. The conversion price (“Conversion Price”) is initially set at the closing price of the Company’s Class A ordinary shares on the trading day immediately prior to the closing date. The Conversion Price is subject to periodic downward adjustments every three months if the then-current Conversion Price exceeds an alternate conversion price (“Alternate Conversion Price). The Alternate Conversion Price is defined as the lowest of (i) the then-effective Conversion Price, (ii) 90% of the lowest 10-day volume weighted average price (“VWAP”) during the ten consecutive trading days prior to conversion, and (iii) a floor price (“Floor Price”). The Floor Price was initially set at $0.494 and is also subject to downward adjustment every six months to an amount equal to 20% of the lower of the then-current closing price or the five-day average closing price prior to the adjustment date.

On October 6, 2025, the Company and the investor entered into amendments to the Initial Note and the related registration rights agreement (the “Amendments”). The Amendments removed provisions that permitted adjustment of the Floor Price and revised the definition of the Alternate Conversion Price to the lower of (i) the Conversion Price then in effect and (ii) the greater of the Floor Price and 90% of the lowest daily VWAP of the Company’s Class A ordinary shares during the ten trading days immediately preceding the applicable conversion notice.

The Company evaluated the embedded features of the Initial Note in accordance with ASC 815, Derivatives and Hedging. The Company has not elected the fair value option to account for the Initial Note. The Company concluded that the conversion option embedded in the Initial Note should be bifurcated and accounted for separately as a derivative liability on the basis that: (i) the economic characteristics and risks of the conversion option are not clearly and closely related to the debt host; (ii) the conversion option itself as a separate instrument meets the definition of a derivative instrument under ASC 815-10-15-83; and (iii) the conversion option does not qualify for the scope exception for contracts indexed to the Company’s own shares and classified in shareholders’ equity. Certain holder-controlled redemption features were also not considered clearly and closely related to the debt host instrument under ASC 815-15-25-42 as the settlement is based on changes in factors other than interest rates nor credit risk. Therefore, those redemption features are required to be bifurcated and accounted for separately.

Upon issuance, the Company recognized the fair value of the embedded derivative features as derivative liabilities, with a corresponding debt discount recorded as a reduction to the carrying amount of the host debt. The host debt is subsequently accounted for at amortized cost using the effective interest method, and the debt discount is amortized to interest expense over the term of the Initial Note. The derivative liabilities are remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value measurement on Derivative Liability – Embedded Conversion Option.

The Company identifies derivative instruments arising from the embedded conversion option of debt. The fair value of the derivative liability is considered a level 3 valuation and is determined using the binominal valuation model. As of September 30, 2025, the fair value of the derivative liability was $887,231. The change for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

Amount
Fair value as of July 17, 2025	$871,029
Change in Fair Value	16,202
Fair value as of September 30, 2025	$887,231

The significant unobservable inputs used in the measurement of fair value of derivative liability as of September 30, 2025 are as follows:

	CB@2025/07/17	CB@2025/09/30	CB@2025/10/06
Expected term (in years)	2.0	1.8	1.78
Volatility	55.18%	52.67%	52.97%
Risk free interest rate	3.99%	3.69%	3.69%
Dividend yield	0.00%	0.00%	0.00%

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

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings.

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

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to Customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of September 30, 2025, and 2024.

The contract liabilities consist of deferred revenue, which represent the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue which primarily arises from cross-border sales amounted to $79,711 and $533,625 as of September 30, 2025 and 2024, respectively. Revenue recognized in the current reporting period that was included in the contract liabilities at the beginning of the reporting period was $465,953 and $468,545 for the years ended September 30, 2025 and 2024. The Group expects to recognize this balance as revenue over the next 12 months.

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

Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) salary and social welfare expenses; (ii) freight; and (iii) the advertising costs and market promotion expenses. The advertising costs and market promotion expenses were $1,776,966, $25,210, and $5,733 for the years ended September 30, 2025, 2024 and 2023, respectively. The advertising costs and market promotion expenses are expensed as incurred. The freight for sales of goods was included in selling and marketing expenses. The freight costs are expenses when incurred. The freight costs were $13,583 $57,421 and $118,647 for the years ended September 30, 2025, 2024 and 2023, respectively.

General and administrative expenses

General and administrative expenses mainly consist of (i) salary and social welfare expenses; (ii) rental cost for offices; (iii) depreciation expenses; (iv) consulting fees; and (v) allowance for credit loss.

Employee benefits

The Company’s subsidiaries participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included in research and development expenses, selling and marketing expenses and general and administrative expenses in the accompanying consolidated statements of comprehensive income amounted to $147,971, $150,511 and $141,702 for the years ended September 30, 2025, 2024, and 2023, respectively.

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

The Group recorded government subsidies of $13,865, $701 and $1,314 in others, net for the years ended September 30, 2025, 2024 and 2023, respectively.

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

For the years ended September 30, 2025, 2024, and 2023, nil, nil and $11,348 appropriation were made to the statutory surplus fund and discretionary surplus fund by one of the Company’s PRC subsidiaries

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS.

Two-class method

Based on the ASC 260, a reporting entity may have two classes of common stock that have identical rights and privileges, except for voting rights. Generally, the two classes can be combined and presented as one class for EPS purposes when the only difference is related to voting rights, but the classes otherwise share equally in dividends and residual net assets on a per share basis. In this situation, a reporting entity should clearly indicate that the earnings per share amounts reflect both classes of common stock and should appropriately disclose the facts and circumstances in the footnotes.

Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of September 30, 2025 and 2024, there was no dilution impact.

Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

(1)	the component of an entity or group of components of an entity meets the criteria to be classified as held for sale;

(2)	the component of an entity or group of components of an entity is disposed of by sale;

(3)	the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

The Company assesses whether a deregistered subsidiary is required to be presented as discontinued operation in its consolidated financial statements on the deconsolidation date. This assessment is based on whether or not the deconsolidation represents a strategic shift that has or will have a major effect on the Company’s operations or financial results.

The revenue contributed by HQT was USD 76,907 and USD 312,180 for the years ended September 30, 2025 and 2024, accounting for only 2% and 3% of the group's total revenue for the years ended September 30, 2025 and 2024, respectively. The total asset of HQT was Nil as of September 30, 2025. Besides, the deregistration of HQT did not represent a strategic shift as the Digital Marketing Services provided by HQT was no longer a material part of the Company’s business since 2024. Hence, the deregistration of HQT did not meet the criteria for presentation as a discontinued operation.

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

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. 5 The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. We are evaluating the effect this guidance will have on our tax disclosures.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) and No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which will require additional disclosure of the nature of expenses included in the income statement in response to longstanding requests from investors for more information about an entity’s expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The new standard will be effective for public companies for fiscal years beginning after December 15, 2026, and interim periods within

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

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

	For the Year ended September 30, 2025
	EXTEND	Other subsidiaries	Consolidated
Revenues from external Customers	$611,568	$4,486,622	$5,098,190
Segment income before tax	$(182,253)	$(7,185,852)	$(7,368,105)

	For the Year ended September 30, 2024
	EXTEND	Other subsidiaries	Consolidated
Revenues from external Customers	$4,101,865	$6,187,816	$10,289,681
Segment income before tax	$(1,045,848)	$1,196,192	$150,344

	For the Year ended September 30, 2023
	EXTEND	Other subsidiaries	Consolidated
Revenues from external Customers	$8,749,200	$3,984,139	$12,733,339
Segment income before tax	$(435,557)	$(281,121)	$(716,678)

The total assets from continuing operations by segments as of September 30, 2025, 2024 and 2023 were as follows:

	As of September 30,
	2025	2024	2023
Segment assets
EXTEND	$386,047	$1,381,124	$3,638,188
Other subsidiaries	20,965,583	11,310,403	6,995,325
Total segment assets	$21,351,630	$12,691,527	$10,633,513

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

3. SEGMENT INFORMATION (cont.)

The property and equipment, net from continuing operations by segments as of September 30, 2025, 2024 and 2023 were as follows:

	As of September 30,
	2025	2024	2023
Property and equipment, net
EXTEND	$—	$577	$11,708
Other subsidiaries	222,266	85,230	146,934
Total property and equipment, net	$222,266	$85,807	$158,642

The right-of-use assets, net from continuing operations by segments as of September 30, 2025, 2024 and 2023 were as follows:

	As of September 30,
	2025	2024	2023
Right-of-use assets, net
EXTEND	$27,335	$91,458	$116,015
Other subsidiaries	378,649	562,272	508,930
Total right-of-use assets, net	$405,984	$653,730	$624,945

4. REVENUE

The following table disaggregates the Group’s revenue for the years ended September 30, 2025, 2024 and 2023:

	For the Years Ended September 30,
	2025	2024	2023
By revenue streams
Cross-border sales	$1,223,973	$6,476,939	$10,587,053
Integrated e-commerce services
Fully managed e-commerce operation services	3,715,618	3,280,002	—
Digital marketing services	76,907	312,180	1,527,247
Others	81,692	220,560	619,039
Total	$5,098,190	$10,289,681	$12,733,339

5. INVENTORIES, NET

Inventories consisted of the following:

	As of September 30,
	2025	2024
Finished goods	$97,021	$131,408
Goods in transit	—	27,960
Inventory valuation allowance	(95,003)	(93,037)
Inventories, net	$2,018	$66,331

Movement of inventory valuation allowance is as follows:

	As of September 30,
	2025	2024
Balance at the beginning of the year	$93,037	$83,889
Addition	7,570	11,858
Write-offs	(2,675)	(6,589)
Foreign currency translation adjustment	(2,929)	3,879
Balance at the end of the year	$95,003	$93,037

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

6. ACCOUNT RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of September 30,
	2025	2024
Accounts receivable	$7,277,740	$7,415,011
Allowance for credit loss	(2,304,356)	(1,112,315)
Total accounts receivable, net	$4,973,384	$6,302,696

Movements of allowance for credit loss are as follows:

	As of September 30,
	2025	2024
Beginning balance	$1,112,315	$109,214
Addition	1,951,083	985,102
Provision (recovery of provision)	—	(26,518)
Write off	(739,689)	—
Exchange rate effect	(19,353)	44,517
Ending balance	$2,304,356	$1,112,315

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consist of the following:

	As of September 30,
	2025	2024
Tax refunds(1)	$109,401	$402,048
Deposits	32,068	436,450
Advance to suppliers(2)	1,110,819	35,128
Prepaid expenses(3)	2,254,030	1,808,887
Convertible Note, Current——Subscription Receivable(4)	412,000	—
Others	10,603	7,068
Prepayments and other current assets, net	$3,928,921	$2,689,581

(1)	Tax refunds consist of consumption tax and VAT refund for export business. The Group is eligible for consumption tax and VAT refund for cross-border products sales in Japan and China.

(2)

Due to the company's plan to launch a TikTok business in Japan in 2026, it signed a procurement agreement with a Hong Kong trading company and made an advance payment of $1,110,000 for the purchase of 3C electronic products such as headphones.

(3)

To expand its e-commerce business in overseas markets, the Company entered into one-year cooperation agreements with two advertising and marketing firms in June 2025. These two firms are responsible for the product traffic acquisition of the Company on overseas platforms such as Facebook and TikTok. The total advertising input amounted to $2,174,686, which is amortized into sales expenses on a quarterly basis in accordance with the settlement documents.

(4)	The Company issued convertible notes in July 2025, of which $450,000 remained uncollected. The amount after deducting related fees was $412,000, which was received in December 2025.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

8. SHORT TERM LOAN TO THIRD PARTY

The Company signed loan agreement with a third-party Short Selling Capital Group Limited to provide short term loans on September 26, 2024. The original contract was scheduled to expire on September 25, 2025, and the Company has renewed the contract for an additional one year upon its expiration, with the new expiration date set for September 25, 2026.

As of September 30, 2025 and 2024, the short-term loans to third party consist of the following:

Borrower	Annual Interest Rate	Maturity		As of September 30, 2025
Short Selling Capital Group Limited	9.00%	09/26/2024	09/25/2026	$9,000,000
Extreme Craftsman (Hong Kong) Limited	4.00%	09/03/2025	09/02/2026	490,050
Interest receivable from loan to third party(1)				794,379
Total				$10,284,429

(1)	The interest of loan to Short Selling Capital Group Limited was received in December 2025.

Borrower	Annual Interest Rate	Maturity		As of September 30, 2025
Short Selling Capital Group Limited	9.00%	09/26/2024	09/25/2025	$794,379
				$794,379

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of September 30,
	2025	2024
Cost
Office equipment	$30,212	$30,672
Vehicle	459,487	319,574
Leasehold improvement	56,459	10,385
	546,158	360,631

Less: accumulated depreciation and amortization	(323,892)	(274,824)
Property and equipment, net	$222,266	$85,807

(1)	Depreciation expense was $49,068, $86,911 and $83,226 for the years ended September 30, 2024, 2023 and 2022, respectively.

(2)	No impairment loss was recognized for the years ended September 30, 2025, 2024 and 2023.

(3)	As of September 30, 2024, a vehicle, owned by Chuancheng Digital, for which the carrying value was $77,550, was pledged to secure a long-term loan from a financial institution. The loan was repaid in 2025, and no vehicle has been pledged as collateral for it.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

10. LEASING

The Group has operating leases for offices and warehouses. The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	As of September 30,
	2025	2024
Operating lease right-of-use assets, net	$405,984	$653,730
Operating lease liabilities-current	148,227	231,978
Operating lease liabilities-non-current	263,983	441,504
Total operating lease liabilities	$412,210	$673,482

The components of lease expenses were as follows:

	For the year ended September 30,
	2025	2024
Lease cost
Amortization of right-of-use assets	$221,246	$224,451
Interest of operating lease liabilities	21,234	23,048
Total lease cost	$242,480	$247,499

The weighted average remaining lease term was approximately 2.67 years as of September 30, 2025, and the weighted average discount rate was 3.35% for the year ended September 30, 2025.

The maturities of lease liabilities in accordance with Leases (ASC 842) in each of the next five years as of September 30, 2025 were as follows:

USD

2026	159,756
2027	145,923
2028	126,954
2029	—
2030	—
Total minimum lease payments	432,633

Less: Interest	(20,423)
Present value of lease obligations	412,210
Less: Current portion	148,227
Non - current portion of lease obligations	263,983

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

11. SHORT-TERM DEBTS

As of September 30, 2025 and 2024, the short-term debts were for working capital purposes. Short-term debts consist of the following:

Bank	Annual Interest Rate	Maturity	As of September 30, 2025
N/A	N/A	N/A	—
—

Bank	Annual Interest Rate	Maturity		As of September 30, 2024
Higashi-Nippon Bank	1.55%	12/19/2023	12/25/2024	$32,810
				$32,810

The short-term debts as of September 30, 2024   were primarily obtained from one bank with interest rate 1.55% per annum, the debts was returned in 2025.

The interest expenses were $78, $183 and $543 for the years ended September 30, 2025, 2024 and 2023, respectively.

12. LONG-TERM DEBTS

As of September 30, 2025 and 2024, long-term debts consist of the following:

				As of September 30, 2025		As of September 30, 2024
Bank and other financial institution	Annual Interest Rate	Start	End	Long- term	Long- term (current portions)	Long- term	Long- term (current portions)	Pledge
				USD		USD
The Shoko Chukin Bank	1.11%	05/26/2020	04/25/2030	73,312	20,437	96,838	21,110
The Shoko Chukin Bank	1.50%	02/04/2022	01/27/2025	—	—	—	21,780
Mizuho Bank	0.83%	03/25/2020	03/25/2025	—	—	—	6,855
Mizuho Bank	2.00%	06/01/2021	06/01/2031	96,303	20,274	120,419	20,942
Japan Finance Corporation	1.11%	07/16/2020	06/30/2030	125,025	36,899	164,328	38,115
Musashino Bank	1.50%	05/31/2022	06/02/2025			—	46,408
Japan Finance Corporation	1.36%	06/09/2020	04/20/2030	74,393	20,761	98,290	21,445
Japan Finance Corporation	1.28%	04/23/2021	03/20/2031	30,445	7,468	38,569	7,714
Kiraboshi Bank	0.50%	06/27/2023	05/30/2032	270,325	43,928	321,116	45,376
Zhongli International Financial Leasing Co. LTD	14.56%	08/11/2022	08/15/2025	—	—	—	130,625
Zhongli International Financial Leasing Co. LTD	13.63%	07/26/2022	07/26/2025	—	—	—	68,332	Vehicle
				669,805	149,767	839,560	428,702

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

12. LONG-TERM DEBTS (cont.)

The long-term debts as of September 30, 2025 were primarily obtained from four banks, with interest rates ranging from 0.38% to 2.00% per annum. The long-term debts as of September 30, 2024 were primarily obtained from five banks and one financial institution, with interest rates ranging from 0.38% to 14.56% per annum. The interest expenses were $18,194 $62,870 and $102,350 for the years ended September 30, 2025, 2024 and 2023, respectively. The weighted average interest rates of long-term debts outstanding were 0.89% and 3.02% per annum as of September 30, 2025 and 2024, respectively.

As of September 30, 2025 and 2024, there was no event of default on long-term debts occurred. As of September 30, 2025 and September 30, 2024, no long-term debts were guaranteed by the Company or its subsidiaries. As of September 30, 2024, a vehicle with carrying value of $77,550 was pledged against one long-term debt.

The Group was not subject to any financial covenants as of September 30, 2025 and 2024.

Debt Maturities

The contractual maturities of the Group’s long-term debts as of September 30, 2025 were as follows:

Principle amount
Within 1 year	$149,767
1 – 2 years	142,975
2 – 3 years	142,975
3 – 4 years	142,975
4 – 5 years	114,672
Over 5 years	126,208
Total	$819,572

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2025	2024
Accrued payroll and welfare	$169,841	$171,479
Tax Payable	61,982	56,018
Employee Reimbursement	25,913	—
Others	25,184	9,316
	$282,920	$236,813

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

14. CONVERTIBLE NOTES

(1)	Convertible notes issued on September 18, 2024

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

The principal of the convertible notes, together with accrued interest, totaling $10,881,492 was fully converted into equity shares on July 1, 2025. The conversion price was $2.4 per share, representing a total of 4,512,500 converted shares, of which 930,000 shares were issued as consideration at the time of the convertible notes’ issuance.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

14. CONVERTIBLE NOTES (cont.)

(2)	Convertible notes issued on July 17, 2025

On July 17, 2025, the Company entered into a securities purchase agreement with an investor pursuant to which the Company may issue up to $30.0 million aggregate principal amount of senior unsecured convertible notes convertible into Class A ordinary shares of the Company. At the initial closing on July 17, 2025, the Company issued a senior unsecured convertible note with a principal amount of $3.5 million (the “Initial Note”). The Initial Note was issued at an original issue discount of 10%, bears interest at a rate of 10% per annum, and matures on July 17, 2027. The Notes are convertible at the option of the holder for a number of the Company’s Class A ordinary shares equal to 110% of the sum of (a) the portion of the outstanding principal and (b) accrued and unpaid interest. The conversion price (“Conversion Price”) is initially set at the closing price of the Company’s Class A ordinary shares on the trading day immediately prior to the closing date. The Conversion Price is subject to periodic downward adjustments every three months if the then-current Conversion Price exceeds an alternate conversion price (“Alternate Conversion Price). The Alternate Conversion Price is defined as the lowest of (i) the then-effective Conversion Price, (ii) 90% of the lowest 10-day volume weighted average price (“VWAP”) during the ten consecutive trading days prior to conversion, and (iii) a floor price (“Floor Price”). The Floor Price was initially set at $0.494 and is also subject to downward adjustment every six months to an amount equal to 20% of the lower of the then-current closing price or the five-day average closing price prior to the adjustment date.

On October 6, 2025, the Company and the investor entered into amendments to the Initial Note and the related registration rights agreement (the “Amendments”). The Amendments removed provisions that permitted adjustment of the Floor Price and revised the definition of the Alternate Conversion Price to the lower of (i) the Conversion Price then in effect and (ii) the greater of the Floor Price and 90% of the lowest daily VWAP of the Company’s Class A ordinary shares during the ten trading days immediately preceding the applicable conversion notice.

The Company evaluated the embedded features of the Initial Note in accordance with ASC 815, Derivatives and Hedging. The Company has not elected the fair value option to account for the Initial Note. The Company concluded that the conversion option embedded in the Initial Note should be bifurcated and accounted for separately as a derivative liability on the basis that: (i) the economic characteristics and risks of the conversion option are not clearly and closely related to the debt host; (ii) the conversion option itself as a separate instrument meets the definition of a derivative instrument under ASC 815-10-15-83; and (iii) the conversion option does not qualify for the scope exception for contracts indexed to the Company’s own shares and classified in shareholders’ equity. Certain holder-controlled redemption features were also not considered clearly and closely related to the debt host instrument under ASC 815-15-25-42 as the settlement is based on changes in factors other than interest rates nor credit risk. Therefore, those redemption features are required to be bifurcated and accounted for separately.

Upon issuance, the Company recognized the fair value of the embedded derivative features as derivative liabilities, with a corresponding debt discount recorded as a reduction to the carrying amount of the host debt. The host debt is subsequently accounted for at amortized cost using the effective interest method, and the debt discount is amortized to interest expense over the term of the Initial Note. The derivative liabilities are remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations.

The amortized cost of the convertible notes as of September 30, 2025 consisted of the following:

As of September 30,
2025
Convertible notes- Issued in July, 2025	$3,500,000
Less debt issuance cost	(356,000)
Less debt discount	(350,000)
Fair value of Conversion Option@2025/7/17	(871,029)
Convertible Notes	1,922,971
Add amortization of issuance cost	85,434
Total Convertible Notes	2,008,405
Interest payable of convertible notes	58,333
Total convertible notes and interest payable of convertible notes	$2,066,738

Based on the calculation model, the internal rate of return of the convertible notes is 54.61%.

Fair value measurement on Derivative Liability – Embedded Conversion Option.

The Company identifies derivative instruments arising from the embedded conversion option of debt. The fair value of the derivative liability is considered a level 3 valuation and is determined using the binominal valuation model. As of September 30, 2025, the fair value of the derivative liability was $887,231. The change for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

Amount
Fair value as of July 17, 2025	$871,029
Change in Fair Value	16,202
Fair value as of September 30, 2025	$887,231

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

Japan

Japan has a progressive tax system, of which its corporate income tax is calculated on the estimated assessable profits for the years ended September 30, 2025, 2024 and 2023 times applicable tax rates. EXTEND is subject to national corporate income tax, inhabitant tax, and enterprise tax in Japan, which in the aggregate, resulted in the statutory income tax rate of approximately 36.8%, 36.8% and 36.8% for the years ended September 30, 2025, 2024 and 2023, respectively

The effective income tax rate was approximately -5.78%, 392.22%, and 8.92% for the years ended September 30, 2025, 2024 and 2023, respectively.

The income tax expenses consist of the following components:

	For the years ended September 30,
	2025	2024	2023
Current income tax expenses	$402,781	$441,441	$96,452
Deferred income tax expenses/(benefit)	—	148,239	(160,402)
Total income tax expenses/(benefit)	$402,781	$589,680	$(63,950)

A reconciliation between the Group’s actual provision for income taxes and the provision at Japan statutory rate is as follows:

		For the years ended September 30,
		2025	2024	2023
(Loss)/profit before income tax expenses		$(6,965,324)	$150,344	$(716,678)
Computed income tax expense/(benefit) with statutory tax rate(1)	36.8%	(2,565,094)	55,367	(263,930)
Effect of preferential tax rate		22	(21,092)	(22,301)
Impact of different tax rates in other jurisdictions		1,807,163	(237,513)	(425)
Non-deductible expenses		3,001	3,160	316
Utilized tax loss		—	—	(49,313)
Changes in valuation allowance		1,157,689	789,758	271,703
Income tax expenses/(benefit)		$402,781	$589,680	$(63,950)

(1)	Since the company’s main place of business is in Japan, the Japanese tax rate has been chosen as the statutory tax rate.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

15. INCOME TAXES (cont.)

As of September 30, 2025 and 2024, the significant components of the deferred tax assets are summarized below:

	As of September 30,
	2025	2024
Deferred tax assets:
Net operating loss carried forward	$2,479,634	$1,265,023
Unrealized foreign exchange (loss) /gain	(30,668)	45,440
Total deferred tax assets	2,448,966	1,310,463
Valuation allowance	(2,448,966)	(1,310,463)
Deferred tax assets, net of valuation allowance	$—	$—

The Group operates through subsidiaries and valuation allowance is considered for each of the entities on an individual basis. The Group recorded valuation allowance against deferred tax assets of those entities that are in a cumulative financial loss position and are not forecasting profits in the near future as of September 30, 2025 and 2024. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The Group has recognized a valuation allowance of $2,448,966 and $1,310,463 for the years ended September 30, 2025 and 2024, respectively.

Changes in valuation allowance are as follows:

	As of September 30
	2025	2024
Valuation allowance:
Balance at beginning of the year	$1,310,463	$468,938
Additions	1,157,678	790,396
Loss utilized	—	—
Exchange difference	(19,175)	51,129
Balance at end of the year	$2,448,966	$1,310,463

As of September 30, 2025, net operating loss carryforwards will expire, if unused, in the following amounts:

2026	$142,099
2027	499,609
2028	1,605,415
2029	1,685,614
2030	7,443,288
Total	$11,376,025

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

Linkage Global Inc
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

16. EQUITY (cont.)

On October 11, 2024, a resolution of the shareholders of the Company was adopted to authorize share capital be re-designated and re-classified as follows with immediate effect (the “Share Capital Reorganization”):

(a) each share in issue immediately following the Share Capital Reorganization, which is 21,500,000 shares of par value US$0.00025 each (the “Shares”), each be re-designated and re-classified into one Class A ordinary share of par value US$0.00025 each (the “Class A Shares”); (b) 5,000,000 of the remaining authorized but unissued Shares each be re-designated and re-classified into one Class B ordinary share of par value US$0.00025 each (the “Class B Shares”); and (c) each of the remaining authorized but unissued Shares, which is 173,500,000 Shares of par value US$0.00025 each, each be re-designated and re-classified into one Class A Share of par value US$0.00025 each, such that the Company’s authorized share capital be amended from US$50,000 divided into 200,000,000 Shares of a par value of US$0.00025 each to US$50,000 divided into 195,000,000 Class A ordinary shares of par value US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each.

On October 16, 2024, the Company completed transactions contemplated under that certain securities purchase agreement (the “SPA”) with certain institutional investors (the “Investors”), pursuant to which, the Company issued to the Investors, (i) convertible promissory notes in the aggregate principal amount of US$10,830,000, bearing interest at a rate of 8% per annum and having a term of one year from issuance date, issued with an aggregate original issue discount of US$800,000, and (ii) 9,300,000 class A ordinary shares of the Company in aggregate at the purchase price equal to par value US$0.00025 per share, which is for pre-delivery and subject to the Company’s repurchase right upon repayment of the notes.

On November 7, 2024, a resolution of the directors of the Company was adopted to issue 5,000,000 Class B ordinary shares of par value US$0.00025 each (the New Shares) to WU Zhihua, at a subscription price of US$0.00025 per share (the New Share Issuance), for the purpose of compensation.

On January 27, 2025, a resolution of the shareholders of the Company was adopted to approve that, the authorized share capital of the Company be immediately increased from US$50,000 divided into 195,000,000 Class A ordinary shares with a par value of US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each to US$2,500,000 divided into 9,980,000,000 Class A ordinary shares with a par value of US$0.00025 each and 20,000,000 Class B ordinary shares with a par value of US$0.00025 each (the “Share Capital Increase”).

On March 13, 2025, the Company repurchased 2,000,000 Class A ordinary shares of par value US$0.00025 each (the Class A Ordinary Shares) from Smart Bloom Global Limited at par value (the Class A Share Repurchase), and (ii) the Company issue 2,000,000 Class B ordinary shares of par value US$0.00025 each (Class B Ordinary Shares) to Wu Zhihua, the controlling shareholder of Smart Bloom Global Limited (the Class B Share Issuance) in accordance with the terms of the share application letter from Wu Zhihua (the Share Application Letter). The Company proposes to allocate the proceeds from the Class B Share Issuance to pay for the Class A Share Repurchase.

On April 7, 2025, the Company consolidated each 10 shares into 1 share. After the Share Consolidation, the authorized share capital of the Company be immediately decreased from US$2,500,000 divided into 9,980,000,000 Class A ordinary shares with a par value of US$0.00025 each and 20,000,000 Class B ordinary shares with a par value of US$0.0025 each into US$2,500,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 2,000,000 Class B ordinary shares with a par value of US$0.0025 each.

Repurchasing of treasury shares resolved at the Board of Directors meeting held on January 19, 2025. The Company repurchase 2,000,000 Class A ordinary shares of par value US$0.00025 each (the Class A Ordinary Shares) from Smart Bloom Global Limited at par value (the Class A Share Repurchase), and (ii) the Company issue 2,000,000 Class B ordinary shares of par value US$0.00025 each (Class B Ordinary Shares) to WU Zhihua, the controlling shareholder of Smart Bloom Global Limited (the Class B Share Issuance) in accordance with the terms of the share application letter from WU Zhihua (the Share Application Letter). The Company proposes to allocate the proceeds from the Class B Share Issuance to pay for the Class A Share Repurchase.

Details of matters relating to repurchase

Number of Class A ordinary shares repurchased (Shares consolidated each 10 shares into 1 share)	200,000
Total purchase price for repurchase of shares	$500

Repurchasing of treasury shares resolved at the Board of Directors meeting held on April 29, 2025. The Company repurchase 300,000 Class A ordinary shares of par value US$0.0025 each (the Class A Ordinary Shares) from Smart Bloom Global Limited at par value (the Class A Share Repurchase), and (ii) the Company issue 300,000 Class B ordinary shares of par value US$0.0025 each (Class B Ordinary Shares) to WU Zhihua, the controlling shareholder of Smart Bloom Global Limited (the Class B Share Issuance) in accordance with the terms of the share application letter from WU Zhihua (the Share Application Letter). The Company proposes to allocate the proceeds from the Class B Share Issuance to pay for the Class A Share Repurchase.

Linkage Global Inc
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

16. EQUITY (cont.)

Details of matters relating to repurchase

Number of Class A ordinary shares repurchased	300,000
Total purchase price for repurchase of shares	$750

On May 14, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with 4 non-U.S. investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 4,000,000 ordinary shares (the “Shares”), par value $0.0025 per share, at a purchase price per share of $0.50, for gross proceeds of $2,000,000, of which proceeds will be used for working capital and other general corporate purposes. The Private Placement closed on June 6, 2025.

On July 1, 2025, The principal of the convertible notes, together with accrued interest, totaling $10,881,492 was fully converted into equity shares. The conversion price was $2.4 per share, representing a total of 4,512,500 converted shares, of which 930,000 shares were issued as consideration at the time of the convertible notes’ issuance.

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of September 30, 2025 and 2024  , net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately $1,206,886 and $1,206,886, respectively.

17. OTHER NON-OPERATING INCOME

Others, non-operating income consisted of the following:

	For the years ended September 30,
	2025	2024	2023
Rental income(1)	$72,597	$17,562	$—
Tax subsidies and deductions	2,161	(1,155)	14
Government subsidies	14,278	701	1,314
Gain from disposal of HQT(2)	29,674	—	—
Others income/(expenses)	(18,057)	4,536	13,229
Total	$100,653	$21,644	$14,557

(1)	Rental income for the year ended September 30, 2025 and 2024 was generated from the operating lease of part of warehouse located in Saitama, Japan.

(2)	Gain from disposal of HQT, which obtained the gain of $29,674 from cleaning up the current accounts due to the deregistration of HQT.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

18. EARNINGS PER SHARE

The following table sets forth the basic and diluted earnings per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	As of September 30,
	2025	2024	2023
Numerator:
Net loss attributable to Linkage Global Inc	$(7,462,559)	$(439,336)	$(652,728)

Denominator:
Weighted average number of ordinary shares	5,793,575	2,117,534	2,000,022

Net loss per ordinary share
– Basic and diluted	(1.27)	(0.21)	(0.3)

19. RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Mrs. Qi Xiaoyu	Shareholder of the Company
2	Mr. Fuyunishiki Ryo	Director and shareholder of the Company
3	Mr. Wu Zhihua	Director, CEO and shareholder of the Company
4	Ms. Wu Shunyu	Department head of Digital Marketing Sales
5	Ishiyama	An equity method investee of the Group
6	Hermann Limited	Shareholder of the Company
7	Smart Bloom Global Limited	Shareholder of the Company, owned by Wu Zhihua

Amounts due from related parties

Amount due from related parties consisted of the following for the periods indicated:

		As of September 30,
		2025	2024
Hermman Limited(1)	Prepayment for service provided by related parties	$799,917	$—
Total		$799,917	$—

(1)	The Company signed service agreement with Hermann Limited in December 2023, providing corporate management and investment and financing consulting services for the Company for three years, with contract amount of $2,060,000. Since Hermann Limited obtained a portion of the Company's mortgaged shares through the issuance of convertible notes, and became a shareholder of the Company with a 11.7% shareholding ratio. Therefore, it was reclassified into amount due from related parties on September 30, 2025. For the year ended September 30, 2025, the amortized expense amount is $684,422, and the remaining amount is $799,917.

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

19. RELATED PARTY TRANSACTIONS (cont.)

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of September 30,
		2025	2024
Mrs. Qi Xiaoyu	Proceed of Interest-free loan from related parties	$7,316	$—
Mr. Fuyunishiki Ryo	Proceed of Interest-free loan from related parties	418,727	208,943
Ms. Wu Shunyu	Expenses paid on behalf of the Group	—	105,601
Total		$426,043	$314,544

Related party transactions

	For the years ended September 30,
Nature	2025	2024	2023
Expenses paid on behalf of the Group by related parties

Mrs. Qi Xiaoyu	$—	$6,669	$1,480,137
Ms. Wu Shunyu	—	6,120	30,222
Mr. Fuyunishiki Ryo	—	433,680	218,038
Total	$—	$446,469	$1,728,398

Proceed of Interest-free loan from related parties
Mrs. Qi Xiaoyu	$7,316	$2,815,899	$—
Mr. Fuyunishiki Ryo	214,734	86,478	—
Mr. Wu Zhihua	—	129,090	—
Total	$222,050	$3,031,467	$—

Repayment to (receivable from) related parties
Mrs. Qi Xiaoyu	$—	$4,035,593	$—
Ms. Wu Shunyu	105,601	—	—
Mr. Fuyunishiki Ryo	—	428,409	—
Mr. Wu Zhihua	—	129,090	—
Ishiyama	—	—	(35,990)
Total	$105,601	$4,593,092	$(35,990)

Service provided by related parties
Hermman Limited(1)	$684,422	$—	$—
Total	$684,422	$—	$—

Stock-based compensation(2)
Wu Zhihua	$1,209,000	$—	$—
Total	$1,209,000	$—	$—

Repurchase of Class A Shares by issuing Class B Shares
Smart Bloom Global Limited	$1,250	$—	$—
Total	$1,250	$—	$—

(1)	The Company signed service agreement with Hermann Limited in December 2023, providing corporate management and investment and financing consulting services for the Company for three years, with contract amount of $2,060,000. Since Hermann Limited obtained a portion of the Company's mortgaged shares through the issuance of convertible notes, and became a shareholder of the Company with a 11.7% shareholding ratio. Therefore, it was reclassified into amount due from related parties on September 30, 2025. For the year ended September 30, 2025, the amortized expense amount is $684,422, and the remaining amount is $799,917.

(2)	On November 7, 2024, a resolution of the directors of the Company was adopted to issue 5,000,000 Class B ordinary shares of par value US$0.00025 each (the New Shares) to WU Zhihua. Due to the fact that Class B shares are not tradable and the voting rights are different from those of Class A shares, the price per share of $0.2418 is based on the valuation report issued by appraisers.

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

The following table sets forth a summary of single Customers who represent 10% or more of the Group’s total revenue.

	For the years ended September 30,
	2025	2024	2023
Percentage of the Group’s total revenue
Customer E	12.01%	23.08%	*
Customer L	22.71%	*	*
Customer N	20.01%	*	*
Customer K	15.16%	*	*
Customer M	14.99%	*	*
Customer A	*	*	11.95%
Customer B	*	*	10.73%

The following table sets forth a summary of single Customers who represent 10% or more of the Group’s total accounts receivable:

	As of September 30,
	2025	2024
Percentage of the Group’s accounts receivable
Customer E	*	42.10%
Customer K	18.07%	17.66%
Customer L	26.04%	14.17%
Customer M	20.87%	13.29%
Customer N	28.30%	10.51%

The following table sets forth a summary of single Customers who represent 10% or more of the Group’s total contract liabilities:

	As of September 30,
	2025	2024
Percentage of the Group’s contract liabilities
Customer G	*	17.41%
Customer O	84.90%	22.79%
Customer J	11.60%	13.26%
Customer P	*	13.08%
Customer Q	*	11.06%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the years ended September 30,
	2025	2024	2023
Percentage of the Group’s purchase
Supplier S	19.43%	*	*
Supplier O	14.81%	*	*
Supplier F	10.74%	*	*
Supplier N	*	15.39%	*
Supplier A	*	*	17.02%
Supplier B	17.61%	10.74%	17.52%
Supplier C	*	*	11.04%

Linkage Global Inc
Notes to Audited Consolidated Financial Statements

20. CONCENTRATION OF CREDIT RISK (cont.)

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total account payable to suppliers:

	As of September 30,
	2025	2024
Percentage of the Group’s account payable
Supplier S	87.60%	*
Supplier O	12.34%	20.05%
Supplier C	*	33.07%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total advance to suppliers:

	As of September 30,
	2025	2024
Percentage of the Group’s advance to
Supplier T	99.93%	*
Supplier P	*	46.85%
Supplier Q	*	27.22%

*	represent percentage less than 10%

21. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments under the non-cancellable short-term operating lease which are not included in operating lease right-of-use assets and lease liabilities, with respect to the office and the warehouse as of September 30, 2025 are payable as follows:

Lease Commitment
Within 1 year	$—

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2025 and through the issuance date of these consolidated financial statements.

22. SUBSEQUENT EVENTS

Amendments to Material Agreements

As previously disclosed on a Report of Foreign private Issuer on Form 6-K furnished to the Securities and Exchange Commission on July 18, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an accredited investor (the “Investor”). Pursuant to the Purchase Agreement, the Company agreed to sell, and the Investor agreed to purchase, a new series of senior unsecured convertible notes of the Company, in the aggregate original principal amount of up to $30,000,000. The transactions contemplated under the Purchase Agreement (the “Transactions”) closed on July 17, 2025 (“Closing”). Upon Closing, the Company issued a senior unsecured convertible note in the principal amount of $3,500,000 (the “Initial Note”). In connection with the Transactions, the Company and the Investor also entered on the same date into a registration rights agreement (the “Registration Rights Agreement”).

Linkage Global Inc
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

22. SUBSEQUENT EVENTS (cont.)

On October 6, 2025, the Company and the Investor entered into a First Amendment to the Initial Note (the “Amendment to the Note”) and into a First Amendment to the Registration Rights Agreement (the “Amendment to the Registration Rights Agreement”).

The Amendment to the Note, among other things, (i) removed the sections and terms in the Initial Note under which the Floor Price, as defined in the Initial Note, could have been adjusted to an “Adjusted Floor Price”, as was defined in the Initial Note, and (ii) Changed the “Alternate Conversion Price” definition such that the Alternate Conversion Price will be defined as the lower of (i) the applicable Conversion Price then in effect and (ii) the greater of (x) the Floor Price then in effect and (y) 90% of the lowest VWAP of the Ordinary Shares during the ten (10) consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice.

The Amendment to the Registration Rights Agreement, among other things, (i) extended the deadline for effectiveness of the Initial Registration Statement, as defined in the Registration Rights Agreement, to 120 calendar days after the Closing and (ii) removed the option that the Required Registration Amount, as was defined in the Registration Rights Agreement, will be calculated using the Adjusted Floor Price, as was defined in the Initial Note.

The foregoing description of the Amendment to the Note and the Amendment to the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the text of such documents, which are filed as Exhibit 10.1 and 10.2 hereto and which is incorporated herein by reference

Entry into Securities Purchase Agreement

On November 24, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 689,655 Class A ordinary shares (the “Shares”), par value $0.0025 per share, at a purchase price per share of $1.45, for gross proceeds of approximately $1,000,000, of which proceeds will be used for working capital and other general corporate purposes. The Private Placement closed on December 3, 2025.

Launched the layout of new business and entered into an intellectual property license agreement for Bluetooth headsets

On December 23, 2025, the Company has entered into a headset intellectual property license agreement with a Hong Kong-based trading company, pursuant to which the Company grants to the latter a license to its software copyrights in Bluetooth headset audio technology and relevant trademarks. The licensee shall manufacture and sell headsets under the Company’s brand and pay an intellectual property royalty of US$10 per unit of headset sold. The term of the cooperation was two years.

The Group has evaluated subsequent events through the date these consolidated financial statements are issued on January 30, 2026. The Group did not identify any subsequent events with a material financial impact on the Group’s consolidated financial statements.

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

Condensed balance sheets

	As of September 30,
	2025	2024
	US$	US$
Assets
Current assets
Cash	—	250,728
Deferred offering costs	—	—
Amount due from subsidiaries	7,696,555	6,091,355
Prepaid expenses and other current asset, net	412,000	1,487,778
Loan to third party	8,700,000	160,000
Interest receivable from loan to third party	794,379	—
Amount due from Related parties	799,917	—
Total current assets	18,402,851	7,989,861
Total assets	18,402,851	7,989,861

Liabilities
Current liabilities
Convertible notes	2,008,405	964,865
Interest payable of convertible notes	58,333	—
Amounts due to related parties	—	212
Total current liabilities	2,066,738	965,077
Total liabilities	2,066,738	965,077

Shareholders’ equity
Class A ordinary shares (par value of US$0.0025 per share; 998,000,000 ordinary shares authorized, 10,662,522 and 2,150,000 ordinary shares issued and outstanding as of September 30, 2025 and 2024, respectively) *	26,656	5,375
Class B ordinary shares (par value of US$0.0025 per share; 1,000,000 ordinary shares authorized, 1,000,000 and nil ordinary shares issued and outstanding as of September 30, 2025 and 2024, respectively) *	2,500	—
Additional paid in capital	21,238,987	5,591,596
Treasury Shares	(1,250)
Statutory reserve	11,348	11,348
Retained earnings	(5,754,888)	1,613,217
Derivative Liability – Embedded Conversion Option	887,231	—
Accumulated other comprehensive (loss)	(74,471)	(196,752)
Total shareholders’ equity	16,336,113	7,024,784
Total liabilities and shareholders’ equity	$18,402,851	$7,989,861

Linkage Global Inc
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

23. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed statements of operations and comprehensive loss

	For the years ended
	September 30,
	2025	2024	2023
	US$	US$	US$

Income/(loss) before income taxes	(6,965,324)	150,344	(716,678)
Income tax (provision)/benefit	(402,781)	(589,680)	63,950
Net loss	(7,368,105)	(439,336)	(652,728)
Other comprehensive loss:
Foreign currency translation difference	122,281	(74,851)	(15,524)
Total comprehensive loss	(7,245,824)	(514,187)	(668,252)

Condensed statements of cash flows

	For the years ended
	September 30,
	2025	2024	2023
	US$	US$	US$
Cash flows from operating activities:
Net (loss)/income	(7,368,105)	(439,336)	(652,728)
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Equity in (income)/loss of subsidiaries	2,916,069	(129,598)	652,792
Interests for Convertible notes	3,140,934	—	—
Interests from loan to third party	(794,379)	—	—
Amount due from Related parties	687,861	—	—
Fair Value Change in Derivative Liability	16,202	—	—
Stock-Based Compensation	1,209,000	—	—
Prepaid expenses and other current asset, net	(412,000)	(1,487,778)	—
Net cash (used in)/provided by operating activities	(604,418)	(2,056,712)	64
Loan to third party	(8,540,000)	(160,000)	—
Net cash provided by investing activities	(8,540,000)	(160,000)	—
Loan to subsidiaries	(1,605,200)	(3,888,998)	—
Proceeds from issuance of Class A ordinary shares upon the completion of IPO	—	5,356,417	—
Proceeds from issuance of Class A ordinary shares	1,812,430	—	—
Proceeds from Convertible notes issued in September 2024	8,686,460	999,957	—
Net cash provided by financing activities	8,893,690	2,467,376	—
Net increase/decrease in cash	(250,728)	250,664	64
Cash at beginning of year	250,728	64	—
Cash at end of year	—	250,728	64